As filed with the Securities and Exchange Commission on June 2, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PINNACLE FINANCIAL PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	6021	62-1812853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

150 Third Avenue South

Suite 900

Nashville, Tennessee 37201

(615) 744-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Terry Turner

President and Chief Executive Officer

Pinnacle Financial Partners, Inc.

150 Third Avenue South

Suite 900

Nashville, Tennessee 37201

(615) 744-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Bob F. Thompson, Esq. Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201	Elizabeth W. Sims, Esq. Adam G. Smith, Esq. Butler Snow LLP 150 Third Avenue South, Suite 1600 Nashville, Tennessee 37201

Approximate date of commencement of the proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement and the effective time of the merger described in this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer	☐

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee (1)(2)
Common stock, $1.00 par value per share	(1)(2)	(1)(2)	$35,453,178	$4,120

(1)	This Registration Statement relates to the common stock of Pinnacle Financial Partners, Inc. (“Pinnacle”) issuable to holders of common stock of CapitalMark Bank & Trust (“CapitalMark”) in the proposed merger of CapitalMark with and into Pinnacle Bank, a wholly-owned subsidiary of Pinnacle. Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(f)(2) and (3) of the Securities Act of 1933, as amended (the “Securities Act”) by multiplying $10.88, the book value per share of CapitalMark common stock as of March 31, 2015, the last practicable date prior to filing this Registration Statement, by 6,612,480 shares, the maximum number of shares of CapitalMark stock that may be exchanged for the shares being registered less $36,490,604, the estimated aggregate amount of cash expected to be paid by Pinnacle in exchange for shares of CapitalMark common stock. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares that may become issuable as a result of stock splits, stock dividends, or similar transactions.
(2)	Pursuant to Rule 457(o), the registration fee has been calculated on the basis of the maximum offering price, and the number of shares being registered has been omitted. The fee has been determined in accordance with Section 6(b) of the Securities Act at a rate equal to $116.20 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 2, 2015

PROXY STATEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS OF

CAPITALMARK BANK & TRUST

and

PROSPECTUS OF

PINNACLE FINANCIAL PARTNERS, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On behalf of the board of directors of CapitalMark Bank & Trust, I am pleased to deliver this proxy statement/prospectus for the proposed merger of CapitalMark with and into Pinnacle Bank, the subsidiary bank of Pinnacle Financial Partners, Inc. In this document we refer to this merger as the CapitalMark merger.

As a holder of CapitalMark common stock, you will have the opportunity to elect, for each share of CapitalMark common stock that you hold, to receive either (i) 0.50 shares of Pinnacle common stock (which we refer to as the exchange ratio), (ii) an amount in cash equal to the value of 0.50 shares of Pinnacle’s common stock, based on the 10-day average closing price for Pinnacle’s common stock prior to the closing date of the CapitalMark merger, or (iii) a combination of stock and cash. The total amount of stock and cash issued to CapitalMark common shareholders will equal 90% and 10%, respectively, of CapitalMark’s outstanding shares of common stock as of the effective time of the CapitalMark merger. As a result, if CapitalMark common shareholders elect to receive either more Pinnacle common stock or more cash than is available as merger consideration under the merger agreement, the form of consideration that you elect may be proportionately reduced and substituted with consideration in the other form, despite your election.

Additionally, if the CapitalMark merger is completed, all of the unvested outstanding options to purchase shares of CapitalMark common stock shall vest and each option to purchase a share of CapitalMark common stock will be converted into an option to purchase a share of Pinnacle common stock multiplied by the exchange ratio, and the exercise price of such option will become the exercise price of the option immediately prior to the CapitalMark merger divided by the exchange ratio. In connection with the CapitalMark merger, Pinnacle or Pinnacle Bank intends to redeem the approximately $18.2 million of preferred stock CapitalMark has issued to the U.S. Treasury pursuant to the Small Business Lending Fund program.

This proxy statement/prospectus contains important information about the CapitalMark merger. You should read this entire proxy statement/prospectus carefully, including all appendices, the documents incorporated by reference therein and the information under the section entitled “RISK FACTORS RELATING TO THE CAPITALMARK MERGER” beginning on page 25.

The CapitalMark merger cannot be completed unless the proposal to approve the merger agreement is approved by the affirmative vote of a majority of the outstanding shares of CapitalMark common stock. As a result, failing to vote will have the same effect as a vote against the approval of the merger agreement. Whether or not you plan to attend the CapitalMark special meeting, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope, or follow the instructions to vote online or by email or fax.

The CapitalMark board of directors unanimously recommends that you vote FOR the approval of the merger agreement. We look forward to seeing you at the CapitalMark special meeting and we appreciate your continued support.

Sincerely yours,

R. Craig Holley

Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being issued by Pinnacle in connection with CapitalMark merger or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the CapitalMark merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated [                    ], 2015, and is first being mailed on or about [                    ], 2015.

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [                    ], [                    ], 2015

You are cordially invited to attend a special meeting of the shareholders of CapitalMark Bank & Trust (“CapitalMark”) on [                    ], [                    ], 2015, at [                    ] p.m., local time, at [                            ]. At the special shareholders’ meeting, holders of CapitalMark common stock will consider the following proposals:

1.	Proposal 1: Agreement and Plan of Merger. To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated April 7, 2015, by and among CapitalMark, Pinnacle Financial Partners, Inc., and Pinnacle Bank (the “merger agreement”). A copy of the merger agreement is attached to the accompanying proxy statement/prospectus as Appendix A.

2.	Proposal 2: Adjournment. To consider and vote on a proposal to authorize CapitalMark’s board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special shareholders’ meeting, in person or by proxy, and entitled to vote, to approve the merger agreement.

Only shareholders of record of CapitalMark common stock at the close of business on [                    ], 2015, will be entitled to notice of and to vote at the special shareholders’ meeting and at any adjournment or postponement of the special shareholders’ meeting.

CapitalMark has concluded that holders of record of CapitalMark common stock have the right to dissent from the merger agreement and obtain payment of the “fair value” of their shares of CapitalMark common stock, in lieu of the merger consideration that holders of CapitalMark common stock would otherwise receive pursuant to the merger agreement. The right to dissent is summarized in the accompanying proxy statement/prospectus on page 44, and a copy of the pertinent state law is reprinted in full as Appendix B.

CAPITALMARK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF CAPITALMARK COMMON STOCK VOTE “FOR” THE PROPOSALS SET FORTH ABOVE.

Your vote is very important. You can vote in one of five ways: (i) by fax, (ii) by e-mail, (iii) by mail by completing, dating, signing, and returning the enclosed proxy card, (iv) online, or (v) in person at the CapitalMark special meeting. To vote by fax, internet, or email, follow the instructions in the enclosed proxy card, or you may complete, date, and sign the enclosed proxy card and promptly return it in the envelope provided, whether or not you plan to attend the special shareholders’ meeting. If you attend the special shareholders’ meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Please vote by fax, internet, e-mail, or return your proxy card by no later than [                    ], 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF CAPITALMARK BANK & TRUST

June , 2015 Chattanooga, Tennessee	R. Craig Holley Chairman, President and Chief Executive Officer

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Pinnacle Financial Partners, Inc. from documents that it files with the Securities and Exchange Commission (which we refer to as the SEC) but that are not included in or delivered with this proxy statement/prospectus. You can obtain copies of the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Pinnacle Financial Partners, Inc. at the following address:

Pinnacle Financial Partners, Inc.

150 Third Avenue South

Suite 900

Nashville, Tennessee 37201

Attention: Harold R. Carpenter

(615) 744-3700

Shareholders of CapitalMark requesting Pinnacle documents should do so by [                    ], 2015 in order to receive them before the special meeting.

You may also obtain these documents at the SEC’s website (www.sec.gov) and you may obtain certain of these documents at Pinnacle’s website (www.pnfp.com) by selecting the tab entitled “Investor Relations” and then the tab entitled “SEC Filings”. Information contained on, or accessible from, Pinnacle’s website is expressly not incorporated by reference into this proxy statement/prospectus, and you should not consider it part of this proxy statement/prospectus.

You should rely only on the information incorporated by reference into or provided in or with this proxy statement/prospectus. We have not authorized anyone to give you different information. You should not assume that the information in this proxy statement/prospectus, or in any documents delivered with this proxy statement/prospectus, or any supplement, is accurate as of any date other than the date on the front of such documents, and neither the mailing of this proxy statement/prospectus to you nor the issuance of Pinnacle common stock in connection with the merger of CapitalMark with and into Pinnacle Bank shall create any implication to the contrary.

If you have any questions, or need assistance in completing and returning your proxy, you may contact CapitalMark at the following address and telephone number:

CapitalMark Bank & Trust

801 Broad Street #100

Chattanooga, Tennessee 37402

Attention: R. Craig Holley

Telephone: (423) 756-7878

For a more detailed description of the information incorporated by reference in the enclosed proxy statement/prospectus and how you may obtain it, see the section entitled “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97 of the enclosed proxy statement/prospectus.

ii

EXPLANATORY NOTE

This proxy statement/prospectus relates to an Agreement and Plan of Merger, dated April 7, 2015, as it may be amended from the time to time (which we refer to as the merger agreement), by and among Pinnacle Financial Partners, Inc., a Tennessee corporation (which we refer to as Pinnacle), Pinnacle Bank, a Tennessee state-chartered bank and a direct, wholly owned subsidiary of Pinnacle (which we refer to as Pinnacle Bank), and CapitalMark Bank & Trust, a Tennessee state-chartered bank (which we refer to as CapitalMark). Upon the terms and subject to the conditions of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Appendix A and incorporated by reference herein, CapitalMark will merge with and into Pinnacle Bank, with Pinnacle Bank being the surviving company (which we refer to as the CapitalMark merger).

Pursuant to the terms of the merger agreement, upon consummation of the CapitalMark merger each holder of CapitalMark common stock, par value $1.00 per share (which we refer to as the CapitalMark common stock), issued and outstanding, subject to certain exceptions, will have the right to elect to receive either (i) 0.50 shares of Pinnacle common stock, par value $1.00 per share (which we refer to as Pinnacle common stock), for each share of CapitalMark common stock owned by such CapitalMark shareholder at the effective time of the CapitalMark merger (which we refer to as the stock consideration), (ii) an amount in cash equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger (which we refer to as the cash consideration), or (iii) a combination of stock consideration and cash consideration; provided, however, that the aggregate amount of stock consideration and cash consideration issued to holders of CapitalMark common stock will be prorated such that 90% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle common stock and 10% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into cash. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger. Collectively, the stock consideration and cash consideration are referred to in this proxy statement/prospectus as the “merger consideration”.

This proxy statement/prospectus serves as:

•	a proxy statement for a special meeting of CapitalMark shareholders being held on [ ], 2015 (which we refer to as the CapitalMark special meeting), where CapitalMark common shareholders will vote on, among other things, a proposal to approve the merger agreement; and

•	a prospectus for Pinnacle common stock that CapitalMark common shareholders will receive as a result of the CapitalMark merger.

Unless the context otherwise requires, all references in this proxy statement/prospectus to “we”, “us”, or “our” refer to Pinnacle, Pinnacle Bank and CapitalMark.

In addition to the foregoing, this proxy statement/prospectus references that certain Agreement and Plan of Merger, dated April 28, 2015, as amended from time to time, by and among Magna Bank, a Tennessee state-chartered bank (which we refer to as Magna), Pinnacle and Pinnacle Bank (which we refer to as the Magna merger agreement). Upon the terms and subject to the conditions of the Magna merger agreement, Magna will merge with and into Pinnacle Bank, with Pinnacle Bank being the surviving company (which we refer to as the Magna merger). See “SUMMARY—Pending Acquisition of Magna Bank” beginning on page 13. Collectively, the CapitalMark merger and the Magna merger are referred to in this proxy statement/prospectus as the “mergers”.

iii

QUESTIONS AND ANSWERS ABOUT VOTING AND THE CAPITALMARK MERGER AND

THE CAPITALMARK SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the CapitalMark special meeting, the merger agreement and the CapitalMark merger. These questions and answers may not address all questions that may be important to you as a CapitalMark common shareholder. To better understand these matters, and for a description of the legal terms governing the CapitalMark merger, you should carefully read this entire proxy statement/prospectus, including the appendices, as well as the documents that have been incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97.

Q:	What am I being asked to vote upon and how does my board recommend I vote?

A:	Holders of CapitalMark common stock are being asked to (1) approve the merger agreement pursuant to which Pinnacle Bank will acquire CapitalMark by merger, with Pinnacle Bank being the surviving corporation and (2) permit the adjournment of the CapitalMark special meeting to permit the solicitation of additional proxies in the event there are insufficient votes to approve the merger agreement.

CapitalMark’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the CapitalMark merger, are advisable and in the best interests of CapitalMark and its shareholders. The board of directors of CapitalMark unanimously recommends that CapitalMark shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to authorize CapitalMark’s board of directors to adjourn the CapitalMark special meeting to allow time for further solicitation of proxies to approve the merger agreement. In addition, members of CapitalMark’s board of directors and executive officers have entered into agreements with Pinnacle in which they have agreed, among other things, to vote their shares of CapitalMark common stock in favor of the proposal to approve the merger agreement.

CapitalMark’s board of directors is not aware of any other business to be considered at the CapitalMark special meeting.

Q:	What vote is required to approve the merger agreement or the adjournment of the CapitalMark special meeting?

A:	Proposal to Approve the Merger Agreement by CapitalMark Shareholders. The approval of the merger agreement requires the affirmative vote of a majority of the shares of CapitalMark’s common stock outstanding on [ ], 2015, the record date set by CapitalMark’s board of directors. Accordingly, a CapitalMark common shareholder’s failure to submit a proxy card or to vote in person at the CapitalMark special meeting or an abstention from voting will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

Proposal to Permit the CapitalMark Board of Directors to Adjourn the CapitalMark Special Meeting. Approving the proposal to authorize the CapitalMark board of directors to adjourn the CapitalMark special meeting to allow time for further solicitation of proxies requires the affirmative vote of holders of a majority in voting power of the shares of CapitalMark common stock present and entitled to vote at the CapitalMark special meeting on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to authorize the CapitalMark board of directors to adjourn the CapitalMark special meeting, while shares not in attendance at the CapitalMark special meeting will have no effect on the outcome of any vote to adjourn the CapitalMark special meeting.

Q:	Why is my vote important?

A:	Under the Tennessee Business Corporation Act (which we refer to as the TBCA) which governs CapitalMark, the merger agreement must be approved by the holders of a majority of the outstanding shares of CapitalMark common stock entitled to vote. Accordingly, if a holder of CapitalMark common stock fails to vote, or abstains, that will make it more difficult for CapitalMark to obtain the approval of the merger agreement. If you are a CapitalMark common shareholder, your failure to vote will have the same effect as a vote against the approval of the merger agreement.

Q:	What do I need to do now?

A:	After you carefully read this proxy statement/prospectus, please respond as soon as possible by completing, signing and dating your proxy card and returning it in the enclosed postage-paid return envelope (or in any of the other permitted manners described herein) so that your shares of CapitalMark common stock will be represented and voted at the CapitalMark special meeting.

The board of directors of CapitalMark unanimously recommends that the shareholders of CapitalMark vote in favor of each of the proposals on which they will be voting at the CapitalMark special meeting.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the CapitalMark special meeting. You can do this in any of the three following ways:

•	by sending written notice to R. Craig Holley, Chairman, President and Chief Executive Officer of CapitalMark in time to be received before the CapitalMark special meeting stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card bearing a later date and returning it by mail, by fax or by e-mail or voting online before the CapitalMark special meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the CapitalMark special meeting and voting in person.

Q:	Why are Pinnacle Bank and CapitalMark proposing to merge?

A:	The boards of directors of each of Pinnacle, Pinnacle Bank and CapitalMark believe that, among other things, the CapitalMark merger will provide the resulting company with expanded opportunities for profitable growth. In addition, the boards believe that by combining the resources of the two companies, the resulting company will have an improved ability to compete in the changing and competitive financial services industry.

Q:	What will CapitalMark common shareholders receive as a result of the CapitalMark merger?

A:	Pursuant to the terms of the merger agreement, upon the consummation of the CapitalMark merger each holder of CapitalMark common stock issued and outstanding will have the right to elect to receive for each share of CapitalMark common stock owned: either (i) 0.50 shares of Pinnacle common stock for each share of CapitalMark common stock owned by such CapitalMark shareholder at the effective time of the CapitalMark merger, or (ii) an amount in cash equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger, or (iii) a combination of stock consideration and cash consideration; provided, however, that the aggregate amount of stock consideration and cash consideration issued to CapitalMark common shareholders will be prorated such that 90% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle common stock and 10% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into cash.

Cash will be paid in lieu of any fractional shares based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger. Additionally, any outstanding options to purchase shares of common stock of

CapitalMark will be assumed by Pinnacle and converted into the right to purchase that number shares of Pinnacle common stock equal to the product of (i) the number of shares of CapitalMark common stock for which the option may be exercised and (ii) 0.50, with the exercise price of the option equal to the quotient of (A) the exercise price of the option divided by (B) 0.50.

See “THE MERGER AGREEMENT—Merger Consideration” for a more complete discussion of the merger consideration to be paid in the CapitalMark merger beginning on page 61.

Q:	Can I elect the type of merger consideration I will receive in the CapitalMark merger?

A:	Yes, subject to the merger consideration requirements described under “Will I receive the form of merger consideration I elect to receive?” below, you may elect to receive all shares of Pinnacle common stock, all cash, or a combination of whole shares of Pinnacle common stock and cash, in exchange for your shares of CapitalMark common stock.

See “THE MERGER AGREEMENT—Merger Consideration” for a more complete discussion of the merger consideration to be paid in the CapitalMark merger beginning on page 61.

Q:	Will I receive the form of consideration I elect to receive?

A:	It is possible that you will not receive the exact form of merger consideration you elect in the CapitalMark merger. Whether you will be entitled to receive stock consideration, cash consideration, or a combination of stock consideration and cash consideration, in exchange for your shares of CapitalMark common stock will be initially determined based on your election. Notwithstanding the particular election you make, the stock consideration and cash consideration to be paid by Pinnacle will be prorated such that 90% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle common stock and 10% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into cash. If stock consideration elections made by all CapitalMark shareholders, in the aggregate, total 90% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger, then you will receive the form of consideration you elected to receive, subject to payment of cash in lieu any fractional shares of Pinnacle common stock you elect to receive. On the other hand, for example, if the elections made by CapitalMark shareholders would result in an oversubscription for cash (i.e., holders of more than 10% of the outstanding shares of CapitalMark common stock), then the exchange agent will prorate the amount of stock consideration and cash consideration to be issued in the CapitalMark merger in order to meet the stock consideration requirement. In that case, you may receive a combination of cash consideration and stock consideration in exchange for your shares of CapitalMark common stock that is different from the amount you elected, depending on the elections made by other CapitalMark shareholders.

The allocation of the mix of merger consideration payable to each holder of CapitalMark common stock will not be finally determined until the exchange agent tallies the results of the stock consideration, cash consideration and combination of stock and cash consideration elections made by CapitalMark common shareholders, which will not occur until near the effective time of the CapitalMark merger.

Q:	If the CapitalMark merger is consummated, what will happen to outstanding options to purchase CapitalMark common stock?

A:	All unvested outstanding options to purchase CapitalMark common stock will vest upon consummation of the CapitalMark merger and any outstanding options to purchase shares of CapitalMark common stock will be assumed by Pinnacle and converted into the right to purchase that number shares of Pinnacle common stock equal to the product of (i) the number of shares of CapitalMark common stock for which the option may be exercised and (ii) 0.50, with the exercise price of the option equal to the quotient of (A) the exercise price of the option divided by (B) 0.50.

Q:	Should I send in my CapitalMark stock certificates now?

A:	No. Shortly after receiving this proxy statement/prospectus you will receive a Form of Election (which we refer to as the Election Form), which will include stock certificate transmittal materials, from CapitalMark and Pinnacle. The Election Form will allow you to elect the form of merger consideration you would like to receive following the effective time of the CapitalMark merger. In order for your Election Form to be timely, it must be received by the exchange agent no later than 5:00 p.m., eastern daylight time, on [ ], 2015. CapitalMark shareholders failing to submit a timely Election Form will be deemed to have elected to receive a combination of stock consideration and cash consideration (i.e., subject to proration, 90% of such CapitalMark shareholder’s shares of CapitalMark common stock will be converted into stock consideration and 10% of such CapitalMark shareholder’s shares of CapitalMark common stock will be converted into cash consideration).

Concurrently with submitting your Election Form, you may surrender your CapitalMark stock certificates. If you elect not to submit your CapitalMark stock certificates with your Election Form, if the CapitalMark merger is consummated, you will receive a letter of transmittal and instructions for surrendering your CapitalMark certificates in exchange for the merger consideration. You should not send in your CapitalMark stock certificates until (i) you submit your Election Form or (ii) you receive the letter of transmittal and instructions for surrendering your CapitalMark stock certificates following the consummation of the CapitalMark merger.

Q:	Will CapitalMark shareholders have dissenters’ rights?

A:	Yes. If you are a holder of CapitalMark common stock and if you follow the procedures prescribed by Tennessee law, you may dissent from the merger agreement and have the fair value of your CapitalMark common stock paid to you in cash. If you follow these procedures, you won’t receive Pinnacle common stock. The fair value of your CapitalMark common stock, determined in the manner prescribed by Tennessee law, will be paid to you in cash. That amount could be more or less than the merger consideration or the market value of Pinnacle common stock as of the closing date of the CapitalMark merger. For a more complete description of these dissenters’ rights, see “CAPITALMARK SPECIAL MEETING—Dissenters’ Rights” beginning on page 34 and Appendix B to this proxy statement/prospectus where the full text of the Tennessee Dissenters’ Rights Statute is set out.

Shareholders of Pinnacle are not entitled to dissenters’ rights or appraisal rights in connection with the CapitalMark merger.

Q:	What are the tax consequences of the CapitalMark merger to holders of CapitalMark common stock?

A:	The CapitalMark merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, and thus, for United States federal income tax purposes, CapitalMark common shareholders generally will not recognize gain or loss as a result of the exchange of their CapitalMark common stock for shares of Pinnacle common stock pursuant to the CapitalMark merger. However, if any CapitalMark common shareholder receives cash consideration for its CapitalMark shares or in lieu of fractional shares of Pinnacle common stock, such exchange generally will be treated as a taxable transaction causing such CapitalMark common shareholder to recognize gain or loss on the exchange. CapitalMark common shareholders should consult their own tax advisors for an understanding of the tax consequences that may be particular to them.

See “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER—Material United States Federal Income Tax Consequences” beginning on page 42 for a more complete discussion of the United States federal income tax consequences of the CapitalMark merger.

Q:	When do you expect the CapitalMark merger to be completed?

A:	We anticipate that the CapitalMark merger will be completed in the third quarter or fourth quarter of 2015. In addition to approval of the merger agreement by holders of CapitalMark common stock, we must also obtain certain regulatory approvals. Any delay in obtaining such approvals may delay the consummation of the CapitalMark merger.

Q:	If I’ve lost my CapitalMark stock certificate(s), can I receive consideration in the CapitalMark merger?

A:	Yes. However, you will have to provide an affidavit attesting to the fact that you lost your CapitalMark stock certificate(s). Additionally, you may have to give Pinnacle or the exchange agent a bond in an amount determined by Pinnacle in order to indemnify Pinnacle against a loss in the event someone finds or has your lost certificate(s) and is able to transfer such certificate(s). To avoid these measures, you should do everything you can to find your lost certificate(s) before the time comes to send it in.

Q:	If I receive Pinnacle common stock as a result of the CapitalMark merger, where will my shares be listed?

A:	Shares of Pinnacle’s common stock issued in the CapitalMark merger will be listed on the Nasdaq Global Select Market and will trade under the symbol “PNFP”.

Q:	Who can help answer my questions?

A:	If you want additional copies of this proxy statement/prospectus, or if you want to ask questions about the merger agreement, including the CapitalMark merger, or if you need assistance submitting your proxy or voting your shares of CapitalMark common stock, you should contact:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, Tennessee 37201 Attention: Harold R. Carpenter Telephone: (615) 744-3700	or	CapitalMark Bank & Trust 801 Broad Street #100 Chattanooga, Tennessee 37402 Attention: R. Craig Holley Telephone: (423) 756-7878

SUMMARY

This brief summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. Accordingly, you are encouraged to carefully read this entire proxy statement/prospectus, its appendices and the documents incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97. You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

Parties to the CapitalMark Merger (Pages 90 and 93)

Pinnacle Financial Partners, Inc.

Pinnacle Bank

Pinnacle Financial Partners, Inc., a bank holding company under the laws of the United States is a Tennessee corporation that was incorporated on February 28, 2000. Pinnacle is the parent company of Pinnacle Bank, a Tennessee state-chartered bank, and owns 100% of the capital stock of Pinnacle Bank. Pinnacle Bank started operations on October 27, 2000, in Nashville, Tennessee, and has since grown to 34 offices, including 29 in eight Middle Tennessee counties. Pinnacle Bank also has five offices in Knoxville, Tennessee, the state’s third-largest banking market. Prior to September 4, 2012, when it converted from a national bank to a state bank, Pinnacle Bank was known as Pinnacle National Bank.

As of March 31, 2015, Pinnacle had total consolidated assets of approximately $6.31 billion, total deposits of approximately $4.79 billion, and total shareholders’ equity of approximately $824.2 million.

The principal executive office of Pinnacle Financial Partners, Inc. and Pinnacle Bank is located at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, and the telephone number is (615) 744-3700.

CapitalMark Bank & Trust

CapitalMark is a Tennessee state-chartered member bank, incorporated in 2007. It is headquartered in Chattanooga, Tennessee, with branches in Cleveland, Knoxville, and Oak Ridge, Tennessee. As of March 31, 2015, CapitalMark had total assets of approximately $968 million, deposits of approximately $840 million, and shareholders’ equity of approximately $99 million.

The CapitalMark main office is located at 801 Broad Street, Chattanooga, Tennessee 37402, and the telephone number is (423) 756-7878.

CapitalMark Will Merge With and Into Pinnacle Bank (Page 61)

We propose a merger of CapitalMark with and into Pinnacle Bank. Pinnacle Bank will survive the CapitalMark merger. We have attached the merger agreement which sets forth the terms and conditions of the CapitalMark merger to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully.

What Holders of CapitalMark Common Stock will Receive in the CapitalMark Merger (Page 61)

Upon consummation of the CapitalMark merger each holder of CapitalMark common stock, issued and outstanding as of the effective time of the CapitalMark merger, except shares of CapitalMark common stock owned by Pinnacle or CapitalMark (other than those shares held in a fiduciary or representative capacity) and shares held by shareholders that properly exercise their dissenters’ rights, will have the right to elect to receive either (i) 0.50 shares of Pinnacle common stock for each share of CapitalMark common stock owned by such CapitalMark common shareholder at the effective time of the CapitalMark merger, or (ii) an amount in cash equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger, or (iii) a combination of stock consideration and cash consideration; provided, however, that the aggregate amount of stock consideration and cash consideration issued to CapitalMark common shareholders will be prorated such that 90% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle common stock and 10% of the shares of outstanding CapitalMark common stock as of the effective time of the CapitalMark merger will be converted into cash. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger.

Issued Shares of Pinnacle Common Stock Will be Eligible for Trading (page 75)

The shares of Pinnacle common stock to be issued upon consummation of the CapitalMark merger will be eligible for trading on the Nasdaq Global Select Market.

Voting Agreements (Page 45)

As of the record date, the directors and executive officers of CapitalMark beneficially owned 843,430 shares of CapitalMark common stock, or approximately 11.48% of the outstanding shares of CapitalMark common stock, including shares subject to options currently exercisable but not exercised. In connection with the execution of the merger agreement, each of the directors and executive officers of CapitalMark executed a voting agreement pursuant to which they agreed, among other things, to vote their shares of CapitalMark common stock for the approval of the merger agreement.

CapitalMark’s Financial Advisor Has Provided an Opinion to the CapitalMark Board as to the Fairness of the Merger Consideration from a Financial Point of View (Page 53)

At an April 7, 2015 meeting of the CapitalMark board of directors, representatives of Raymond James & Associates, Inc. (which we refer to as Raymond James), rendered Raymond James’ opinion, as to the fairness, as of such date, from a financial point of view, to the holders of CapitalMark’s outstanding common stock of the merger consideration to be received by CapitalMark’s common shareholders pursuant to the merger agreement based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated April 7, 2015, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix C to this proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the CapitalMark board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the CapitalMark merger and its opinion only addresses whether the merger consideration to be received by the holders of CapitalMark common stock in the CapitalMark merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the CapitalMark merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the board of directors of CapitalMark or any holder of CapitalMark common stock as to how the board or directors, such shareholder or any other person should vote or otherwise act with respect to the CapitalMark merger or any other matter.

The CapitalMark Merger Generally Will Be Tax-Deferred to Holders of CapitalMark Common Stock to the Extent They Receive Pinnacle Common Stock But Will Be Taxable With Respect to Any Cash Received (Page 41)

It is a condition to the completion of the CapitalMark merger that CapitalMark receive a legal opinion from Butler Snow LLP to the effect that the CapitalMark merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), for United States federal income tax purposes. It is also a condition that Pinnacle receives a similar opinion from Bass, Berry & Sims PLC. The opinions will not bind the Internal Revenue Service (which we refer to as the IRS), which could view the CapitalMark merger differently.

Generally, for United States federal income tax purposes, CapitalMark common shareholders will not recognize gain or loss as a result of the exchange of their CapitalMark common stock for shares of Pinnacle common stock pursuant to the CapitalMark merger. However, if any CapitalMark common shareholder receives cash consideration for its CapitalMark shares or in lieu of fractional shares of Pinnacle common stock, such exchange generally will be treated as a taxable transaction causing such CapitalMark common shareholder to recognize gain or loss on the exchange. Holders of CapitalMark common stock should consult their own tax advisors for an understanding of the tax consequences that may be particular to them.

You should read “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER—Material United States Federal Income Tax Consequences” beginning on page 42 for a more complete discussion of the United States federal income tax consequences of the CapitalMark merger. Tax matters can be complicated and the tax consequences of the CapitalMark merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the CapitalMark merger to you.

CapitalMark Directors and Executive Officers Have Some Financial Interests in the CapitalMark Merger That are Different From or in Addition to Their Interests as Shareholders (Page 45)

When considering whether to approve the merger agreement, you should be aware that some directors and executive officers of CapitalMark have interests in the CapitalMark merger that differ from the interests of other CapitalMark shareholders, including the following:

•	Following the CapitalMark merger, Pinnacle will generally indemnify and provide liability insurance to the present directors and officers of CapitalMark, subject to certain exceptions;

•	Following the CapitalMark merger, the Pinnacle board of directors will appoint Charles E. Brock to the board of directors of Pinnacle. Certain information regarding his business experience and attributes is summarized on page 51. Outside directors of Pinnacle currently receive an annual retainer in the amount of $20,000 in cash and restricted shares of Pinnacle common stock with a fair market value on the date of grant of $40,000. Pinnacle’s outside directors also receive fees of $1,500 for attendance at each board meeting and $1,500 for attendance at each committee meeting, with committee chairs also being paid a cash retainer ranging in value from $6,250 to $15,000;

•

R. Craig Holley, the Chairman, President and Chief Executive Officer of CapitalMark, has entered into an employment agreement with Pinnacle Bank and Pinnacle, that will become effective at the consummation of the CapitalMark merger, whereby Mr. Holley will serve as the Chattanooga Area Chairman of Pinnacle Bank. Mr. Holley’s initial base salary under the agreement will be $375,000. Additionally, under the terms of the employment agreement, if Mr. Holley is terminated without cause or he terminates his employment for cause within twelve months following a change in control of Pinnacle (as defined in the agreement), he will be entitled to receive a severance payment equal to three year’s base salary plus, in the event that his employment is terminated by Pinnacle without cause or by him with cause, in each case within twelve months following a change in control, three times his target bonus for the year in which his employment terminates. If Mr. Holley terminates his employment agreement for cause prior to a change in control, Pinnacle and/or Pinnacle Bank must pay Mr. Holley twelve months of base salary. Mr. Holley’s employment agreement is summarized on page 47;

•	Pinnacle and Pinnacle Bank have entered into change of control agreements with Kenneth C. Dyer III, the CapitalMark Banking Group President, who will become the Chattanooga President of Pinnacle Bank, and R. Ryan Murphy III, the Business Unit Group Head for CapitalMark, who will serve as the Chattanooga Business Unit Group Head for Pinnacle Bank, that will become effective at the consummation of the CapitalMark merger. These change of control agreements provide the executives with certain benefits, including a payment equal to two times his base salary and target bonus amount for the year in which his employment terminates, in the event that the executive’s employment is terminated by Pinnacle without cause or by the executive with cause, in each case, within twelve months following a change of control of Pinnacle (as defined in the agreement). The terms of these agreements are summarized on page 48;

•	Upon consummation of the merger agreement, certain CapitalMark executives will receive cash payments and certain other benefits. Promptly following consummation of the CapitalMark merger, Messrs. Holley, Dyer and Murphy, along with James H. Vavalides, CapitalMark’s Credit Risk Management Group Head, and Barry W. Rich, CapitalMark’s Chief Financial Officer, will receive lump sum cash payments estimated to be approximately $1.7 million, $1.3 million, $950,000, $1.1 million and $1.05 million, plus in the case of Mr. Rich, continuation of insurance benefits for a period of 24 months. Payment to Messrs. Holley, Dyer, Murphy and Vavalides will be paid to the executive in exchange for the termination of their existing employment agreements with CapitalMark. Mr. Rich’s payments will be made pursuant to the terms of his employment agreement with CapitalMark;

•	In connection with the CapitalMark merger each of Messrs. Holley, Dyer, Murphy and Vavalides have entered into a restricted stock bonus agreement with CapitalMark, pursuant to which the executive will receive a restricted stock award from Pinnacle following the closing of the CapitalMark merger if the executive remains an employee of CapitalMark in good standing at the time the CapitalMark merger is consummated. Under the terms of these restricted stock bonus agreements, Pinnacle anticipates issuing the following dollar amounts of shares of its restricted stock (with the number of shares based on the closing price of Pinnacle’s common stock as of the date of grant) the vesting of which will be tied to certain performance measures for Pinnacle that are expected to be based on earnings per share and certain asset quality metrics for each of the first three fiscal years beginning after the closing date of the CapitalMark merger in the case of Messrs. Holley, Dyer and Murphy, and pro rata time-based vesting over five years in the case of Mr. Vavalides: $250,000 to Mr. Holley, $250,000 to Mr. Dyer, $100,000 to Mr. Murphy, and $100,000 to Mr. Vavalides. The anticipated terms of these awards are summarized on page 50;

•	CapitalMark currently maintains a supplemental executive retirement plan for Messrs. Holley, Dyer, Murphy, Rich, and Vavalides. The plan, as currently amended, provides that if a change of control of CapitalMark occurs and the executive’s employment is terminated in certain circumstances, then the executive is entitled to receive a change of control benefit payable in installments having a present value of $1.0 million as of the closing date of the CapitalMark merger. The CapitalMark merger will constitute a change of control for purposes of the plan, and Pinnacle has agreed to assume the plan in connection with the CapitalMark merger. The terms of this plan are summarized on page 47; and

•

Each of CapitalMark’s directors and executive officers hold options to purchase shares of CapitalMark common stock. Under the terms of the CapitalMark stock option plan, any unvested options will become fully vested upon the completion of the CapitalMark merger. CapitalMark executive officers and directors, as a group, will receive accelerated vesting of options to purchase approximately 178,826 shares of CapitalMark common stock in connection with the CapitalMark merger, which is more fully described on page 49. Moreover as described in more detail on page 50, Pinnacle has agreed to allow CapitalMark’s directors that will not become directors of Pinnacle and Mr. Rich to exercise their stock options until the expiration of the term of such options as opposed to the three-month period following their separation from service with CapitalMark as provided for under CapitalMark’s stock option plan.

Each board member was aware of these and other interests and considered them before approving and adopting the merger agreement.

Accounting Treatment of the CapitalMark Merger (Page 45)

Pinnacle will account for the CapitalMark merger by utilizing the purchase accounting method in accordance with United States generally accepted accounting principles.

CapitalMark’s Board of Directors Unanimously Recommends that You Vote “FOR” the Approval of the Merger Agreement (Page 34)

CapitalMark’s board of directors has determined that the CapitalMark merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of CapitalMark and its shareholders and has unanimously approved the merger agreement. CapitalMark’s board of directors unanimously recommends that CapitalMark common shareholders vote “FOR” the approval of the merger agreement. For the factors considered by CapitalMark’s board of directors in reaching its decision to approve the merger agreement, see “PROPOSAL # 1—THE PROPOSED CAPITALMARK MERGER—CapitalMark’s Reasons for the CapitalMark Merger; Recommendation of the CapitalMark Board of Directors.”

Treatment of CapitalMark Stock Options (Page 61)

CapitalMark’s outstanding stock options to purchase shares of CapitalMark common stock will be fully vested upon consummation of the CapitalMark merger pursuant to CapitalMark’s stock option plan. Following the effective time of the CapitalMark merger, each outstanding CapitalMark stock option to be settled in shares of CapitalMark common stock will be assumed by Pinnacle and will be converted automatically into an option to purchase Pinnacle common stock. The number of shares of Pinnacle common stock underlying the new option will equal the number of shares of CapitalMark common stock for which the corresponding CapitalMark option was eligible to be exercised, multiplied by 0.50 and rounded to the nearest whole share. The exercise price for CapitalMark options will be adjusted by dividing the exercise price by 0.50 and rounding the result to the nearest whole cent. All other terms of the CapitalMark options will remain unchanged after the conversion, except that options granted to those directors and employees of CapitalMark that will not be directors or employees of Pinnacle following consummation of the CapitalMark merger will be amended as of the closing of the CapitalMark merger to extend the time that the employee or director shall have to exercise the options following his or her separation from service to the expiration of the current term of the options.

The CapitalMark Merger is Expected to Occur in the Third Quarter or Fourth Quarter 2015 (Page 63)

The CapitalMark merger will occur after all conditions to its completion have been satisfied or waived. Currently, we anticipate the CapitalMark merger will occur in the third quarter or fourth quarter of 2015. However, we cannot assure you when or if the CapitalMark merger will occur. Holders of CapitalMark’s common stock must first approve the merger agreement at the CapitalMark special meeting to which this proxy statement/prospectus relates. We also must obtain necessary regulatory approvals. If the CapitalMark merger has not been completed by December 31, 2015, either Pinnacle or CapitalMark may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the CapitalMark merger to occur by failing to comply with its obligations under the merger agreement.

Completion of the CapitalMark Merger is Subject to Customary Conditions (Page 64)

The completion of the CapitalMark merger is subject to a number of customary conditions being met, including the approval by CapitalMark common shareholders of the merger agreement, as well as receipt of all required regulatory approvals.

Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the CapitalMark merger, even if that condition has not been satisfied. We cannot be certain when (or if) the conditions to the CapitalMark merger will be satisfied or waived or that the CapitalMark merger will be completed.

We May Not Complete the CapitalMark Merger Without All Required Regulatory Approvals (Page 52)

We cannot complete the CapitalMark merger unless we receive the prior approval of our applications and notices filed with the Federal Deposit Insurance Corporation (which we refer to as the FDIC), and the Tennessee Department of Financial Institutions (which we refer to as TDFI).

Termination of the Merger Agreement; Fees Payable (Page 72)

We may jointly agree to terminate the merger agreement at any time. Either of us also may terminate the merger agreement if:

•	a governmental authority that must grant a regulatory approval denies approval of the CapitalMark merger (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in those actions by a governmental authority);

•	a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the CapitalMark merger;

•	the CapitalMark merger is not completed on or before December 31, 2015 (although this termination right is not available to a party whose failure to comply its obligations under the merger agreement resulted in the failure to complete the CapitalMark merger by that date);

•	the common shareholders of CapitalMark do not approve the merger agreement at the CapitalMark shareholders’ meeting; or

•	the other party is in material breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party’s obligation to complete the CapitalMark merger and is either incurable or is not cured within 30 days.

Pinnacle may terminate the merger agreement if the board of directors of CapitalMark adversely changes its recommendation that its common shareholders vote “FOR” approval of the merger agreement, CapitalMark breaches its obligation to hold its shareholders’ meeting to approve the merger agreement or if the board of directors of CapitalMark authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose an acquisition proposal with any person other than Pinnacle.

In addition, CapitalMark has the right to terminate the merger agreement:

•	if (a) Pinnacle’s average closing stock price over a 10 consecutive trading day period prior to and ending on the fifth business day before the closing is less than $40.00, and (b) the quotient resulting from dividing Pinnacle’s average closing stock price for that same 10-day period by the average closing price for Pinnacle’s common stock for the 10-day period prior to and ending on April 7, 2015 ($44.35) is less than the difference between (1) the quotient resulting from dividing the Nasdaq Bank Index on the fifth business day prior to the closing of the CapitalMark merger by the Nasdaq Bank Index on April 7, 2015 ($2,671.87) minus (2) 0.20; or

•	for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that CapitalMark is not in material breach of its obligations to call a meeting of its common shareholders to approve the merger agreement or its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match any superior proposal.

The merger agreement provides that in limited circumstances, described more fully beginning on page 72, involving a change in the recommendation of the CapitalMark board that CapitalMark’s shareholders approve the merger agreement, CapitalMark’s failure to hold a shareholders’ meeting to vote on the merger agreement, CapitalMark’s authorization, recommendation or proposal of an acquisition proposal, CapitalMark’s termination to enter into a definitive agreement with respect to a superior proposal or if the merger agreement is otherwise terminated (other than by CapitalMark for Pinnacle’s material breach) after CapitalMark shall have received an acquisition proposal, CapitalMark may be required to pay a termination fee to Pinnacle of $8.2 million. The purpose of the termination fee is to encourage the commitment of CapitalMark to the CapitalMark merger, and to compensate Pinnacle if CapitalMark engages in certain conduct which would make the CapitalMark merger less likely to occur. The effect of the termination fee likely will be to discourage other companies from seeking to acquire or merge with CapitalMark prior to completion of the CapitalMark merger and could cause CapitalMark to reject any acquisition proposal which does not take into account the termination fee.

We May Amend the Terms of the CapitalMark Merger and Waive Rights Under the Merger Agreement (Page 74)

We may jointly amend the terms of the merger agreement, and the parties may waive their respective rights to require the other parties to adhere to any of those terms, to the extent legally permissible. However, after the approval of the merger agreement by shareholders of CapitalMark, no amendment or waiver that reduces or changes the form of the consideration that will be received by CapitalMark shareholders may be accomplished without the further approval of such shareholders.

Dissenters’ Rights (Page 44)

Tennessee law permits holders of CapitalMark common stock to dissent from the merger and to have the fair value of their stock paid in cash. To do this, a holder of CapitalMark common stock must follow certain procedures, including filing certain notices with CapitalMark and refraining from voting the shareholder’s shares of CapitalMark common stock in favor of the merger agreement. If a holder of CapitalMark common stock properly dissents from the merger agreement, that shareholder’s shares of CapitalMark common stock will not be exchanged for shares of Pinnacle common stock in the CapitalMark merger, but rather that shareholder’s only right will be to receive the appraised value of the shareholder’s shares of CapitalMark common stock in cash. For a complete description of these dissenters’ rights, see page 44 and Appendix B to this proxy statement/prospectus where the full text of the Tennessee Dissenters’ Rights Statute is set out.

Comparison of the Rights of CapitalMark Shareholders and Pinnacle Shareholders (Page 81)

Both Pinnacle and CapitalMark are incorporated under Tennessee law. CapitalMark shareholders, who upon completion of the CapitalMark merger continue as shareholders, will become Pinnacle shareholders, and their rights as shareholders of Pinnacle will be governed by Pinnacle’s charter and bylaws. See “COMPARISON OF THE RIGHTS OF SHAREHOLDERS” beginning on page 81 for the material differences between the rights of CapitalMark shareholders and Pinnacle shareholders.

Board of Directors After the CapitalMark Merger and the Magna Merger (Page 82)

After the CapitalMark merger and the Magna merger, the board of directors of the combined company is expected to have at least 14 members, consisting of at least 12 current members of Pinnacle’s board of directors, Charles E. Brock, an existing member of the CapitalMark board of directors and an existing member of the Magna board of directors.

CapitalMark Shareholder Meeting to be Held on [                    ], 2015 (Page 32)

CapitalMark will hold a special meeting of shareholders on [                    ], 2015 at [            ]:00 p.m., local time at [                    ].

Pending Acquisition of Magna Bank (Page 91)

On April 28, 2015, Pinnacle and Magna announced the signing of a definitive agreement for Magna to merge with and into Pinnacle Bank. The Magna merger has been approved by the board of directors of each of Pinnacle and Magna and is expected to close in the third quarter or fourth quarter of 2015. Completion of the Magna merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of Magna’s shareholders.

Under the terms of the Magna merger agreement, Magna shareholders will have the right to elect to convert their outstanding shares of common stock (including the shares of Magna common stock issuable upon the automatic conversion of Magna’s Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share (which we refer to as the Magna Series D preferred stock) into shares of Magna common stock, par value $1.00 per share (which we refer to as Magna common stock), which will occur immediately prior to the effective time of the Magna merger) into 0.3369 shares of Pinnacle’s common stock plus cash in lieu of any fractional shares, or into a cash payment equal to $14.32 per Magna share, or into a combination of 0.3369 shares of Pinnacle’s common stock and $14.32 in cash at a ratio of 75% stock and 25% cash. Because the maximum amount of stock and cash that Pinnacle will pay in the Magna merger is capped at 75% and 25%, respectively, of the outstanding shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D preferred stock), those Magna shareholders that elect either all stock or all cash may automatically have their elections adjusted so that, in the aggregate, 75% of all shares of Magna common stock outstanding (including the shares of Magna common stock issuable upon conversion of the Magna Series D preferred stock) will be converted into shares of Pinnacle’s common stock and 25% will be converted into cash. The value of 0.3369 shares of Pinnacle common stock based on the closing price of Pinnacle’s common stock on June 1, 2015 was $16.62.

As of March 31, 2015, Magna, which is headquartered in Memphis, Tennessee, reported approximately $589.2 million in total assets and approximately $451.8 million in deposits and currently operates five banking offices in Shelby County: two in East Memphis, two in Germantown and one in Cordova. Magna also operates mortgage lending offices in 14 locations in Memphis and Middle Tennessee. For the year ended December 31, 2014 and the first quarter of 2015, Magna reported net income of approximately $4.9 million and $1.4 million, respectively. See page 18 for “SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF MAGNA BANK”.

Subordinated Debt Issuance in Connection with the CapitalMark merger and the Magna merger (Page 91)

In connection with the consummation of the CapitalMark merger and the Magna merger, Pinnacle Bank expects to issue approximately $50.0 million in subordinated debt in a private offering to institutional investors (which we refer to as the Debt Issuance). The proceeds from the Debt Issuance, together with available cash, will be used to pay the cash amounts owed by Pinnacle to the shareholders of CapitalMark and Magna as a result of the CapitalMark merger and the Magna merger, including the redemption of the preferred shares sold by CapitalMark and Magna to the U.S. Treasury pursuant to the Small Business Lending Fund program. In connection with the Debt Issuance, Pinnacle anticipates that it will repay all of its outstanding borrowings under its loan agreement with U.S. Bank, National Association.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF PINNACLE

The selected historical consolidated financial and other data presented below as of and for the three months ended March 31, 2015 and 2014, is unaudited. The selected historical consolidated financial and other data presented below, as of and for each of the years in the five-year period ended December 31, 2014, is derived from Pinnacle’s audited historical financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pinnacle’s audited consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

(Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Balance Sheet Data:
Total assets	$6,314,346	$5,600,933	$6,018,248	$5,563,776	$5,040,549	$4,863,951	$4,909,004
Loans, net of unearned income	4,645,272	4,181,687	4,590,027	4,144,493	3,712,162	3,291,351	3,212,440
Allowance for loan losses	66,242	67,524	67,359	67,970	69,417	73,975	82,575
Total securities	808,294	774,134	770,730	733,252	707,153	897,292	1,018,637
Goodwill, core deposit and other intangible assets	246,109	247,171	246,422	247,492	249,144	251,919	254,795
Deposits and securities sold under agreements to repurchase	4,857,363	4,568,669	4,876,600	4,603,938	4,129,855	3,785,931	3,979,352
Advances from FHLB	455,444	150,604	195,476	90,637	75,850	226,069	121,393
Subordinated debt and other borrowings	135,533	98,033	96,158	98,658	106,158	97,476	97,476
Stockholders’ equity	824,151	742,497	802,693	723,708	679,071	710,145	677,457

Statement of Operations Data:
Interest income	$54,679	$49,291	$206,170	$191,282	$185,422	$188,346	$203,348
Interest expense	3,410	3,383	13,185	15,384	22,557	36,882	58,975
Net interest income	51,269	45,908	192,985	175,899	162,865	151,464	144,373
Provision for loan losses	315	488	3,635	7,856	5,569	21,798	53,695
Net interest income after provision for loan losses	50,954	45,420	189,350	168,042	157,296	129,666	90,678
Noninterest income	18,943	12,732	52,602	47,104	43,397	37,940	36,315
Noninterest expense	36,831	33,646	136,300	129,261	138,165	139,107	146,883
Income (loss) before income taxes	32,616	24,506	105,653	85,884	62,527	28,499	(19,890)
Income tax expense (benefit)	10,773	8,139	35,182	28,158	20,643	(15,238)	4,410
Net income (loss)	21,843	16,367	70,471	57,726	41,884	43,737	(24,300)
Preferred dividends and accretion on common stock warrants	—	—	—	—	3,814	6,665	6,142
Net income (loss) available to common stockholders	$21,843	$16,367	$70,471	$57,726	$38,070	$37,072	$(30,442)

Per Share Data:
Earnings (loss) per share available to common stockholders—basic	$0.62	$0.47	$2.03	$1.69	$1.12	$1.11	$(0.93)
Weighted average common shares outstanding—basic	34,041,203	34,602,337	34,723,335	34,200,770	33,899,667	33,420,015	32,789,871
Earnings (loss) per common share available to common stockholders—diluted	$0.62	$0.47	$2.01	$1.67	$1.10	$1.09	$(0.93)
Weighted average common shares outstanding—diluted	35,380,529	34,966,600	35,126,890	34,509,261	34,487,808	34,060,228	32,789,871
Common dividends per share	$0.12	$0.08	$0.32	$0.08	—	—	—
Book value per common share	$22.98	$20.88	$22.45	$20.55	$19.57	$18.56	$17.22
Tangible book value per common share	$15.88	$13.93	$15.62	$13.52	$12.39	$11.33	$9.80
Common shares outstanding at end of period	35,864,667	35,567,268	35,732,483	35,221,941	34,696,597	34,354,960	33,870,380

(Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Performance Ratios:
Return on average assets	1.45%	1.20%	1.24%	1.11%	0.78%	0.77%	(0.61%)
Return on average stockholders’ equity	10.86%	8.96%	9.19%	8.22%	5.46%	5.27%	(4.37%)
Net interest margin (1)	3.78%	3.76%	3.75%	3.77%	3.77%	3.55%	3.25%
Net interest spread (2)	3.67%	3.66%	3.65%	3.65%	3.61%	3.33%	2.99%
Noninterest income to average assets	1.23%	0.94%	0.92%	0.90%	0.89%	0.78%	0.72%
Noninterest expense to average assets	2.45%	2.47%	2.39%	2.48%	2.83%	2.88%	2.93%
Efficiency ratio (3)	52.79%	57.38%	55.50%	57.96%	66.99%	73.45%	81.29%
Average loan to average deposit ratio	96.52%	91.59%	93.15%	93.46%	92.78%	86.76%	87.64%
Average interest-earning assets to average interest-bearing liabilities	142.14%	138.56%	142.64%	137.78%	131.44%	125.84%	120.27%
Average equity to average total assets	13.37%	13.43%	13.46%	13.47%	14.30%	14.55%	13.90%
Dividend payout ratio (4)	22.22%	19.16%	16.67%	20.38%	—	—	—

Asset Quality Ratios:
Allowance for loan losses to nonaccrual loans	391.61%	432.68%	403.20%	373.80%	304.20%	154.60%	102.10%
Allowance for loan losses to total loans	1.43%	1.61%	1.47%	1.64%	1.87%	2.25%	2.57%
Nonperforming assets to total assets	0.40%	0.55%	0.46%	0.60%	0.82%	1.80%	2.86%
Nonperforming assets to total loans and other real estate	0.54%	0.73%	0.61%	0.80%	1.11%	2.66%	4.29%
Net loan charge-offs to average loans (5)	0.13%	0.09%	0.10%	0.24%	0.29%	0.94%	1.96%

Capital Ratios (Pinnacle):
Leverage (6)	10.48%	10.96%	11.29%	10.93%	10.57%	11.37%	10.70%
Tier 1 common equity	9.51%	10.51%	10.09%	10.08%	9.88%	9.90%	11.58%
Tier 1 risk-based capital	10.96%	12.20%	12.10%	11.76%	11.77%	13.84%	13.78%
Total risk-based capital	12.18%	13.45%	13.35%	13.01%	13.02%	15.34%	15.37%

(1)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2)	Net interest spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(3)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Annualized for 2013.
(5)	For the three months ended March 31, 2015 and 2014, calculated by annualizing year-to-date net loan charge-offs and dividing the result by average loans for the year-to-date period.
(6)	Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 and by average assets for the quarters ended March 31, 2015 and March 31, 2014 for the three months ended March 31, 2015 and March 31, 2014.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF

CAPITALMARK BANK & TRUST

The selected historical financial and other data of CapitalMark presented below, as of and for the three months ended March 31, 2015 and 2014, is unaudited. The selected historical financial and other data of CapitalMark presented below, as of and for each of the years in the five-year period ended December 31, 2014, is derived from CapitalMark’s audited historical financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Balance Sheet Data
Total assets	$968,268	$883,151	$930,377	$828,163	$780,139	$661,427	$464,038
Cash and cash equivalents	21,113	30,854	14,416	27,653	49,949	14,594	8,034
Loans receivable	765,481	620,080	715,575	582,555	459,083	362,567	328,446
Investment securities	156,005	208,650	170,928	192,175	263,031	274,766	118,909
Goodwill and other intangibles	—	—	—	—	—	—	—
Deposit accounts	840,426	751,000	780,500	684,751	672,541	572,967	405,961
Borrowings	26,631	42,127	46,128	53,366	15,000	15,000	8,000
Shareholders’ equity	98,526	88,076	95,247	85,182	85,314	70,267	46,192
Common book value per share	10.93	9.51	10.49	9.12	9.19	7.68	7.02
Tangible common book value per share	10.93	9.51	10.49	9.12	9.19	7.68	7.02

Income Statement Data
Interest income	$9,461	$8,520	$35,610	$31,863	$29,152	$24,006	$21,020
Interest expense	936	929	3,639	3,655	4,730	4,602	5,041

Net interest income	8,525	7,591	31,971	28,208	24,422	19,404	15,979
Provision for loan losses	250	650	3,075	3,525	2,275	2,510	2,020

Net interest income after provision for loan losses	8,275	6,941	28,896	24,683	22,147	16,894	13,959
Non-interest income	917	686	3,197	4,402	5,586	1,921	1,815
Non-interest expense	5,611	5,115	20,757	20,394	17,406	14,275	12,674

Income (loss) before taxes	3,581	2,565	11,336	8,691	10,327	4,540	3,100
Income tax expense (benefit)	1,275	878	3,970	2,881	3,696	1,287	(31,500)

Net income	$2,306	$1,687	$7,367	$5,811	$6,630	$3,253	$3,132

Earnings per common share—Basic	$0.31	$0.22	$0.98	$0.77	$0.94	$0.46	$0.48
Earnings per common share—Diluted	0.29	0.21	0.92	0.72	0.87	0.44	0.46
Cash dividends per common share	—	—	—	—	0.05	—	—

Key Ratios
Return on average assets	1.00%	0.77%	0.83%	0.73%	0.91%	0.65%	0.75%
Return on average common equity	9.52%	7.79%	8.15%	6.88%	8.66%	5.99%	7.00%
Return on average tangible equity	9.52%	7.79%	8.15%	6.88%	8.66%	5.99%	7.00%
Equity to assets at end of period	10.18%	9.97%	10.24%	10.29%	10.94%	10.68%	9.95%
Earning assets to interest bearing liabilities	131.74%	126.32%	130.40%	126.21%	125.51%	120.95%	119.37%
Interest rate spread (1)	3.71%	3.50%	3.64%	3.57%	3.28%	3.75%	3.90%
Net interest margin (2)	3.82%	3.72%	3.76%	3.70%	3.44%	3.91%	4.09%
Non-interest expense to average assets	2.40%	2.38%	2.34%	2.55%	2.30%	2.64%	2.86%
Efficiency ratio (3)	59.02%	61.80%	58.36%	63.37%	62.44%	64.24%	68.86%
Common stock dividend payout ratio	—	—	—	—	5.11%	—	—

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Asset Quality Data
Non-performing assets to total assets at end of period	1.02%	1.67%	1.05%	1.70%	1.44%	1.91%	3.74%
Allowance for credit losses to non-performing loans	114.41%	54.79%	114.52%	51.61%	58.57%	45.74%	44.23%
Allowance for credit losses to total loans at end of period	0.96%	1.26%	1.00%	1.22%	1.34%	1.25%	1.83%

Capital Ratios
Tier 1 common equity	10.48%	10.44%	10.25%	10.87%	10.65%	11.30%	10.53%
Tier 1 leverage capital ratio (4)	8.78%	10.35%	9.53%	10.72%	12.12%	11.89%	12.89%
Tier 1 risk-based ratio	10.75%	12.98%	11.78%	13.51%	15.57%	16.07%	12.89%
Total risk-based capital ratio	11.55%	14.10%	12.66%	14.59%	16.74%	17.12%	14.15%

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF MAGNA BANK

The selected historical consolidated financial and other data of Magna presented below, as of and for the three months ended March 31, 2015 and 2014, is unaudited. The selected historical consolidated financial and other data of Magna presented below, as of and for each of the years in the five-year period ended December 31, 2014, is derived from Magna’s audited historical financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

(Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Balance Sheet Data:
Total assets	$589,201	$546,942	$564,617	$527,537	$493,530	$440,629	$425,609
Loans, net of unearned income	451,377	428,004	441,988	416,142	359,996	325,255	323,020
Allowance for loan losses	4,695	5,175	5,172	5,086	5,576	5,853	9,630
Total securities	65,011	58,889	63,172	58,870	64,291	42,182	39,920
Goodwill, core deposit and other intangibles	—	—	—	—	—	—	—
Deposits and securities sold under agreements to repurchase	451,792	398,494	434,247	388,617	359,753	329,759	320,650
Advances from FHLB	60,200	76,600	55,000	45,000	45,000	45,000	49,000
Subordinated debt and other borrowings	—	—	—	—	—	—	—
Stockholders’ equity	70,080	66,204	68,822	65,561	62,701	61,209	51,749

Statement of Operations Data:
Interest income	$5,371	$5,222	$21,288	$20,207	$19,127	$18,740	$21,018
Interest expense	858	866	3,569	3,607	3,989	4,602	6,948

Net interest income	4,513	4,356	17,719	16,600	15,138	14,138	14,070
Provision for loan losses	(312)	147	237	500	160	386	5,482

Net interest income after provision for loan losses	4,825	4,209	17,482	16,100	14,978	13,752	8,588
Noninterest income	3,191	2,590	13,562	15,570	18,143	12,745	13,033
Noninterest expense	5,756	5,095	23,002	24,134	28,213	22,478	24,237

Income (loss) before income taxes	2,260	1,704	8,042	7,536	4,908	4,019	(2,616)
Income tax expense (benefit)	847	642	2,935	2,790	1,838	1,540	(975)

Net income (loss)	1,413	1,062	5,107	4,746	3,070	2,479	(1,641)
Preferred dividends and accretion on preferred stock warrants	46	46	184	308	267	815	675

Net income (loss) available to common stockholders	$1,367	$1,016	$4,923	$4,438	$2,803	$1,664	$(2,316)

Per Share Data:
Earnings (loss) per share available to common stockholders-basic	$0.26	$0.19	$0.93	$0.83	$0.51	$0.30	$(0.42)
Weighted average common shares outstanding-basic	5,244,154	5,339,154	5,311,716	5,372,825	5,503,026	5,503,026	5,488,040
Earnings (loss) per share available to common stockholders-diluted	$0.26	$0.19	$0.93	$0.83	$0.51	$0.30	$(0.42)
Weighted average common shares outstanding-diluted	5,244,154	5,339,154	5,311,716	5,372,825	5,503,026	5,503,026	5,488,040
Common equivalent dividends per share	$0.07	—	$0.28	—	$0.43	—	—
Book value per common share	$9.86	$8.96	$9.62	$8.84	$8.06	$7.79	$7.45
Tangible book value per common share	$9.86	$8.96	$9.62	$8.84	$8.06	$7.79	$7.45
Common equivalent shares outstanding at end of period	5,244,154	5,339,154	5,244,154	5,339,154	5,503,026	5,503,026	5,503,026

(Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010

Performance Ratios:
Return on average assets	0.95%	0.77%	0.89%	0.88%	0.60%	0.39%	-0.51%
Return on average stockholders’ equity	8.07%	6.42%	7.42%	7.24%	4.90%	4.05%	-3.17%
Return on average common stockholders’ equity	10.70%	8.48%	9.93%	9.59%	6.32%	3.91%	-5.38%
Net interest margin (1)	3.31%	3.48%	3.41%	3.49%	3.47%	3.56%	3.31%
Net interest spread (2)	3.00%	3.33%	3.24%	3.30%	3.24%	3.32%	3.00%
Noninterest income to average assets	2.23%	1.96%	2.46%	3.09%	3.86%	2.96%	2.87%
Noninterest expense to average assets	4.01%	3.85%	4.18%	4.79%	6.01%	5.23%	5.34%
Efficiency ratio (3)	61.64%	59.49%	65.34%	73.80%	93.68%	80.60%	106.97%
Average loan to average deposit ratio	101.76%	106.83%	102.90%	100.47%	98.37%	98.99%	100.45%
Average interest-earning assets to average interest-bearing liabilities	125.04%	122.58%	124.90%	124.15%	123.44%	119.84%	117.23%
Average equity to average total assets ratio	12.11%	12.51%	12.33%	12.82%	13.35%	12.89%	11.82%
Average common equity to average total assets ratio	8.91%	9.05%	8.99%	9.18%	9.44%	9.89%	9.47%
Dividend payout ratio	27.03%	0.00%	30.44%	0.00%	83.53%	0.00%	0.00%

Asset Quality Ratios:
Allowance for loan losses to nonaccrual loans	266.46%	177.47%	186.58%	138.58%	49.67%	240.96%	41.58%
Allowance for loan losses to total loans	1.04%	1.21%	1.17%	1.22%	1.55%	1.80%	2.98%
Nonperforming assets to total assets	0.89%	1.31%	1.13%	1.64%	3.04%	2.29%	6.26%
Nonperforming assets to total loans and other real estate	1.15%	1.66%	1.43%	2.06%	4.13%	3.05%	8.15%
Net loan charge-offs to average loans (4)	0.15%	0.02%	0.04%	0.26%	0.13%	1.31%	0.31%

Capital Ratios (Magna):
Leverage (5)	12.25%	12.19%	12.16%	12.51%	12.64%	13.98%	12.20%
Tier 1 common equity	10.36%	10.69%	10.91%	11.01%	10.98%	12.12%	11.65%
Tier 1 risk-based capital	14.16%	14.74%	14.88%	15.25%	15.59%	17.24%	14.68%
Total risk-based capital	15.11%	15.88%	16.00%	16.42%	16.84%	18.49%	15.93%

(1)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2)	Net interest spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(3)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(4)	For the three months ended March 31, 2015 and 2014, calculated by annualizing year-to-date net loan charge-offs and dividing the result by average loans for the year-to-date period.
(5)	Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 and by average assets for the quarters ended March 31, 2015 and March 31, 2014 for the three months ended March 31, 2015 and March 31, 2014.

COMPARATIVE PER SHARE DATA (UNAUDITED)

The below presentation summarizes the unaudited per share information for Pinnacle, CapitalMark and Magna on a historical, pro forma, pro forma combined and equivalent pro forma basis. You should read this information in conjunction with the historical financial statements (and related notes) of Pinnacle contained in the annual and quarterly reports and other documents Pinnacle has filed with the SEC that are incorporated herein by reference and the selected historical consolidated financial data of Pinnacle, CapitalMark and Magna in this proxy statement/prospectus. See “SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF PINNACLE” beginning on page 14, “SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF CAPITALMARK BANK & TRUST” beginning on page 16, “SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF MAGNA BANK” beginning on page 18, and “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97.

The pro forma, pro forma combined and pro forma equivalent per share information gives effect to the CapitalMark merger and Magna merger and the planned redemption of the preferred shares issued by each of CapitalMark and Magna pursuant to the U.S. Treasury’s Small Business Lending Fund program as if the transactions had been effective as of the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2014, in the case of the net income per share and dividends declared per share data.

In addition to Magna common stock, Magna also has issued and outstanding the Magna Series D preferred stock. The Magna Series D preferred stock is entitled to receive a 10% preferred premium on dividends paid by Magna on shares of Magna common stock. Immediately prior to the effective time of the Magna merger, the Magna Series D preferred stock will, pursuant to its terms, automatically convert into shares of Magna common stock. The per share information presented below with respect to Magna is presented on a common share equivalent basis as if all of Magna’s outstanding shares of Series D Preferred Stock had converted to Magna common stock as of January 1, 2014.

You should not rely on the pro forma information as necessarily indicative of historical results we would have experienced had we been combined or of future results we will have after the consummation of the CapitalMark merger and the Magna merger. In addition, you should not rely on the information for the three months ended March 31, 2015 as indicative of results for 2015. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs or other factors that may result as a consequence of the CapitalMark merger and the Magna merger and, accordingly, does not attempt to predict or suggest future results.

The information presented in the table below is based on the historical financial statements of each of Pinnacle, CapitalMark and Magna and should be read in conjunction with the historical financial information that Pinnacle has presented in prior filings with the SEC. With respect to Pinnacle, see “WHERE YOU CAN FIND MORE INFORMATION” on page 97.

	As of and for the Three Months Ended March 31, 2015 (1)	As of and for the Year Ended December 31, 2014 (1)
Basic Earnings Per Common Share Equivalent
Pinnacle historical	$0.62	$2.03
Magna historical	0.26	0.93
Pinnacle—Magna pro forma (2)	0.64	2.10
Equivalent pro forma of one share of Magna common stock (3)	0.22	0.71
CapitalMark historical	0.31	0.98
Pinnacle—CapitalMark pro forma (2)	0.64	2.08
Equivalent pro forma for one share of CapitalMark common stock (3)	0.32	1.04
Pro forma combined (4)	0.65	2.15
CapitalMark shareholder (2)	0.33	1.07
Diluted
Pinnacle historical	$0.62	$2.01
Magna historical	0.26	0.93
Pinnacle—Magna pro forma (2)	0.63	2.08
Equivalent pro forma for one share of Magna common stock (3)	0.21	0.70
CapitalMark historical	0.31	0.98
Pinnacle—CapitalMark pro forma (2)	0.63	2.06
Equivalent pro forma for one share of CapitalMark common stock (3)	0.32	1.03
Pro forma combined (4)	0.65	2.13
CapitalMark shareholder (2)	0.32	1.06
Cash Dividends Declared Per Common Share Equivalent
Pinnacle historical	$0.12	$0.32
Magna historical	0.07	0.28
Pinnacle—Magna pro forma (2)	0.12	0.32
Equivalent pro forma for one share of Magna common stock (3)	0.04	0.11
CapitalMark historical	—	—
Pinnacle—CapitalMark pro forma (2)	0.12	0.32
Equivalent pro forma for one share of CapitalMark common stock (3)	0.06	0.16
Pro forma combined (4)	0.12	0.32
CapitalMark shareholder (2)	0.06	0.16
Book Value Per Common Share Equivalent
Pinnacle historical	$22.98	$22.47
Magna historical	9.80	9.44
Pinnacle—Magna pro forma (2)	23.85	23.36
Equivalent pro forma for one share of Magna common stock (3)	8.03	7.87
CapitalMark historical	10.88	10.43
Pinnacle—CapitalMark pro forma (2)	25.40	24.94
Equivalent pro forma for one share of CapitalMark common stock (3)	12.70	12.47
Pro forma combined (4)	26.12	25.67
CapitalMark shareholder (2)	13.06	12.84

(1)	Pro forma amounts reflect the estimated purchase accounting adjustments to be recorded in connection with the CapitalMark merger and the Magna merger and the issuance of 3,305,000 shares of Pinnacle common stock in the CapitalMark merger and 1,325,000 shares of Pinnacle common stock in the Magna merger. The number of shares of Pinnacle common stock that may be issued in the mergers could be higher if options to acquire shares of Magna or CapitalMark common stock are exercised prior to the effective time of the mergers.
(2)	Amounts are calculated using the following exchange ratios (where Pinnacle is 1): Pinnacle—Magna 0.3369; Pinnacle—CapitalMark 0.50.
(3)	The equivalent pro forma information shows the effect of the Magna merger and CapitalMark merger, respectively, from the perspective of a holder of Magna common stock or CapitalMark common stock, as applicable, and assumes the full conversion of Magna Series D preferred stock into shares of Magna common stock as of January 1, 2014. Amounts are calculated using the following exchange ratios (where Pinnacle is 1): Pinnacle—Magna 0.3369; Pinnacle—CapitalMark 0.50.
(4)	Pro forma combined amounts include Pinnacle, Magna and CapitalMark, and show the historical pro forma combined per share effect of the Magna merger and CapitalMark merger from the perspective of a shareholder of CapitalMark.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Pinnacle’s common stock is traded on the Nasdaq Global Select Market under the symbol “PNFP”. There is no established public trading market for CapitalMark’s common stock, and shares of CapitalMark common stock are thinly traded in private transactions. CapitalMark’s management believes that Chattanooga and Knoxville are the principal market areas for the CapitalMark common stock.

The following table shows, for the periods indicated, the reported closing sale prices per share for Pinnacle common stock and CapitalMark common stock on (i) April 7, 2015, the last trading day before the public announcement of the execution of the merger agreement, and (ii) June 1, 2015 the latest practicable date prior to the date of this proxy statement/prospectus. This table also shows in the column entitled “Equivalent Price Per CapitalMark Share” the closing price of a share of Pinnacle common stock on that date, multiplied by an exchange ratio of 0.50.

We make no assurance as to what the market price of the Pinnacle common stock will be when the CapitalMark merger is completed or anytime thereafter. Because the market value of Pinnacle common stock will fluctuate after the date of this proxy statement/prospectus, we cannot assure you what value a share of Pinnacle common stock will have when received by a CapitalMark shareholder. CapitalMark shareholders are advised to obtain current market quotations for Pinnacle common stock. Such quotations in the case of Pinnacle may be obtained from a newspaper, the Internet or a broker.

Date	Pinnacle Common Stock	CapitalMark Common Stock		Equivalent Price per CapitalMark Share
April 7, 2015	$44.61	$11.00	[1]	$22.31
June 1, 2015	$49.33	$12.50	[2]	$24.67

1.	Reflects the price at which CapitalMark common stock was sold on March 12, 2015, the last day prior to the execution of the merger agreement that CapitalMark common stock was traded and of which CapitalMark was aware.
2.	Reflects the price at which CapitalMark common stock was sold on April 22, 2015, the most recent date that CapitalMark’s common stock was traded and of which CapitalMark was aware.

Pinnacle

The following table sets forth, for the periods indicated, the high and low sales prices of Pinnacle common stock and cash dividends paid per share of Pinnacle common stock for the periods indicated.

	High	Low	Cash Dividends Paid Per Share
2015
First Quarter	$45.31	$35.01	$0.12
Second Quarter	50.68	43.44	0.12
2014
First Quarter	$39.10	$30.68	$0.08
Second Quarter	39.85	32.77	0.08
Third Quarter	40.10	34.73	0.08
Fourth Quarter	40.30	33.93	0.08
2013
First Quarter	$23.94	$18.97	$—
Second Quarter	26.30	21.32	—
Third Quarter	30.18	25.79	—
Fourth Quarter	33.36	29.48	0.08

As of [                    ], 2015, the last practicable date prior to the printing of this document, there were [            ] shares of Pinnacle common stock issued and outstanding and approximately [            ] shareholders of record.

The principal source of Pinnacle’s cash flow, including cash flow to pay interest to its holders of subordinated debentures, and any dividends payable to common stockholders, are dividends that Pinnacle Bank pays to Pinnacle as its sole stockholder. The ability of Pinnacle Bank to pay dividends to Pinnacle, as well as Pinnacle’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Pinnacle Bank and by certain legal and regulatory restrictions. Pinnacle’s and Pinnacle Bank’s loan agreements with U.S. Bank National Association, as amended (which we refer to as the Pinnacle Loan Agreement or the Pinnacle Bank Loan Agreement, respectively), permit Pinnacle and Pinnacle Bank to pay dividends so long as there is no default or unmatured event of default under the Pinnacle Loan Agreement or Pinnacle Bank Loan Agreement, as applicable, and the payment of the dividend would not cause an event of default or unmatured event of default. Accordingly, there can be no assurance that Pinnacle will continue to pay dividends to its common shareholders in the future. See “SUPERVISION AND REGULATION—Payment of Dividends” in Pinnacle’s Annual Report on Form 10-K, and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, which are incorporated by reference into this proxy statement/prospectus, for additional information about limitations on Pinnacle’s and Pinnacle Bank’s ability to declare and pay dividends. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97.

CapitalMark

There is no established public trading market for CapitalMark’s common stock, and shares of CapitalMark common stock are thinly traded in private transactions. A CapitalMark common shareholder who desires to sell his or her common stock must privately locate one or more willing buyers, and may ultimately be motivated to sell for reasons that are different from a seller of shares with an established public market. Recent trades of CapitalMark’s common stock are not necessarily indicative of the potential value of CapitalMark’s common stock if it were actually traded in a public market. The price per share for trades among CapitalMark’s common shareholders are not necessarily reported to CapitalMark’s management, and trades known to CapitalMark management are not necessarily the only trades of CapitalMark’s common stock. To the best knowledge of CapitalMark’s management, the most recent trades were an aggregate of 600 shares at a price of $12.50 per share on April 22, 2015.

Payment of dividends by CapitalMark is subject to certain regulations that may limit or prevent the payment of dividends and is further subject to the discretion of CapitalMark’s board of directors. During the past two years, CapitalMark has not paid any dividends on its common stock.

No assurances can be given that any dividends on CapitalMark’s common stock will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods.

As of the record date of the CapitalMark special meeting, there were 7,347,200 shares of CapitalMark common stock issued and outstanding, which were held by approximately 874 shareholders of record.

RISK FACTORS RELATING TO THE CAPITALMARK MERGER

In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including without limitation, Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Pinnacle’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Because the market price of Pinnacle common stock will fluctuate, CapitalMark common shareholders cannot be sure of the exact value of shares of Pinnacle common stock they will receive.

Upon completion of the CapitalMark merger, each outstanding share of CapitalMark common stock will be converted into the merger consideration consisting of shares of Pinnacle common stock or cash, or a mix of shares of Pinnacle common stock and cash, as provided in the merger agreement. If a holder of CapitalMark common stock receives only cash as merger consideration, the value of the merger consideration that such CapitalMark shareholder receives will fluctuate based on the market price of Pinnacle common stock since the amount of cash will be based on the average closing price of Pinnacle common stock for the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger. If a holder of CapitalMark common stock receives Pinnacle common stock as part or all of the merger consideration, the number of shares that such CapitalMark shareholder will receive for each share of CapitalMark common stock will be fixed but the value of these shares of Pinnacle common stock will fluctuate depending on the price per share of Pinnacle common stock at the time the shares of Pinnacle common stock are actually received by such CapitalMark shareholder. The closing price of Pinnacle common stock on the date that the holder of CapitalMark common stock actually receives the shares of such Pinnacle common stock after consummation of the CapitalMark merger and the average closing price over the 10 consecutive trading days ending on the day immediately preceding the closing of the CapitalMark merger may vary from each other, as well as from the closing price of Pinnacle common stock on the date that CapitalMark and Pinnacle announced the CapitalMark merger, on the date that this proxy statement/prospectus is being mailed to CapitalMark common shareholders, and on the date of the special meeting of CapitalMark common shareholders. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Pinnacle’s business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Pinnacle. Accordingly, at the time of the special meeting of CapitalMark common shareholders, because of the above timing differences, CapitalMark common shareholders will not be able to calculate the exact value of Pinnacle common stock or cash they may receive upon consummation of the CapitalMark merger.

The form or mix of merger consideration CapitalMark common shareholders ultimately receive could be different from the form or mix elected by a common shareholder depending on the form or mix of merger consideration elected by other CapitalMark common shareholders.

If the merger agreement is approved by CapitalMark common shareholders, all holders of CapitalMark common stock will be permitted to make an election as to the form of consideration, whether in cash, Pinnacle common stock or a mix of such cash and Pinnacle common stock, CapitalMark common shareholders wish to receive. Because 90% of the outstanding shares of CapitalMark common stock must be converted into Pinnacle common stock, the exchange agent may be required, in accordance with the allocation provisions set forth in the merger agreement, to adjust the form of consideration that an individual CapitalMark common shareholder will receive in order to ensure that 10% of the outstanding shares of CapitalMark common stock are converted into cash.

Consequently, if the cash consideration or the stock consideration are over-subscribed, CapitalMark common shareholders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain or loss for federal income tax purposes with respect to the cash received). See “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER—Material United States Federal Income Tax Consequences” beginning on page 42.

If CapitalMark common shareholders do not make a timely election, upon the surrender of their shares of CapitalMark common stock, 10% of their shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into cash and 90% of their shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into Pinnacle common stock.

Pinnacle may not be able to successfully integrate CapitalMark or Magna or to realize the anticipated benefits of the mergers.

Pinnacle can provide no assurance that the CapitalMark merger and/or the Magna merger will be consummated and the closing of the Magna merger is not a condition to the closing of the CapitalMark merger. In the event that the CapitalMark merger and/or the Magna merger is consummated, a successful integration of CapitalMark’s or Magna’s operations with Pinnacle’s operations will depend substantially on Pinnacle’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Pinnacle may not be able to combine its operations with the operations of CapitalMark or Magna without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	loan and deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit Pinnacle’s successful integration of CapitalMark or Magna.

Further, Pinnacle entered into the merger agreement and the Magna merger agreement with the expectation that the mergers will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the mergers is subject to a number of uncertainties, including whether Pinnacle integrates CapitalMark and Magna in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in a reduction in the price of Pinnacle’s common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy that could materially and adversely affect Pinnacle’s business, financial condition and operating results. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

CapitalMark common shareholders will have a reduced ownership and voting interest after the CapitalMark merger and, if consummated, the Magna merger, and will exercise less influence over management.

After consummation of the CapitalMark merger and, if completed, the Magna merger, CapitalMark common shareholders will own a significantly smaller percentage of Pinnacle than they currently own of CapitalMark. Following the completion of the CapitalMark merger, and giving effect to the Magna merger, CapitalMark common shareholders will own approximately 8.1% of the combined companies on a fully-diluted basis. Additionally, former CapitalMark directors, following the consummation of the CapitalMark merger and the Magna merger, initially will hold one seat on Pinnacle’s board of directors. Consequently, CapitalMark shareholders likely will be able to exercise less influence over the management policies of Pinnacle than they currently exercise over the management and policies of CapitalMark.

The combined company will incur significant transaction and merger-related costs in connection with the mergers.

Pinnacle expects to incur significant costs associated with combining the operations of CapitalMark and Magna with its operations. Pinnacle has just recently begun collecting information in order to formulate detailed integration plans to deliver anticipated cost savings. Additional unanticipated costs may be incurred in the integration of Pinnacle’s business with the businesses of CapitalMark and Magna. Although Pinnacle expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Whether or not either of the mergers is consummated, Pinnacle will incur substantial expenses, such as legal, accounting and financial advisory fees, in pursuing the mergers which will adversely impact its earnings until after the acquisitions have been completed. Completion of the mergers is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including approval by federal banking regulators. Pinnacle and Pinnacle Bank and each of CapitalMark and Magna, as the case may be, intend to pursue all required approvals in accordance with the merger agreement and the Magna merger agreement.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement and the Magna merger agreement may be completed, prior approval of our applications and notices filed with the FDIC and TDFI must be obtained. These governmental agencies may impose conditions on the completion of the mergers or require changes to the terms of the merger agreement and the Magna merger agreement. Although Pinnacle and CapitalMark do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement and the Magna merger agreement or imposing additional costs on or limiting CapitalMark’s revenues, any of which might have a material adverse effect on Pinnacle following the CapitalMark merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “THE MERGER AGREEMENT—Conditions to the Completion of the CapitalMark Merger” beginning on page 64 for a discussion of the conditions to the completion of the CapitalMark merger and “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER—Regulatory Approval” beginning on page 52 for a description of the regulatory approvals that must be received in connection with the CapitalMark merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire CapitalMark.

Until the consummation of the CapitalMark merger, with some exceptions, CapitalMark is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Pinnacle. In addition, CapitalMark has agreed to pay a termination fee of $8.2 million to Pinnacle if:

•	Pinnacle terminates the merger agreement because CapitalMark’s board of directors (1) did not recommend that CapitalMark’s shareholders approve the merger agreement, (2) after making such a recommendation, withdraws, modifies or amends its recommendation in a manner adverse to Pinnacle, or (3) fails to call a shareholder meeting to approve the merger agreement (in which case, CapitalMark must pay the termination fee on the business day following the termination);

•	Pinnacle terminates the merger agreement because CapitalMark’s board of directors has authorized, recommended or publicly announced its intention to authorize or recommend any acquisition proposal with any person other than Pinnacle (in which case, CapitalMark must pay the termination fee on the business day following the termination);

•	the merger agreement is terminated by Pinnacle because the CapitalMark merger has not been completed by December 31, 2015, and at the time of termination Pinnacle could have terminated the merger agreement because of any of the reasons stated in the two immediately preceding bullet points (in which case, CapitalMark must pay the termination fee on the business day following the termination);

•	the merger agreement is terminated by either party because the required shareholder vote of CapitalMark was not obtained at CapitalMark’s shareholders’ meeting and a bona fide acquisition proposal with respect to CapitalMark was publicly announced or otherwise communicated to the board of directors or members of senior management of CapitalMark before its shareholders’ meeting, which we refer to as a public proposal, that has not been withdrawn, and within nine months after termination of the merger agreement, CapitalMark enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal which is the subject of the public proposal), (in which case, the termination fee will become payable to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated);

•	the merger agreement is terminated by either party because the CapitalMark merger has not been completed by December 31, 2015, or by Pinnacle because of a material breach by CapitalMark of a representation, warranty, covenant or agreement that causes a condition to the CapitalMark merger to not be satisfied and a public proposal with respect to CapitalMark was made and not withdrawn before the merger agreement was terminated and within nine months after the termination of the merger agreement CapitalMark enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal which is the subject of the public proposal), (in which case, the termination fee will become payable to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated); or

•	CapitalMark terminates the merger agreement for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that CapitalMark has complied with its obligations to call a meeting of its common shareholders to approve the merger agreement and has complied with its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match such superior proposal.

Failure to complete the mergers could cause Pinnacle’s stock price to decline.

If either of the mergers is not completed for any reason, Pinnacle’s stock price may decline because costs related to the mergers, such as legal, accounting and financial advisory fees, must be paid even if such merger is not completed. In addition, if either of the mergers is not completed, Pinnacle’s stock price may decline to the extent that the current market price reflects a market assumption that both mergers will be completed.

Certain officers and directors of CapitalMark have interests in the CapitalMark merger different from, or in addition to, the interests of CapitalMark shareholders.

Certain of CapitalMark’s existing directors and officers have interests in the CapitalMark merger that are different from, or in addition to, the interests of CapitalMark’s common shareholders generally. For example, certain CapitalMark executive officers have agreements that provide for significant payments following the consummation of the CapitalMark merger. The CapitalMark merger will be considered a change in control for purposes of these agreements. The CapitalMark board of directors was aware of these conflicts of interests when it approved the merger agreement. See “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER—Interests of CapitalMark Executive Officers and Directors in the CapitalMark Merger” beginning on page 45.

The fairness opinion obtained by CapitalMark from its financial advisor will not reflect changes in circumstances prior to the CapitalMark merger.

On April 7, 2015, Raymond James delivered to the CapitalMark board of directors its opinion as to the fairness as of that date from a financial point of view to the holders of CapitalMark common stock of the merger consideration to be received by them under the merger agreement. A copy of this opinion is attached hereto as Appendix C. The opinion does not reflect changes that may occur, or may have occurred after the date of such opinion, to the operations and prospects of Pinnacle or CapitalMark, general market and economic conditions and other factors. As a result of the foregoing, CapitalMark common shareholders should be aware that the opinion of Raymond James attached hereto does not address the fairness of the merger consideration at any other time than as of April 7, 2015.

The tax consequences of the CapitalMark merger to a CapitalMark common shareholder will depend upon the merger consideration received.

The tax consequences of the CapitalMark merger to a CapitalMark common shareholder will depend upon the merger consideration that the shareholder receives. A CapitalMark common shareholder generally will not recognize any gain or loss on the conversion of shares of CapitalMark common stock solely into shares of Pinnacle common stock. However, a CapitalMark common shareholder generally will be taxed if the shareholder receives cash in exchange for shares of CapitalMark common stock or for any cash received in lieu of any fractional share of Pinnacle common stock. See “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER—Material United States Federal Income Tax Consequences” beginning on page 42.

CapitalMark, Pinnacle and Pinnacle Bank are subject to business uncertainties and contractual restrictions while the CapitalMark merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the CapitalMark merger, it is possible that some customers and other persons with whom CapitalMark, Pinnacle and/or Pinnacle Bank has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with CapitalMark, Pinnacle and/or Pinnacle Bank, as the case may be, as a result of the CapitalMark merger, which could negatively affect CapitalMark’s, Pinnacle’s and/or Pinnacle Bank’s respective revenues, earnings and cash flows, as well as the market price of Pinnacle’s common stock, regardless of whether the CapitalMark merger is completed.

Under the terms of the merger agreement, CapitalMark is subject to certain restrictions on its business prior to completing the CapitalMark merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect CapitalMark’s businesses and operations prior to the completion of the CapitalMark merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus including the Appendices hereto contains “forward-looking statements” about Pinnacle, Pinnacle Bank and CapitalMark and the combined companies following the CapitalMark merger and/or the Magna merger. “Forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (which we refer to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), are statements that represent our judgment concerning the future and are subject to risks and uncertainties that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can generally be identified by the use of forward-looking terminology such as “expect”, “anticipate”, “goal”, “intend”, “plan”, “believe”, “should”, “seek” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. You should note that the discussion of Pinnacle’s and CapitalMark’s reasons for the CapitalMark merger and the description of the opinion of CapitalMark’s financial advisor contain many forward-looking statements that describe beliefs, assumptions and estimates of the management of each of CapitalMark and Pinnacle and Raymond James, CapitalMark’s financial advisor, and public sources as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

The ability to predict results or the actual effects of the combined companies’ plans and strategies is inherently uncertain. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements, include, but are not limited to, the “RISK FACTORS RELATING TO THE CAPITALMARK MERGER” beginning on page 25 of this proxy statement/prospectus and the following:

•	difficulties in obtaining required shareholder and regulatory approvals for the CapitalMark merger and/or the Magna merger and related transactions;

•	the risk that the cost savings and any revenue synergies from the proposed CapitalMark merger and/or the Magna merger may not be realized or take longer than anticipated to be realized;

•	the risk of successful integration of the Pinnacle business with the business of CapitalMark and Magna;

•	a materially adverse change in the financial condition of Pinnacle, CapitalMark or Magna;

•	loan losses that exceed the level of allowance for loan losses of the combined companies;

•	lower than expected revenue following the CapitalMark merger and/or the Magna merger;

•	Pinnacle’s ability to manage the combined companies’ growth;

•	the risks inherent or associated with a merger or acquisition, like the mergers;

•	risks of expansion into new geographic or product markets, like into the Chattanooga, TN-GA metropolitan statistical area (which we refer to as MSA) associated with the CapitalMark merger and the Memphis, TN-MS-AR MSA and loan servicing business associated with the Magna merger, and the development of those new geographic and product markets;

•	general economic conditions, either nationally, in Tennessee or in the Nashville MSA and/or the Knoxville MSA, or following the consummation of the mergers, the Chattanooga, TN-GA MSA and/or the Memphis, TN-MS-AR MSA, that are less favorable than expected resulting in, among other things, a deterioration of the quality of the combined companies’ loan portfolio and the demand for its products and services;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and/or the Magna merger agreement;

•	the amount of the costs, fees, expenses and charges related to the mergers;

•	reputational risk and the reaction of the parties’ customers to the CapitalMark merger and/or the Magna merger;

•	the failure of the closing conditions for the mergers to be satisfied;

•	the dilution caused by the issuance of additional shares of Pinnacle common stock in connection with the mergers;

•	increased competition with other financial institutions;

•	continuation of the historically low short-term interest rate environment;

•	rapid fluctuations or unanticipated changes in interest rates on loans or deposits;

•	inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels or regulatory agencies in connection with those agencies’ approval of the mergers; and

•	changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional factors are discussed in the reports filed with the SEC by Pinnacle. See “WHERE YOU CAN FIND MORE INFORMATION” on page 97.

The above list is not intended to be exhaustive and there may be other factors that would preclude us from realizing the predictions made in the forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Pinnacle shareholders and CapitalMark shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference.

All subsequent written or oral forward-looking statements concerning the CapitalMark merger or other matters addressed in this proxy statement/prospectus and attributable to Pinnacle or CapitalMark or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to is this section. Except to the extent required by applicable law or regulation, Pinnacle and CapitalMark undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

CAPITALMARK SPECIAL MEETING

General

CapitalMark is mailing this proxy statement/prospectus to you as a holder of CapitalMark common stock on or about [                    ], 2015. With this proxy statement/prospectus, CapitalMark is sending you a notice of the CapitalMark special meeting of common shareholders (which we refer to as the CapitalMark special meeting) and a form of proxy that is solicited by the CapitalMark board of directors for use at the CapitalMark special meeting and at any adjournments or postponements of the CapitalMark special meeting. The CapitalMark special meeting will be held on [                    ], 2015 at [    ]:00 p.m., local time, at [            ]. This proxy statement/prospectus is also the prospectus of Pinnacle in connection with its issuance of shares of Pinnacle common stock as part of the merger consideration.

Record Date

Only holders of CapitalMark common stock of record at the close of business on [                    ], 2015, will be entitled to receive notice of and to vote at the CapitalMark special meeting. As of the record date, there were 7,347,200 shares of CapitalMark common stock outstanding and entitled to vote, with each such share entitled to one vote, and 18,212 shares of Non-Cumulative Perpetual Preferred Stock, Series A outstanding, which are held by the U.S. Treasury and were issued pursuant to the U.S. Treasury’s Small Business Lending Fund program. As of the record date, there were approximately 874 holders of record of CapitalMark common stock.

Matters to be Considered

At the CapitalMark special meeting, holders of CapitalMark common stock will be asked to approve the merger agreement. Pursuant to the merger agreement, CapitalMark will merge with and into Pinnacle Bank, with Pinnacle Bank surviving the merger. In connection with the CapitalMark merger, holders of CapitalMark common stock may elect to convert outstanding shares of CapitalMark common stock into 0.50 shares of Pinnacle common stock plus cash in lieu of any fractional shares, or to convert their shares into a cash payment equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger; provided that 90% of the outstanding shares of CapitalMark common stock as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle common stock and 10% of the outstanding shares of CapitalMark common stock as of the effective time of the CapitalMark merger will be converted into cash.

CapitalMark shareholders will also be asked to consider a proposal to authorize CapitalMark’s board of directors to adjourn the CapitalMark special meeting to allow time for further solicitation of proxies in the event that there are insufficient votes present at the CapitalMark special meeting, in person or by proxy, and entitled to vote, to approve the merger agreement.

Each copy of this proxy statement/prospectus mailed to CapitalMark common shareholders is accompanied by a proxy card for use at the CapitalMark special meeting.

Vote Required

Proposal to Approve the Merger Agreement by CapitalMark Common Shareholders. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of CapitalMark common stock entitled to vote at the CapitalMark special meeting. Accordingly, a CapitalMark common shareholder’s failure to submit a proxy card or to vote in person at the CapitalMark special meeting or an abstention from voting will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

Proposal to Permit the CapitalMark Board of Directors to Adjourn the CapitalMark Special Meeting. Approving the proposal to authorize the CapitalMark board of directors to adjourn the CapitalMark special meeting to allow time for further solicitation of proxies requires the affirmative vote of holders of a majority in voting power of the shares of CapitalMark common stock present at the CapitalMark special meeting, in person or by proxy, and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to authorize the CapitalMark board of directors to adjourn the CapitalMark special meeting, while shares not in attendance at the CapitalMark special meeting will have no effect on the outcome of any vote to adjourn the CapitalMark special meeting.

Quorum

The presence, in person or by proxy, of shares of CapitalMark common stock representing a majority of CapitalMark’s outstanding shares entitled to vote at the CapitalMark special meeting is necessary in order for there to be a quorum at the CapitalMark special meeting. A quorum must be present in order for the vote on the merger agreement proposal or the proposal to authorize adjournment to occur. However, if there is no quorum, then the CapitalMark special meeting can be postponed or adjourned until such time as a quorum can be obtained. As of the record date for the CapitalMark special meeting, 3,673,601 shares of CapitalMark common stock will be required to achieve a quorum.

Voting by CapitalMark’s Executive Officers and Directors

As of the close of business on the record date, there were 7,347,200 outstanding shares of CapitalMark common stock, each of which is entitled to one vote at the CapitalMark special meeting. On that date, the directors and executive officers of CapitalMark beneficially owned a total of approximately 11.48% of the outstanding shares of CapitalMark common stock. Each of CapitalMark’s directors and executive officers has agreed, among other things and subject to certain conditions, to vote his or her shares of CapitalMark common stock in favor of the merger agreement.

Voting of Proxies

Shares of CapitalMark common stock represented by properly executed proxies received at or prior to the CapitalMark special meeting will be voted at the CapitalMark special meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of the merger agreement and the proposal to authorize adjournment.

Any record common shareholder present in person or by proxy at the CapitalMark special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists. Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of CapitalMark common stock entitled to vote at the CapitalMark special meeting, abstentions will have the same effect as votes against the merger agreement. Accordingly, CapitalMark’s board of directors urges its common shareholders to complete, date, and sign the accompanying proxy form and return it promptly in the enclosed, postage-paid envelope, or to vote by telephone, fax, or email.

Revocability of Proxies

If you are a record holder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record holder, you may revoke a proxy at any time prior to its exercise by delivering to the Chairman, President, and Chief Executive Officer of CapitalMark either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record holder, you may revoke a proxy prior to its exercise by voting in person at the CapitalMark special meeting. All written notices of revocation should be addressed to CapitalMark Bank & Trust, 801 Broad Street, Chattanooga, Tennessee 37402, Attention: R. Craig Holley, Chairman, President, and Chief Executive Officer. Attendance at the CapitalMark special meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

CapitalMark is soliciting proxies from holders of CapitalMark common stock in conjunction with the CapitalMark special meeting. CapitalMark will pay all of the costs of soliciting proxies in connection with the CapitalMark special meeting and one-half of the costs of printing and mailing this proxy statement/prospectus (Pinnacle will pay the other half of such costs). Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of CapitalMark who will not be specially compensated for such solicitation.

No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Pinnacle, Pinnacle Bank, CapitalMark, or any other person. The delivery of this proxy statement/prospectus does not, under any circumstances, create any implication that there has been no change in the business or affairs of Pinnacle, Pinnacle Bank, or CapitalMark since the date of the proxy statement/prospectus.

Dissenters’ Rights

Dissenting shareholders of CapitalMark who comply with the provisions of Chapter 23 of the TBCA are entitled to dissent from the CapitalMark merger and receive payment of the fair value of their shares of CapitalMark common stock if the CapitalMark merger is consummated. A copy of Chapter 23 of the TBCA is attached as Appendix B to this proxy statement/prospectus. Please see “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER—Dissenters’ Rights” beginning on page 44 for a summary of the procedures to be followed in asserting dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to CapitalMark before the vote is taken and the shareholder does not vote in favor of the merger agreement.

Recommendation of CapitalMark’s Board of Directors

CapitalMark’s board of directors has determined that the merger agreement and the transactions contemplated thereby are in the best interests of CapitalMark and its shareholders. The board of directors of CapitalMark unanimously recommends that holders of CapitalMark common stock vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to authorize CapitalMark’s board of directors to adjourn the CapitalMark special meeting to solicit additional proxies in the event there are insufficient votes present at the CapitalMark special meeting, in person or by proxy, and entitled to vote, to approve the merger agreement.

In the course of reaching its decision to adopt the merger agreement and the transactions contemplated in the merger agreement, including the CapitalMark merger, CapitalMark’s board of directors, among other things, consulted with its legal advisors, Butler Snow LLP, regarding the legal terms of the merger agreement, and with its financial advisor, Raymond James, as to the fairness, from a financial point of view, of the consideration to be received by the holders of CapitalMark common stock in the CapitalMark merger. The CapitalMark board of directors was also assisted in reaching its decision by Banks Street Partners, LLC, which additionally served as financial advisor to CapitalMark and which provided a strategic analysis of the proposed CapitalMark merger. For a discussion of the factors considered by CapitalMark’s board of directors in reaching its conclusion, see “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER—Background of the CapitalMark Merger” and “—CapitalMark’s Reasons for the CapitalMark merger; Recommendation of the CapitalMark Board of Directors.”

CapitalMark common shareholders should note that some of CapitalMark’s directors have certain interests in, and may derive benefits as a result of, the CapitalMark merger that are in addition to their interests as shareholders of CapitalMark. See “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER— Interests of CapitalMark Executive Officers and Directors in the CapitalMark Merger.”

PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER

General

CapitalMark’s board of directors is using this document to solicit proxies from the holders of CapitalMark common stock for use at the CapitalMark special meeting. At the CapitalMark special meeting, holders of CapitalMark common stock will be asked to vote upon, among other things, the approval of the merger agreement.

The CapitalMark merger will not be completed unless, among other things, holders of CapitalMark’s common stock approve the merger agreement by the requisite vote.

This section of this proxy statement/prospectus describes certain aspects of the CapitalMark merger, including the background of the CapitalMark merger and the parties’ reasons for the CapitalMark merger.

Transaction Structure

Pinnacle’s and Pinnacle Bank’s board of directors and CapitalMark’s board of directors each has approved the merger agreement, which provides for the merger of CapitalMark with and into Pinnacle Bank, a wholly-owned subsidiary of Pinnacle, and the Pinnacle board of directors also has approved the issuance by Pinnacle of shares of Pinnacle common stock to holders of CapitalMark’s common stock in connection with the CapitalMark merger. Pinnacle Bank will be the surviving corporation subsequent to the CapitalMark merger. The parties expect to complete the CapitalMark merger in the third or fourth quarter of 2015. Each share of Pinnacle common stock issued and outstanding at the effective time of the CapitalMark merger will remain issued and outstanding as one share of common stock of Pinnacle, and each share of CapitalMark common stock issued and outstanding at the effective time of the CapitalMark merger will be converted into either 0.50 shares of Pinnacle common stock, a cash payment equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger or a mix of stock and cash, with fractional shares being paid in cash as described below. See “THE MERGER AGREEMENT—Merger Consideration” on page 61.

Pinnacle Bank’s charter and bylaws will be the charter and bylaws of the combined company after the completion of the CapitalMark merger. At the effective time of the CapitalMark merger, Pinnacle’s and Pinnacle Bank’s boards of directors will be expanded to accommodate the addition of one CapitalMark director, who the parties currently anticipate will be Charles E. Brock.

The merger agreement provides that the parties can amend the merger agreement, to the extent legally permissible. However, after any approval of the merger agreement by the holders of CapitalMark’s common stock, no amendment can alter the kind or amount of consideration to be provided to CapitalMark’s common shareholders without subsequent approval by CapitalMark’s common shareholders entitled to vote on the merger agreement.

Background of the CapitalMark merger

As part of its ongoing consideration and evaluation of CapitalMark’s long-term strategic plan, CapitalMark’s board of directors and senior management regularly review and assess CapitalMark’s business strategies and objectives, including strategic opportunities and challenges, and consider various strategic options potentially available to the institution, all with the goal of enhancing value for shareholders. Previous strategic discussions have focused on, among other things, the business environment facing financial institutions in general and CapitalMark in particular, as well as current conditions and ongoing consolidation in the financial services industry. Other possible actions considered have included organic growth, business combinations involving CapitalMark and other financial institutions, a public offering of equity, as well as a possible sale of CapitalMark to a larger financial institution.

For several years, Pinnacle has publicly disclosed that part of its long-range corporate strategy includes growth into the Chattanooga and Memphis, Tennessee markets, the remaining two large Tennessee urban markets not currently served by Pinnacle Bank, whether by de novo expansion or the acquisition of an existing bank or banks operating in those markets. The proposed CapitalMark merger and the proposed Magna merger would permit Pinnacle to enter the two principal markets in Tennessee which it does not serve. Pinnacle also intends to continue to execute on other long-range strategies including its strategy to hire seasoned professionals in each of its markets to grow Pinnacle’s loan portfolio, to expand its commercial real estate lending capabilities and to enhance its noninterest income fee businesses.

On February 10, 2014, CapitalMark’s Chairman, President, and Chief Executive Officer, R. Craig Holley, met with Pinnacle’s President and Chief Executive Officer, M. Terry Turner, to informally discuss the possible combination of the two companies.

On February 27, 2014, Mr. Holley presented information to the CapitalMark board of directors regarding his discussions with Mr. Turner about a potential strategic partnership, and the CapitalMark board determined that pursuing such a transaction at that time would not be in the best interest of CapitalMark’s shareholders. CapitalMark’s board of directors instructed Mr. Holley to continue informal discussions with Pinnacle, as well as several other potential transaction partners. In addition, the board of directors asked Mr. Holley to continue to evaluate other opportunities to expand the bank through various methods, including an equity offering and acquisition alternatives.

In March 2014, representatives of Raymond James met with Messrs. Turner and Carpenter to present an analysis that showed that by utilizing its common shares, Pinnacle could pay the CapitalMark shareholders a higher amount in a transaction that was slightly accretive to Pinnacle than certain other potential CapitalMark acquirors in comparable transactions.

On June 17 and 18, 2014, Pinnacle’s board of directors met for its annual strategic planning session at which the board discussed, among other things, possible strategies for Pinnacle’s expansion into the Chattanooga and Memphis, Tennessee markets, including the possible acquisition of CapitalMark.

In late October 2014, representatives of Raymond James engaged in discussions with Messrs. Turner and Carpenter regarding the possibility of renewing discussions with CapitalMark about the prospect of a merger of CapitalMark and Pinnacle Bank. At Pinnacle’s October 2014 board of directors meeting, Mr. Turner briefed the Pinnacle board of directors on the status of Pinnacle’s management’s consideration of a possible merger transaction with CapitalMark.

On November 10, 2014, CapitalMark and Pinnacle entered into a mutual nondisclosure and confidentiality agreement. Subsequent to the execution of the nondisclosure agreement, CapitalMark made limited financial information available to Pinnacle to aid Pinnacle’s management team in its preliminary analysis of a potential merger of the two banks.

On November 21, 2014, Mr. Turner, in a telephone conversation with Mr. Holley, expressed Pinnacle’s continued interest in a merger with CapitalMark. The conversation included a general discussion of the pro forma company and the potential synergies that could result from a combination of the two institutions.

During late November and early December 2014, Pinnacle’s management team met numerous times to consider a possible merger with CapitalMark and the potential synergies that might be achieved from a merger with CapitalMark.

On December 15 and 16, 2014, Mr. Holley and members of the CapitalMark executive management team along with representatives of Raymond James met in Nashville, Tennessee, with Mr. Turner, Robert A. McCabe, Jr., Pinnacle’s Chairman, Hugh M. Queener, Pinnacle’s Chief Administrative Officer, Harold R. Carpenter, Pinnacle’s Chief Financial Officer, and Pinnacle Bank’s Executive Vice-President and Chief Credit Officer,

J. Harvey White. Also representing CapitalMark were James H. Vavalides, Credit Risk Management Group Head, Barry W. Rich, Chief Financial Officer, and Kenneth C. Dyer III, Banking Group President. The group primarily discussed the cultures and operating models for each company and how and whether the respective cultures and business models could be effectively merged.

On December 18, 2014, CapitalMark’s management provided Pinnacle’s management with operating information to aid Pinnacle’s management in developing a synergy case for the proposed merger.

On January 19, 2015, representatives of Raymond James expressed to Mr. Carpenter that CapitalMark’s full year 2014 earnings were likely to be lower than the projected amounts that CapitalMark had previously provided to Pinnacle and that CapitalMark’s board of directors was unlikely to accept a proposed transaction at a value less than $20.00 per share of CapitalMark common stock.

On January 20, 2015, Mr. Turner briefed the Pinnacle board of directors on the status of the discussions with CapitalMark and the board of directors authorized Pinnacle’s management to continue discussions with CapitalMark.

On January 28, 2015, CapitalMark provided Pinnacle with its preliminary year-end 2014 results of operations.

On February 10, 2015, Mr. Holley received a letter from Mr. Turner reiterating Pinnacle’s desire to explore a business combination with CapitalMark, citing strategic, cultural, growth, and performance advantages of such a merger. The letter suggested an exchange ratio of 0.50 shares of Pinnacle common stock for each share of CapitalMark common stock, with the consideration to be Pinnacle common stock or a combination of cash and stock. At that time, Pinnacle’s common stock was trading between $36 and $39.50 per share. Commencing February 12, 2015, Pinnacle’s common stock began trading at prices above $40 per share.

On February 23, 2015, Mr. Holley met with Messrs. Turner, Carpenter, and Queener in Nashville to discuss the details of the non-binding letter of interest, post-merger operational issues for the Chattanooga market, retention and compensation for banker teams, and transaction metrics.

On February 26, 2015, Mr. Holley met with the CapitalMark board of directors to discuss the offer communicated by Mr. Turner, and the board of directors authorized Mr. Holley to continue discussions with Pinnacle about the CapitalMark merger.

During March 2015, members of CapitalMark’s and Pinnacle’s senior management, along with their respective financial and legal advisors, conducted due diligence and discussions regarding the compatibility of the companies’ systems and other potential synergies as well as employment-related matters. The parties held preliminary discussions about the potential terms of a transaction, including terms related to price, type and mix of consideration that would be paid to the CapitalMark common shareholders and employment and executive compensation matters, including related to the payments that CapitalMark’s executive officers would be entitled to receive in the event CapitalMark was acquired and the potential tax consequences to those individuals of those payments.

On March 3, 2015, CapitalMark engaged Banks Street Partners, LLC to assist the board of directors in evaluating and analyzing the contemplated transaction with Pinnacle, as compared to other alternatives available to CapitalMark.

On March 12, 2015, Pinnacle’s legal counsel distributed a draft of the merger agreement to CapitalMark’s legal counsel.

Between March 12, 2015 and March 25, 2015 Pinnacle’s and CapitalMark’s representatives engaged in numerous discussions regarding the terms of CapitalMark’s executive officers’ employment arrangements and benefits, including the potential payments that the executive officers would be entitled to receive as a result of the CapitalMark merger, including those provided for in CapitalMark’s supplemental executive retirement plan.

At the Pinnacle board of directors meeting held on March 17, 2015, Mr. Turner briefed the Pinnacle board of directors on the status of the negotiations with CapitalMark and the Pinnacle board of directors authorized Pinnacle’s management to continue those negotiations.

On March 20, 2015, CapitalMark engaged Raymond James as its financial advisor and to deliver its opinion as to the fairness, from a financial point of view, of the merger consideration in the proposed CapitalMark merger to the holders of CapitalMark common stock.

At a special called meeting of CapitalMark’s board of directors on March 21, 2015, Banks Street Partners presented its analysis of a potential public equity offering by CapitalMark, pricing of recent acquisitions in the financial institutions industry, and the projected value of a transaction with Pinnacle. The CapitalMark board of directors discussed the benefits of the potential transaction with Pinnacle, including the value of Pinnacle common stock, the opportunity for liquidity for CapitalMark shareholders resulting from a merger with Pinnacle Bank, Pinnacle’s ability to grow the combined institution, and the potential for cost savings. At this meeting, CapitalMark management and CapitalMark’s legal advisor updated its board of directors on the status of the merger agreement being negotiated with Pinnacle, including issues relating to retained employees following the CapitalMark merger and compensation of executive officers in connection with the CapitalMark merger. At the conclusion of this meeting, the CapitalMark board of directors authorized Mr. Holley to continue negotiations with Pinnacle.

On March 25, 2015, CapitalMark’s legal advisor sent a list of comments and questions on the draft merger agreement to Pinnacle’s legal counsel.

On April 3, 2015, Pinnacle provided drafts of an employment agreement to Mr. Holley and change of control agreement to each of Messrs. Dyer and Murphy. On April 7, 2015, Pinnacle provided revised drafts of those agreements to Messrs. Holley, Dyer and Murphy.

From March 25, 2015 to April 7, 2015, Pinnacle and CapitalMark and their respective financial and legal advisors finalized the terms of the merger agreement and the related ancillary agreements. These negotiating points included the inclusion of a provision in the merger agreement that would permit CapitalMark to terminate the merger agreement in the event that the price of Pinnacle’s common stock dropped below a certain price and the percentage decline in the price of Pinnacle’s common stock exceeded the percentage decline in a broad bank index, change of control payments due to CapitalMark’s executive team, restrictions on CapitalMark’s ability to solicit proposals relating to alternative business combination transactions, subject to a “fiduciary-out” exception and the amount of and scenarios in which a termination fee would be payable by CapitalMark to Pinnacle. The parties also negotiated whether or not Pinnacle would be required to pay CapitalMark a termination fee in the event it terminated the merger agreement in certain circumstances. Negotiations continued thru April 7, 2015, at which time the legal advisors of Pinnacle and CapitalMark, working with their clients, finalized the terms of the merger agreement and related ancillary agreements for presentation to the respective boards of directors.

Between April 3, 2015 and April 7, 2015, Pinnacle and each of Messrs. Holley, Dyer and Murphy, together with their respective legal advisors, negotiated the final terms of the employment agreement for Mr. Holley and change of control agreements for Messrs. Dyer and Murphy. During that same time period, Pinnacle and CapitalMark and their respective legal advisors negotiated the modifications to CapitalMark’s supplemental executive retirement plan that were included in an amendment to that plan that the board of directors of CapitalMark approved on April 7, 2015.

On April 7, 2015, the board of directors of CapitalMark met to consider the proposed transaction with Pinnacle and Pinnacle Bank, after receiving presentations from CapitalMark’s outside legal advisor, Raymond James, and discussions with senior management. At the meeting, CapitalMark’s legal advisor reviewed with the CapitalMark directors their fiduciary duty to shareholders under Tennessee law. CapitalMark’s legal advisor also reviewed with the CapitalMark directors the terms and conditions of the merger agreement, the CapitalMark merger and the various agreements to be signed in connection with the merger agreement. Raymond James reviewed the financial aspects of the proposed CapitalMark merger and rendered to the CapitalMark board of directors an opinion, dated April 7, 2015, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Raymond James as set forth in such opinion, the merger consideration in the proposed CapitalMark merger was fair, from a financial point of view, to the holders of CapitalMark common stock. Following a discussion among members of CapitalMark’s board of directors, including consideration of the factors described below under “—CapitalMark’s Reasons for the CapitalMark merger; Recommendation of the CapitalMark Board of Directors”, CapitalMark’s board of directors unanimously determined that the merger agreement and the CapitalMark merger are advisable and in the best interests of CapitalMark and its shareholders and approved and adopted the merger agreement and the CapitalMark merger, and recommended that the merger agreement and the CapitalMark merger be submitted to CapitalMark common shareholders for approval.

At a special called meeting of the Pinnacle board of directors on April 7, 2015, the Pinnacle board of directors, except for one director who was absent, met with members of Pinnacle’s senior management and Pinnacle’s legal and financial advisors. Mr. Turner and other members of Pinnacle’s senior management reviewed with the Pinnacle board of directors information regarding Pinnacle, CapitalMark and the terms of the proposed CapitalMark merger. Representatives of Pinnacle’s financial advisor then reviewed with the Pinnacle board of directors a range of matters, including the structure of the merger, business and financial information regarding the two companies, valuation methodologies and analyses and other matters. Members of Pinnacle’s senior management also apprised the Pinnacle board of directors of the results of its due diligence investigations of CapitalMark. Pinnacle’s legal advisor discussed with the Pinnacle board of directors the legal standards applicable to its decisions and actions with respect to the proposed CapitalMark merger and reviewed the terms of the proposed CapitalMark merger, the merger agreement and the ancillary transaction agreements, including the proposed employment agreement with Mr. Holley and change in control agreements with Messrs. Dyer and Murphy.

Following these presentations, the Pinnacle board meeting continued with discussions and questions among the members of the Pinnacle board of directors, management and Pinnacle’s legal and financial advisors. Following these discussions and after taking into consideration the factors described under “—Pinnacle’s Reasons for the CapitalMark Merger,” the Pinnacle board of directors voted to approve the merger with CapitalMark and the definitive merger agreement and related ancillary agreements.

On April 7, 2015, following the conclusion of the meetings of the boards of directors of CapitalMark and Pinnacle occurring on the same date, Pinnacle, Pinnacle Bank and CapitalMark executed the merger agreement, the directors and executive officers of CapitalMark and Pinnacle and Pinnacle Bank executed the voting agreements related to the CapitalMark merger and Messrs. Holley, Dyer and Murphy and Pinnacle and Pinnacle Bank executed the employment agreement with Mr. Holley and change of control agreements with Messrs. Dyer and Murphy.

CapitalMark’s Reasons for the CapitalMark merger; Recommendation of the CapitalMark Board of Directors

After careful consideration, CapitalMark’s board of directors has determined that the CapitalMark merger is fair to, and in the best interests of, CapitalMark’s shareholders. In approving the merger agreement, CapitalMark’s board of directors consulted with Raymond James with respect to the financial aspects of the CapitalMark merger, with Banks Street Partners with respect to a strategic analysis of the transaction, and with its outside legal advisor as to its legal duties and the terms of the merger agreement. In arriving at its determination, CapitalMark’s board of directors also considered a number of factors, including the following:

•	CapitalMark’s board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of CapitalMark;

•	a review of opportunities and challenges to increasing CapitalMark shareholder value should CapitalMark remain independent, versus aligning CapitalMark with a well-capitalized, well-managed and larger organization;

•	the current and prospective environment in which CapitalMark operates, including national, regional and local economic conditions, the competitive environment for banks and other financial institutions generally, the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the strength and recent performance of Pinnacle’s common stock;

•	that a merger with a larger banking company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•	the favorable growth opportunities for Pinnacle, including the ability to grow the combined company organically and to engage in other strategic transactions;

•	the financial presentation, dated April 7, 2015, of Raymond James to the CapitalMark board of directors and the opinion, dated April 7, 2015, of Raymond James to the CapitalMark board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CapitalMark common stock of the merger consideration, as more fully described below under “—Opinion of CapitalMark’s Financial Advisor;”

•	the strategic analysis prepared by Banks Street Partners for the CapitalMark board of directors on March 21, 2015;

•	that holders of CapitalMark common stock will receive the portion of the merger consideration payable in stock in shares of Pinnacle common stock, which are publicly traded on the Nasdaq Global Select Market;

•	the treatment of the CapitalMark merger as a “reorganization” within the meaning of Section 368(a) of the Code with respect to the CapitalMark common stock exchanged for Pinnacle common stock;

•	the ability of Pinnacle to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits CapitalMark’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire CapitalMark and to under certain conditions terminate the merger agreement to accept a superior proposal;

•	the anticipated effect of the acquisition on CapitalMark’s retained employees and the terms of severance for employees who would not be retained;

•	that some of CapitalMark’s directors and executive officers have other financial interests in the CapitalMark merger in addition to their interests as CapitalMark shareholders, including financial interests that are the result of existing compensation arrangements with CapitalMark and/or prospective compensation arrangements with Pinnacle and the manner in which such interests would be affected by the CapitalMark merger; and

•	the requirement that CapitalMark conduct its business in the ordinary course and the other restrictions on the conduct of CapitalMark’s business before completion of the CapitalMark merger, which may delay or prevent CapitalMark from undertaking business opportunities that may arise before completion of the CapitalMark merger.

The reasons set out above for the CapitalMark merger are not intended to be exhaustive but do include all material factors considered by CapitalMark’s board of directors in approving the CapitalMark merger. In reaching its determination, the CapitalMark board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the board believed that the CapitalMark merger was in the best interest of CapitalMark’s shareholders, and therefore the board of directors of CapitalMark unanimously approved the merger agreement and the CapitalMark merger. In addition, all members of CapitalMark’s board of directors have entered into voting agreements requiring them to, among other things, vote the shares of CapitalMark common stock over which they have voting authority in favor of the merger agreement.

CapitalMark’s board of directors unanimously recommends that CapitalMark’s common shareholders vote “FOR” the merger agreement.

Pinnacle’s Reasons for the CapitalMark Merger

Pinnacle’s board of directors concluded that the merger agreement is in the best interests of Pinnacle and its shareholders. In deciding to approve the merger agreement, Pinnacle’s board of directors considered a number of factors, including, without limitation, the following:

•	CapitalMark is among the fastest growing banks in terms of total assets from the field of over 131 banks that opened in 2007;

•	the two institutions have potential cost synergies—Pinnacle will be utilizing CapitalMark’s current work force to help with Pinnacle’s growth and CapitalMark’s downtown Knoxville location is expected to be consolidated with nearby Pinnacle locations following the consolidation of the two banks’ systems;

•	expansion of Pinnacle’s presence to a third urban, high-growth market in Tennessee. Currently, the Chattanooga TN-GA MSA is the fourth-largest market area in Tennessee as measured by both deposits and population. From April 1, 2010, to July 1, 2013, Chattanooga’s population grew at a faster rate than the state and national average, according to the U.S. Census Bureau;

•	the CapitalMark merger will result in increased size and scale; the combined company is expected to have pro forma assets of approximately $7.0 billion, resulting in increased lending capacity, and 37 offices (net of closures) in 12 counties; including three new high-growth counties;

•	the CapitalMark merger is anticipated to enhance the franchise value of Pinnacle, both in the short-run and in the long-run and the increased size and scale of the combined company should increase its attractiveness to larger potential acquirors;

•	the CapitalMark merger is expected to enhance Pinnacle’s geographic market coverage by increasing its deposit market share in the Knoxville MSA and adding new deposit market share from the Chattanooga TN-GA MSA;

•	the CapitalMark merger is expected to be accretive to Pinnacle’s operating earnings beginning in fiscal 2016 and only modestly dilutive to Pinnacle’s tangible book value;

•	Pinnacle’s management’s review of the business, operations, earnings and financial condition, including capital levels and asset quality, of CapitalMark;

•	the CapitalMark merger brings to Pinnacle’s associate team a number of outstanding bankers; and

•	the CapitalMark merger will qualify as a tax-deferred reorganization for Pinnacle and its new shareholders to the extent of the stock portion of the merger consideration.

The foregoing discussion of the information and factors considered by the Pinnacle board of directors is not exhaustive, but includes the material factors considered by the Pinnacle board of directors. In view of the wide variety of factors considered by the Pinnacle board of directors in connection with its evaluation of the CapitalMark merger and the complexity of such matters, the Pinnacle board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Pinnacle board of directors asked questions of Pinnacle’s management and Pinnacle’s legal and financial advisors, and reached general consensus that the CapitalMark merger was in the best interests of Pinnacle and Pinnacle shareholders.

In considering the factors described above, individual members of the Pinnacle board of directors may have given different weights to different factors. It should be noted that this explanation of the Pinnacle board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS” above.

The Pinnacle board of directors determined that the CapitalMark merger, the merger agreement and the issuance of Pinnacle common stock in connection with the CapitalMark merger are in the best interests of Pinnacle and its shareholders.

Material United States Federal Income Tax Consequences

The following is a summary of the anticipated material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of CapitalMark common stock with respect to the exchange of CapitalMark common stock for Pinnacle common stock and cash pursuant to the CapitalMark merger. This discussion assumes that U.S. Holders hold their CapitalMark common stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, Treasury Regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. Any such change could affect the continuing validity of this discussion. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the CapitalMark merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of CapitalMark common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of CapitalMark common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of CapitalMark common stock that are partnerships or other pass-through entities (and persons holding their CapitalMark common stock through a partnership or other pass-through entity), persons who acquired shares of CapitalMark common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their CapitalMark common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of CapitalMark common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds CapitalMark common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partnerships and partners in such a partnership are strongly urged to consult their tax advisors as to the specific tax consequences to them of the CapitalMark merger.

General. Pinnacle and CapitalMark have structured the CapitalMark merger to qualify as a reorganization for United States federal income tax purposes. The obligations of Pinnacle and CapitalMark to consummate the CapitalMark merger are conditioned upon the receipt of an opinion from Bass, Berry & Sims, PLC for its clients, Pinnacle and Pinnacle Bank, and an opinion from Butler Snow LLP for its client, CapitalMark, to the effect that for United States federal income tax purposes, the CapitalMark merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Neither Pinnacle or Pinnacle Bank nor CapitalMark intends to waive this condition. If the effect on CapitalMark’s common shareholders of the tax opinion to be delivered to CapitalMark as of the closing is materially different from the opinions respecting the United States federal income tax considerations expressed herein under the heading “—Exchange of CapitalMark Common Stock for Cash and Pinnacle Common Stock”, CapitalMark would not effect the CapitalMark merger without recirculating this document after revising this discussion appropriately and resoliciting the approval of its shareholders. The tax opinions will rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the CapitalMark merger in the manner contemplated by the merger agreement, and representations and covenants made by Pinnacle, Pinnacle Bank and CapitalMark, including those contained in certificates of officers of Pinnacle, Pinnacle Bank and CapitalMark. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in this opinion, in which case the tax consequences of the CapitalMark merger could differ from those discussed here. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position.

Exchange of CapitalMark Common Stock for Pinnacle Common Stock and Cash. Subject to the qualifications and limitations set forth above, the material United States federal income tax consequences of the CapitalMark merger to CapitalMark shareholders upon their exchange of CapitalMark common stock for Pinnacle common stock and cash will be as follows:

•	Exchange Solely for Pinnacle Common Stock. A holder of CapitalMark common stock will not recognize any gain or loss upon the exchange of that shareholder’s shares of CapitalMark common stock solely for shares of Pinnacle common stock in the CapitalMark merger.

•	Receipt of Pinnacle Common Stock and Cash. A holder of CapitalMark common stock will recognize gain on the receipt of any cash consideration in the CapitalMark merger equal to the lesser of (i) the amount by which the total merger consideration received by the holder of CapitalMark common stock exceeds the holder’s basis in the CapitalMark common stock exchanged for that consideration or (ii) the amount of the cash consideration received in the CapitalMark merger. This gain generally will be a capital gain and will be a long-term capital gain if the holding period for the shares of CapitalMark common stock exchanged for cash is more than one year at the completion of the CapitalMark merger.

•	Receipt of Cash in Lieu of Fractional Share. If a holder of CapitalMark common stock receives cash instead of a fractional share of Pinnacle common stock, such holder will recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of CapitalMark common stock allocable to that fractional share of Pinnacle common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the share of CapitalMark common stock exchanged for cash instead of the fractional share of Pinnacle common stock is more than one year at the completion of the CapitalMark merger.

•	Tax Basis of Pinnacle Common Stock Received in the Merger. A holder of CapitalMark common stock will have a tax basis in the Pinnacle common stock received in the CapitalMark merger equal to the tax basis of the CapitalMark common stock surrendered by that holder in the CapitalMark merger, less the amount of cash consideration received and increased by the amount of any gain recognized.

•	Holding Period of Pinnacle Common Stock Received in the Merger. The holding period for shares of Pinnacle common stock received in exchange for shares of CapitalMark common stock in the CapitalMark merger will include the holding period for the shares of CapitalMark common stock surrendered in the CapitalMark merger.

In the case of a holder of CapitalMark common stock who holds shares of CapitalMark common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of CapitalMark common stock.

Tax on Net Investment Income. Certain U.S. Holders whose income exceeds certain threshold amounts will be subject to a 3.8% Medicare contribution tax on “net investment income”. Net investment income is generally the excess of dividends and capital gains with respect to the sale, exchange, or other disposition of stock over allowable deductions. Each CapitalMark common shareholder is urged to consult his, her or its tax advisor to determine their own particular tax consequences with respect to the merger consideration to be received in the CapitalMark merger and the net investment income tax.

Backup Withholding. Unless you comply with certain reporting or certification procedures or are an “exempt recipient” (in general, corporations and certain other entities), you may be subject to a backup withholding tax of 28% with respect to any cash payments received in the CapitalMark merger. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Reporting Requirements. If you receive Pinnacle common stock as a result of the CapitalMark merger, you will be required to retain records pertaining to the CapitalMark merger and will be required to file with your United States federal income tax return for the year in which the CapitalMark merger takes place a statement setting forth certain facts relating to the CapitalMark merger.

Tax matters are very complicated, and the tax consequences of the CapitalMark merger to you will depend on the facts of your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the CapitalMark merger, including the applicability and effect of any federal, state, local and foreign income and other tax laws.

Dissenters’ Rights

Under Tennessee law, holders of CapitalMark common stock who deliver written notice of their intent to dissent and do not vote in favor of the CapitalMark merger have the right to dissent and receive the fair value of their CapitalMark common stock in cash. CapitalMark common shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act, or TBCA, in order to perfect their rights. A copy of Chapter 23 of the TBCA is attached to as Appendix B to this proxy statement/prospectus.

The following is intended as a brief summary of the material provisions of the Tennessee statutory procedures required to be followed by a CapitalMark common shareholder in order to properly dissent from the CapitalMark merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23 of the TBCA, the full text of which appears as Appendix B of this proxy statement/prospectus.

Holders of CapitalMark common stock who do not want to accept the merger consideration, who do not vote in favor of (or who abstain from voting on) the merger agreement, and who perfect their dissenters’ rights by complying with the provisions of Chapter 23 of the TBCA, will have the right to receive cash payment for the “fair value” of their CapitalMark common stock as determined in accordance with Chapter 23 of the TBCA.

In order to perfect dissenters’ rights with respect to the CapitalMark merger, a CapitalMark common shareholder must (1) deliver to CapitalMark, before the vote to approve the merger agreement is taken, written notice of his or her intent to demand payment for his or her shares of CapitalMark common stock if the CapitalMark merger is consummated; and (2) not vote, or cause or permit to be voted, any of his shares of CapitalMark common stock in favor of the merger agreement. Within 10 days after consummation of the CapitalMark merger, CapitalMark must send to each of the CapitalMark shareholders who has perfected dissenters’ rights in accordance with the steps disclosed above, a written dissenters’ notice and form setting forth instructions for receipt and payment of their shares of CapitalMark common stock. Upon receipt of such notice and form, dissenting CapitalMark shareholders will become entitled to receive payment of their shares of CapitalMark common stock when they: (1) demand payment; (2) certify that they received their shares prior to the date of the first public announcement of Pinnacle Bank’s and CapitalMark’s intention to merge; and (3) deposit with Pinnacle certificates representing their shares of CapitalMark common stock in accordance with the instructions set forth in the notice.

Any CapitalMark shareholder contemplating the exercise of his or her dissenters’ rights should carefully review Chapter 23 of the TBCA, a copy of which is attached to this proxy statement/prospectus as Appendix B. A CapitalMark shareholder who fails to comply with all requirements of such Chapter 23 will forfeit his or her dissenters’ rights and, upon consummation of the CapitalMark merger, that holder’s shares of CapitalMark common stock will be converted into the right to receive the merger consideration to which the shareholder is entitled under the merger agreement.

In general, any dissenting shareholder who perfects his or her right to be paid the “fair value” of the holder’s CapitalMark common stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of any cash.

Voting Agreement

As of the record date, the directors and executive officers of CapitalMark beneficially owned 2,081,117 shares of CapitalMark common stock, or approximately 28.30% of the outstanding shares of CapitalMark common stock, including 1,103,187 shares subject to options currently exercisable but not exercised. In connection with the execution of the merger agreement, all of the directors and executive officers of CapitalMark executed a voting agreement pursuant to which they agreed, among other things, to vote their shares of CapitalMark common stock for the approval of the merger agreement.

Accounting Treatment

The CapitalMark merger will be accounted for as a “purchase,” as that term is used under U.S. generally accepted accounting principles for accounting and financial reporting purposes. CapitalMark will be treated as the acquired corporation for accounting and financial reporting purposes. CapitalMark’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the CapitalMark merger and combined with the historical book values of the assets and liabilities of Pinnacle Bank. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.

Interests of CapitalMark Executive Officers and Directors in the CapitalMark Merger

Some of the CapitalMark executive officers and directors have financial and other interests in the CapitalMark merger that are in addition to, or different from, their interests as CapitalMark shareholders generally. CapitalMark’s board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement.

Directors and Executive Officers of Pinnacle and Pinnacle Bank

At the effective time of the CapitalMark merger, CapitalMark will merge with and into Pinnacle Bank, with Pinnacle Bank being the surviving entity. After the CapitalMark merger, Pinnacle and Pinnacle Bank will appoint current CapitalMark board member Charles E. Brock to the Pinnacle and Pinnacle Bank boards of directors. Additionally, as discussed below, following the CapitalMark merger, R. Craig Holley, Chairman, President, and Chief Executive Officer of CapitalMark, will become the Chattanooga Area Chairman of Pinnacle Bank. Kenneth C. Dyer III, the CapitalMark Banking Group President, will become the Chattanooga President of Pinnacle Bank. R. Ryan Murphy III, the Business Unit Group Head for CapitalMark, will serve as the Chattanooga Business Unit Group Head for Pinnacle Bank. James H. Vavalides, the CapitalMark Credit Risk Management Group Head, will become a Senior Vice President for Pinnacle Bank.

Existing Employment Agreements

CapitalMark previously had entered into employment agreements with R. Craig Holley, Chairman, President, and Chief Executive Officer, Kenneth C. Dyer III, CapitalMark Banking Group President, R. Ryan Murphy III, Business Unit Group Head, Barry W. Rich, Chief Financial Officer, and James H. Vavalides, Credit Risk Management Group Head.

These agreements provide generally that if the executive’s employment is terminated in connection with or following a change in control either by CapitalMark (or any successor thereto) for other than cause, disability, retirement or death or by the executive as a result of certain adverse actions taken by CapitalMark (or any successor thereto), then the executive is entitled to a lump sum cash severance payment equal to three times his annual salary and bonus compensation, as defined in the employment agreements. Additionally, each executive is also entitled to receive a lump sum cash payment equal to the projected cost of providing contributions to any CapitalMark profit sharing plans for the remaining term of the employment agreement.

The agreements provide that any payment or benefit under the agreement which would be subject to the excise tax imposed by Code Section 4999 will be reduced to the extent necessary such that no portion of such payment or benefit will be subject to the excise tax imposed by Code Section 4999, but only if the net amount of such reduced payment or benefit is greater than or equal to the net amount of such payment or benefit if such reduction were not made and excise tax was paid by the executive.

The employment agreements also provide that, for 24 months following termination, the executive will not (i) work for or advise, consult with any entity whose business materially competes with CapitalMark, (ii) participate in establishing a new bank or other financial institution in the CapitalMark market area, or (iii) solicit customers or employees of CapitalMark. As described below, CapitalMark’s employment agreements with Messrs. Holley, Dyer, and Murphy are generally superseded by the employment agreement (in Mr. Holley’s case) and the change of control agreements (in Messrs. Dyer’s and Murphy’s case) that those individuals have entered into with Pinnacle and Pinnacle Bank, and that become effective upon the closing of the CapitalMark merger, except that the non-competition and non-solicitation covenants in the existing employment agreements are preserved.

Upon termination of his employment in connection with or following completion of the CapitalMark merger, Mr. Rich will receive a lump sum cash payment estimated to be approximately $1.05 million, plus continuation of insurance benefits for a period of 24 months, pursuant to his employment agreement.

In connection with the closing of the CapitalMark merger, the employment agreements between CapitalMark and each of Messrs. Holley, Dyer, Murphy and Vavalides will be terminated and those executives will be paid the payments to which they would have been entitled had their employment been terminated following the change in control resulting from the CapitalMark merger. These payments are estimated to total approximately $1.7 million for Mr. Holley, $1.3 million for Mr. Dyer, $950,000 for Mr. Murphy and $1.1 million for Mr. Vavalides.

Existing Supplemental Executive Retirement Plan

CapitalMark currently maintains a supplemental executive retirement plan, as amended, for Messrs. Holley, Dyer, Murphy, Rich, and Vavalides. The plan provides that if a change of control of CapitalMark occurs and the executive’s employment is terminated in certain circumstances, then the executive is entitled to receive a change of control benefit having a present value of $1.0 million as of the closing date of the CapitalMark merger. The CapitalMark merger will constitute a change of control for purposes of the plan, and Pinnacle has agreed to assume the plan in connection with the CapitalMark merger.

The plan provides that if, within two years following a change of control, the executive ceases to be employed with CapitalMark (or a successor to CapitalMark) for any reason other than a termination for cause, then the executive will receive the change in control benefit in 15 equal annual installments beginning seven months after the date of the executive’s separation from service. If the executive reaches age 65 or becomes disabled following a change of control prior to the executive’s employment terminating, then the executive will receive the change in control benefit in 15 equal annual installments beginning 60 days following the date of the executive’s separation from service with CapitalMark, or any successor. If the executive dies after two years following a change of control, the executive’s estate is entitled to receive the change in control benefit in one lump sum payment on the first day of the third month following the executive’s death. If the executive separates from service after the two year anniversary of a change in control, for any reason other than a termination for cause, death, disability or as a result of a retirement, the executive will receive his change in control benefit in 15 equal annual installments beginning on the date on which the executive reaches the age of 65. In the case of annual installment payments under the plan, the annual payments will be equal to the amount necessary to amortize the balance of the change in control benefit, as of the date of the first payment, over 15 years to zero using the discount rate equal to 120% of the applicable federal rate in effect as of April, 2015. The plan permits the executives to defer the payments owed to them for a termination resulting from a separation from service after the two year anniversary of a change in control if the participant makes an irrevocable election no less than twelve months prior to the date that his original payments were to commence, if the election is effective twelve months following the date it is made by the executive and the executive elects to postpone the payments for at least 60 months. In this event, the change in control benefit will be payable in 10 equal annual installments beginning on the date the executive reaches the age of 70.

The plan provides that if any payments or benefit under the plan would be subject to the excise tax imposed by Code Section 4999, then the payment or benefit shall be reduced (but not below zero), but only to the extent necessary that no portion of the payment or benefit will be subject to the excise tax imposed by Code Section 4999, but only if (i) the net amount of such payment or benefit, as so reduced, is greater than or equal to (ii) the net amount of such payment or benefit if such reduction were not made and had the executive paid such excise tax.

Pinnacle Employment and Change of Control Agreements

R. Craig Holley. Mr. Holley has entered into an employment agreement with Pinnacle Bank and Pinnacle, that will become effective at the consummation of the CapitalMark merger, whereby Mr. Holley will serve as the Chattanooga Area Chairman of Pinnacle Bank. The initial term of the agreement will expire December 31, 2015, and the agreement automatically renews annually on January 1, unless any of the parties to the agreement gives notice of intent not to renew the agreement prior to November 30 of the preceding year in which case the agreement terminates 30 days later.

The initial annual base salary under the employment agreement will be $375,000, with such amount to be reviewed annually for possible increases in accordance with Pinnacle Bank and Pinnacle’s standard policies. Mr. Holley will also be eligible to receive cash bonuses under incentive programs established by the human resources and compensation committees the board of directors of Pinnacle Bank or Pinnacle.

Mr. Holley will be entitled to participate in the vacation, retirement, health, welfare, and other benefit plans or programs of Pinnacle Bank applicable generally to similarly situated employees, and be entitled to reimbursement of business-related expenses incurred and specified dues to a civic association.

Mr. Holley’s employment agreement provides that he will receive certain severance payments in the event that his employment is terminated without “cause” or in the event that Mr. Holley terminates his employment for “cause”, in each case as those terms are defined in the employment agreement. The employment agreement additionally provides that Mr. Holley will receive certain payments in the event that he becomes disabled. Under the terms of the employment agreement, if Mr. Holley is terminated without cause, he will be entitled to receive severance equal to three year’s base salary. If Mr. Holley terminates his employment agreement for cause, Pinnacle and/or Pinnacle Bank must pay Mr. Holley twelve months of base salary.

The employment agreement also provides that if Pinnacle or Pinnacle Bank terminates Mr. Holley without “cause” or if Mr. Holley terminates his employment for “cause” within a year following a change of control, then Mr. Holley shall be entitled to a lump sum severance payment equal to three times his then current base salary and target bonus. Generally, this change of control provision is typically referred to as a “double trigger” such that (a) a change of control has to occur as defined in the employment agreement and (b) the executive has to terminate his employment for “cause,” or his employment has to be terminated by Pinnacle or Pinnacle Bank without “cause”, in each case as defined in the employment agreement, as follows:

(a) A “change of control” generally means the acquisition within any twelve month period by a person or group of 40% or more of the voting securities of Pinnacle or Pinnacle Bank; a change in the majority of the board of directors of Pinnacle or Pinnacle Bank over a 12-month period (unless the new directors were approved by a two-thirds majority of prior directors); a merger, consolidation or reorganization in which Pinnacle shareholders before the merger own 50% or less of the voting power after the merger; or the sale, transfer or assignment within in any twelve month period of all or substantially all of the assets of Pinnacle its subsidiaries to any third party.

(b) Termination by Mr. Holley for “cause” generally means that Mr. Holley, without his consent, experiences an adverse change in supervision so that he no longer reports to the same person(s) or entity to whom he reported immediately after the effective date of the employment agreement; an adverse change in Mr. Holley’s supervisory authority occurs without Mr. Holley’s consent; a material modification in Mr. Holley’s job title or scope of responsibility has occurred without Mr. Holley’s consent; a change in Mr. Holley’s office location of more than 25 miles from Mr. Holley’s current office location occurs without Mr. Holley’s consent; a material change in salary, bonus opportunity or other benefit has occurred; or Mr. Holley receives a notice of nonrenewal of the employment agreement.

(c) Termination of Mr. Holley by Pinnacle or Pinnacle Bank without “cause” means that Mr. Holley was not terminated as a result of a material breach by Mr. Holley of the terms of the employment agreement that remains uncured after the expiration of 30 days following delivery of written notice to Mr. Holley; conduct by Mr. Holley that amounts to fraud, dishonesty or willful misconduct in the performance of his duties and responsibilities; Mr. Holley’s arrest for, charge in relation to, or conviction of a crime involving breach of trust or moral turpitude; conduct by Mr. Holley that amounts to gross and willful insubordination or inattention to his duties and responsibilities; or conduct by Mr. Holley that results in removal from his position as an officer or employee pursuant to a written order by any regulatory agency with authority or jurisdiction over Pinnacle or Pinnacle Bank.

If Mr. Holley receives any payment or benefit pursuant to his employment agreement that is subject to an excise tax under Code Section 4999, then such payment or benefit will be reduced to the extent necessary that no portion shall be subject to the excise tax imposed by Code Section 4999, but only if the net amount of such payment or benefit, as so reduced, is greater than or equal to the net amount of such payment of benefit if such reduction were not made and had Mr. Holley paid the applicable tax.

Kenneth C. Dyer and R. Ryan Murphy III. Pinnacle Bank and Pinnacle have entered into change of control agreements with Kenneth C. Dyer III, the CapitalMark Banking Group President, who will become the Chattanooga President of Pinnacle Bank, and R. Ryan Murphy III, the Business Unit Group Head for CapitalMark, who will serve as the Chattanooga Business Unit Group Head for Pinnacle Bank. The change of control agreements will be effective upon the consummation of the CapitalMark merger. These change of control agreements provide the executives with certain benefits in the event that the executive’s employment is terminated in certain scenarios within twelve months following a change of control (as defined in the agreement).

The agreement automatically renews each year on January 1 unless any of the parties to the agreement gives notice of intent not to renew the agreement prior to November 30 of the preceding year, in which case the agreement terminates thirty days later. Notwithstanding the foregoing the change of control agreement may be terminated earlier in the event that, prior to the earlier of a change of control or Pinnacle entering into an agreement providing for a change of control, the executive shall cease to serve as the Chattanooga Business Unit Group Head (in the case Mr. Murphy) or the Chattanooga President (in the case of Mr. Dyer), or the human resources and compensation committee or Chief Executive Officer shall determine, in their sole discretion, that it is no longer appropriate to provide the executive with post-change of control benefits. The change of control agreements also provide that if, within 12 months following a “change of control,” Pinnacle or Pinnacle Bank terminates the executive’s employment without “cause” or the executive terminates his employment for “cause”, in each case as those terms are defined in the change of control agreement, then the executive will receive a payment equal to two times his then current base salary and target bonus amount on the last day of the month following the date of his termination.

For purposes of Messrs. Dyer and Murphy’s change of control agreement a “change of control” has the same definition as that term is defined in the employment agreements for Mr. Holley. For purposes of Messrs. Dyer and Murphy’s change of control agreements, “cause” for purposes of determining whether the executive has the ability to voluntarily terminate his employment and receive payment of the change of control benefits under the agreement, generally means that immediately following the change of control, a material modification in the executive’s job title or scope of responsibility has occurred without his consent; the executive, without his consent, no longer reports to the person(s) or entity to whom he reported immediately after the effective date of the change of control agreement; an adverse change in the executive’s overall supervisory authority occurs without his consent; a change in the executive’s office location of more than 25 miles from his office location occurs without his consent; a material change in the executive’s salary, bonus opportunity or other benefits has occurred; or executive receives a notice of nonrenewal of the change in control agreement.

For the purpose of Messrs. Dyer and Murphy’s change of control agreements, “cause,” for purposes of determining whether the executive’s employment has been terminated by Pinnacle or Pinnacle Bank in a manner that does not require the payment of the change of control benefits under the change of control agreement means: a material breach by the executive of the terms of the change in control agreement that remains uncured after the expiration of 30 days following delivery of written notice to the executive; conduct by the executive that amounts to fraud, dishonesty or willful misconduct in the performance of his duties and responsibilities; failure by the executive to perform his duties and responsibilities as an employee which remains uncured after the expiration of 30 days following delivery of written notice; the executive’s arrest for, charge in relation to, or conviction of a crime involving breach of trust or moral turpitude; conduct by the executive that amounts to gross and willful insubordination or inattention to his duties and responsibilities; or conduct by the executive that results in removal from his position as an officer or employee pursuant to a written order by any regulatory agency with authority or jurisdiction over Pinnacle or Pinnacle Bank.

Acceleration of Vesting and Extension of Time to Exercise Stock Options

CapitalMark’s outstanding stock options to purchase shares of CapitalMark common stock will be fully vested upon consummation of the CapitalMark merger pursuant to the terms of CapitalMark’s stock option plan. Following the effective time of the CapitalMark merger, each outstanding option to purchase shares of CapitalMark common stock, whether vested or unvested immediately prior to the effective time of the CapitalMark merger, will be automatically cancelled and converted into an option to purchase that number of shares of Pinnacle common stock equal to the number of shares of CapitalMark common stock issuable upon the exercise of the option immediately prior to the effective time of the CapitalMark merger multiplied by the exchange ratio and rounded to the nearest whole share. The per share exercise price of the resulting option to purchase Pinnacle common stock will be equal to the per share exercise price of the corresponding option to purchase shares of CapitalMark common stock immediately prior to the effective time of the CapitalMark merger divided by the exchange ratio and rounded to the nearest whole cent. Options to acquire CapitalMark common stock that are considered “qualified” options will be converted into qualified options of Pinnacle common stock and options to purchase CapitalMark stock that are not “qualified” will be converted into non-qualified options to acquire Pinnacle common stock. CapitalMark stock options that are “qualified” options will upon conversion maintain their qualified status as such in compliance with applicable provision of the Code. Following the closing of the CapitalMark merger, Pinnacle has agreed to allow Mr. Rich and each of CapitalMark’s directors, other than Mr. Brock, to exercise their stock options until the expiration of the term existing under any such stock option prior to the acceleration and conversion of such stock option in connection with the closing of the CapitalMark merger, rather than the three-month post-termination period provided for in CapitalMark’s stock option plan and the current award agreement governing the terms of the options.

As a result of the acceleration of the vesting of stock options, CapitalMark executive officers and directors, as a group, will receive accelerated vesting of options to purchase approximately 178,826 shares of CapitalMark common stock in connection with the CapitalMark merger.

The table below presents the intrinsic value of stock options held by CapitalMark directors and executive officers. The intrinsic value of a stock option is the amount that the market value of the underlying stock exceeds the exercise price of the option. The intrinsic value presented below is based on a stock price of $12.50 per share, which is the per share price paid in the most recent trade of CapitalMark common stock of which CapitalMark management is aware.

Name	Intrinsic Value of Unvested Options to Purchase CapitalMark Common Stock	Intrinsic Value of Vested Options to Purchase CapitalMark Common Stock
R. Craig Holley	$13,467.00	$1,563,368.00
Jim Vavalides	11,222.00	481,538.00
Barry W Rich	11,222.00	481,538.00
Kenneth C. Dyer III	11,119.00	404,471.00
R. Ryan Murphy III	7,856.00	337,076.50
Charles E. Brock	—	246,380.00
Patsy Hazlewood	—	197,105.00
Karen G. Kruesi	—	246,380.00
Harshad C. Shah	—	295,655.00
Grady P. Williams	—	492,760.00
James W. Atkinson	—	246,380.00
Robert T. Johnston	—	—

Total	$54,886.00	$4,992,651.50

Restricted Stock Bonus Agreements

In connection with the CapitalMark merger each of Messrs. Holley, Dyer, Murphy and Vavalides have entered into a restricted stock bonus agreement with CapitalMark, pursuant to which the executive will receive a restricted stock award from Pinnacle following the closing of the CapitalMark merger if the executive remains an employee of CapitalMark in good standing at the time the CapitalMark merger is consummated.

Pursuant to these restricted stock bonus agreements, each executive has agreed to non-solicitation restrictions until the earliest to occur of (i) the two year anniversary of the closing of the CapitalMark merger, (ii) the first anniversary of the date the executive has ceased to be an employee of CapitalMark, Pinnacle, or Pinnacle Bank, or (iii) the date of any merger, share exchange, or change of control of Pinnacle or Pinnacle Bank. Additionally, pursuant to the restricted stock bonus agreements, each executive waives any right to which he would have to any automatic option award modification and/or grants of additional awards as the result of the any future stock issuance or outstanding share increase by CapitalMark, Pinnacle, and/or Pinnacle Bank.

Under the terms of these restricted stock bonus agreements, Pinnacle anticipates issuing the following dollar amounts of shares of its restricted stock (with the number of shares based on the closing price of Pinnacle’s common stock as of the date of grant) the vesting of which will be tied to certain performance measures for Pinnacle that are expected to be based on earnings per share and certain asset quality metrics for each of the first three fiscal years beginning after the closing date of the CapitalMark merger in the case of Messrs. Holley, Dyer and Murphy, and pro rata time-based vesting over five years in the case of Mr. Vavalides: $250,000 to Mr. Holley, $250,000 to Mr. Dyer, $100,000 to Mr. Murphy, and $100,000 to Mr. Vavalides.

Insurance and Indemnification

Pinnacle has agreed to indemnify and hold harmless each present and former director, officer, and employee of CapitalMark following completion of the CapitalMark merger. This indemnification covers liability and expenses arising out of matters existing or occurring at or prior to the completion of the CapitalMark merger to the fullest extent such persons would have been indemnified as directors, officers, or employees of CapitalMark under existing indemnification agreements and/or applicable law. This indemnification extends to liability arising out of the transactions contemplated by the merger agreement. Pinnacle also has agreed that it will maintain a policy of directors’ and officers’ liability insurance coverage for the benefit of CapitalMark’s directors and officers for six years following completion of the CapitalMark merger.

New Directors of Pinnacle and Pinnacle Bank Following the CapitalMark merger

At the effective time of the CapitalMark merger, Pinnacle’s and Pinnacle Bank’s boards of directors each will be expanded by one member, and current CapitalMark board member Charles E. Brock will be appointed to both boards. The following is information about Mr. Brock.

Charles E. Brock. Mr. Brock, 50, is President and Chief Executive Officer of Launch Tennessee, a position he has held since January 2013. Launch Tennessee is a state-wide initiative to facilitate innovation and capital in starting businesses. He has served as a member of the CapitalMark board of directors since its inception in 2007. He was formerly the Managing Partner of FourBridges Capital Advisors, an investment bank based in Chattanooga, Tennessee from March 2009 to December 2012. Mr. Brock also served as the founding partner of the Chattanooga Renaissance Fund, a locally based angel fund. Additionally, he served as the Executive Entrepreneur of CoLab, a Chattanooga accelerator that provides advice and mentoring services to entrepreneurs. Mr. Brock is an active member of the Nashville chapter of the Entrepreneurs Organization, a worldwide network of over 9,000 business owners. In addition, Mr. Brock serves on the board of the Boys & Girls Club, Outreach Haiti, and as Endowment Chair at Good Shepherd Church. Mr. Brock has a bachelor’s degree from the University of the South, where he is a former member of the Board of Trustees. Mr. Brock holds a Series 7 and Series 63 license, and is also a Series 24 Registered Securities Principal. He also serves as a director of The Dixie Group, Inc., a publicly held carpet and rug manufacturing company, and Park Media Software, a network management company.

Mr. Brock’s qualifications to serve on the boards of directors of Pinnacle and Pinnacle Bank include his extensive experience in capital investment and business development, as well as his knowledge of the Chattanooga market. His connection to both Chattanooga and the greater Tennessee area, including his active involvement in Launch Tennessee, will provide valuable insight into the Chattanooga market.

Pinnacle’s Dividend Policy

No assurances can be given that any dividends will be paid by Pinnacle or that dividends, if paid, will not be reduced in future periods. The principal source of Pinnacle’s cash flow, including cash flow to pay interest owing under the Pinnacle Loan Agreement and to holders of its subordinated debentures, and any dividends payable to common shareholders, are dividends that Pinnacle Bank pays to Pinnacle as its sole stockholder. The ability of

Pinnacle Bank to pay dividends, as well as Pinnacle’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Pinnacle Bank and by certain legal and regulatory restrictions. Further, any lenders making loans to Pinnacle or Pinnacle Bank may impose financial covenants that may be more restrictive than regulatory requirements with respect to Pinnacle’s payment of dividends to common shareholders.

Pinnacle’s board of directors may change its dividend policy at any time. For further information on Pinnacle’s dividend history and restrictions on Pinnacle’s and Pinnacle Bank’s ability to pay dividends, see “COMPARATIVE MARKET PRICES AND DIVIDENDS” beginning on page 23, “SUPERVISION AND REGULATION—Payment of Dividends” appearing in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014 and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, which are incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97.

Regulatory Approval

Pinnacle is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and supervised and regulated by the Federal Reserve Board (which we refer to as the FRB). CapitalMark is a member of the FRB and is primarily supervised and regulated by the FRB and TDFI. Pinnacle Bank is primarily supervised and regulated by the FDIC and TDFI. Set forth below is a brief summary of certain regulatory approvals needed for the CapitalMark merger. Additional information relating to the supervision and regulation of Pinnacle is included in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97.

FDIC Approval. The Bank Merger Act requires the prior written approval of the FDIC before any insured depository institution may merge or consolidate with another insured depository institution if the resulting institution is to be a state non-member bank. As a state non-member bank, Pinnacle Bank filed its application for approval of the CapitalMark merger with the FDIC on May 7, 2015.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combatting money-laundering activities, including in overseas branches. Any transaction approved by the FDIC may not be completed until thirty (30) days after such approval unless such period is shortened to fifteen (15) days.

State Regulatory Approval. To complete the CapitalMark merger, Pinnacle Bank is required to submit an application to, and receive approval from, the TDFI. The TDFI will review the application to determine whether the CapitalMark merger complies with Tennessee law, including deposit concentration limitations. In addition, Pinnacle Bank is required to provide the TDFI satisfactory evidence that the merger of CapitalMark with and into Pinnacle Bank complies with applicable requirements under Tennessee law.

We cannot guarantee you that the regulatory approvals described above will be given without undue delay or the imposition by a regulatory authority of a condition that would materially and adversely impact the financial or economic benefits of the CapitalMark merger on Pinnacle or Pinnacle Bank or any of their banking and non-banking subsidiaries, including, but not limited to, Pinnacle Bank, or CapitalMark.

OPINION OF CAPITALMARK’S FINANCIAL ADVISOR

CapitalMark retained Raymond James as financial advisor on March 20, 2015. Pursuant to that engagement, the CapitalMark board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of CapitalMark’s outstanding common stock of the merger consideration to be received by such holders pursuant to the merger agreement.

At an April 7, 2015 meeting of the CapitalMark board of directors, representatives of Raymond James rendered its opinion, as to the fairness, as of such date, from a financial point of view, to the holders of CapitalMark’s outstanding common stock of the merger consideration to be received by such holders in the CapitalMark merger pursuant to the merger agreement based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix C to this proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. Holders of CapitalMark common stock are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the CapitalMark board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the CapitalMark merger and its opinion only addresses whether the merger consideration to be received by the holders of the CapitalMark common stock in the CapitalMark merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the CapitalMark merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the CapitalMark board of directors or to any holder of target common stock as to how the board, such shareholder or any other person should vote or otherwise act with respect to the CapitalMark merger or any other matter. Raymond James does not express any opinion as to the likely trading range of Pinnacle’s common stock following the CapitalMark merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Pinnacle at that time.

In connection with its review of the proposed CapitalMark merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated as of March 25, 2015;

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of CapitalMark made available to it by CapitalMark, including, but not limited to, financial projections prepared by CapitalMark’s management for the periods ending December 31, 2020 as approved for Raymond James’ use by CapitalMark (which we refer to as the projections);

•	reviewed CapitalMark’s recent public filings and certain other publicly available information regarding CapitalMark;

•	reviewed financial, operating and other information regarding CapitalMark and the industry in which it operates;

•	reviewed the financial and operating performance of CapitalMark and those of selected public companies that Raymond James deemed to be relevant;

•	reviewed the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and

•	discussed with members of the senior management of CapitalMark and Pinnacle certain information relating to the aforementioned and any other matters which Raymond James has deemed relevant to Raymond James’ inquiry.

With CapitalMark’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of CapitalMark or Pinnacle, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of CapitalMark. With respect to the projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with CapitalMark’s consent, assumed that the projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of CapitalMark, and Raymond James relied upon CapitalMark to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the projections or the assumptions on which they were based. Based upon the terms specified in the merger agreement, Raymond James assumed that the CapitalMark merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the version of the merger agreement reviewed by Raymond James in all respects material to its analysis, and that the CapitalMark merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the CapitalMark merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the CapitalMark merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the CapitalMark merger or CapitalMark that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the CapitalMark merger, the structure or tax consequences of the CapitalMark merger, or the availability or advisability of any alternatives to the CapitalMark merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of CapitalMark’s outstanding common stock. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of CapitalMark’s board of directors to approve or consummate the CapitalMark merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of CapitalMark, on the fact that CapitalMark was assisted by legal, accounting and tax advisors, and, with the consent of CapitalMark relied upon and assumed the accuracy and completeness of the assessments by CapitalMark and its advisors, as to all legal, accounting and tax matters with respect to CapitalMark and the CapitalMark merger.

In formulating its opinion, Raymond James considered only the merger consideration to be received by the holders of CapitalMark’s outstanding common stock, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of CapitalMark, or such class of persons, in connection with the CapitalMark merger whether relative to the merger consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the

CapitalMark merger to the holders of any class of securities, creditors or other constituencies of CapitalMark, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the CapitalMark merger to any one class or group of CapitalMark’s or any other party’s security holders or other constituents vis-à-vis any other class or group of CapitalMark’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the CapitalMark merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the CapitalMark merger on the solvency or viability of CapitalMark or Pinnacle or the ability of CapitalMark or Pinnacle to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the CapitalMark board of directors at its meeting on April 7, 2015, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to CapitalMark, Pinnacle or the contemplated CapitalMark merger.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of publicly-traded depository institutions headquartered in Tennessee and surrounding states with total assets between $500 million and $1.5 billion, nonperforming assets-to-total assets ratio of less than 2.0% for the last twelve months (which we refer to as LTM), return on average assets of greater than 0.5% and less than 1.5%, and tangible common equity-to-tangible assets ratio of greater than 5.0% and less than 10.0%. Raymond James’ analysis excluded targets of announced mergers or acquisitions and depository institutions where current market and financial data was unavailable. The following 20 publicly-traded depository institutions were deemed relevant, including:

•	First Citizens Bancshares Inc.

•	Franklin Financial Network Inc.

•	WashingtonFirst Bankshares Inc.

•	C&F Financial Corp.

•	Southern Missouri Bancorp Inc.

•	Middleburg Financial Corp.

•	First Farmers Merchants Corp.

•	Paragon Commercial Corp.

•	National Commerce Corp.

•	Access National Corp.

•	Peoples Bancorp of North Carolina, Inc.

•	Avenue Financial Holdings Inc.

•	Citizens Holding Co.

•	First South Bancorp Inc.

•	Auburn National Bancorp.

•	North State Bancorp

•	Thomasville Bancshares Inc.

•	Guaranty Federal Bancshares, Inc.

•	Fauquier Bankshares Inc.

•	First Capital Bancorp Inc.

Raymond James calculated various valuation multiples for each company, including (i) market value compared to tangible book value, for the most recent period ended December 31, 2014; and (ii) market value compared to earnings per share, for the most recent LTM period ended December 31, 2014. Raymond James reviewed the mean, median, lower (25th percentile) quartile and upper (75th percentile) quartile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Price / Tangible Book Value	Implied Equity Value Per Share	Price / LTM EPS	Implied Equity Value Per Share
25th Percentile	111%	$11.60	11.7x	$10.77
Mean	138%	$14.46	14.3x	$13.14
Median	116%	$12.18	13.2x	$12.16
75th Percentile	155%	$16.23	16.7x	$15.37
Merger Consideration	212%	$22.21	24.2x	$22.21

Selected Transaction Analysis—National. Raymond James analyzed publicly available information relating to 28 selected acquisitions of depository institutions announced between March 31, 2014 and April 2, 2015 in which the transaction values were between $75 million and $500 million, target institutions that had nonperforming assets-to-total assets ratio of less than 3.0% at announcement, and target institutions that had LTM return on average assets of greater than 0.5% and less than 1.5% at announcement. Raymond James prepared a summary of the transaction value to tangible book value, transaction value to LTM earnings per share, and premium to core deposit multiples. The following 28 transactions that were used in the analysis included (buyer / seller):

•	Western Alliance Bancorporation/ Bridge Capital Holdings

•	Cathay General Bancorp/ Asia Bancshares, Inc.

•	Chemical Financial Corporation/ Lake Michigan Financial Corporation

•	Bridge Bancorp, Inc./ Community National Bank

•	UMB Financial Corporation/ Marquette Financial Companies

•	Northwest Bancshares, Inc./ LNB Bancorp, Inc.

•	Renasant Corporation/ Heritage Financial Group, Inc.

•	IBERIABANK Corporation/ Georgia Commerce Bancshares, Inc.

•	MidWestOne Financial Group, Inc./ Central Bancshares, Inc.

•	BNC Bancorp/ Valley Financial Corporation

•	Berkshire Hills Bancorp, Inc./ Hampden Bancorp, Inc.

•	S&T Bancorp, Inc./ Integrity Bancshares, Inc.

•	WesBanco, Inc./ ESB Financial Corporation

•	IBERIABANK Corporation/ Old Florida Bancshares, Inc.

•	First Horizon National Corporation/ TrustAtlantic Financial Corporation

•	HomeStreet, Inc./ Simplicity Bancorp, Inc.

•	Ford Financial Fund II, L.P./ Mechanics Bank

•	BB&T Corporation/ Bank of Kentucky Financial Corporation

•	Peoples Bancorp Inc./ NB&T Financial Group, Inc.

•	Old National Bancorp/ Founders Financial Corporation

•	Columbia Banking System, Inc./ Intermountain Community Bancorp

•	State Bank Financial Corporation/ Georgia-Carolina Bancshares, Inc.

•	Eagle Bancorp, Inc./ Virginia Heritage Bank

•	National Penn Bancshares, Inc./ TF Financial Corporation

•	CU Bancorp/ 1st Enterprise Bank

•	Simmons First National Corporation/ Liberty Bancshares, Inc.

•	Simmons First National Corporation/ Community First Bancshares, Inc.

•	Seacoast Banking Corporation of Florida/ BANKshares, Inc.

Raymond James examined valuation multiples of the transaction value compared to the target companies’ tangible book value, and earnings per share, in each case for twelve months ended prior to announcement of the transaction. Raymond James also examined the premium of the aggregate transaction value over tangible common equity as a percentage of core deposits. Raymond James reviewed the mean, median, lower quartile and upper quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for CapitalMark implied by the merger consideration. Furthermore, Raymond James applied the mean, median, lower quartile and upper quartile relative valuation multiples to CapitalMark’s actual results to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $22.21 per share (based on application of the exchange ratio to the average closing price of Pinnacle’s common stock for the 10 trading days ended April 2, 2015). The results of the selected transactions analysis are summarized below:

	Deal Value / Tangible Book Value	Implied Equity Value Per Share
25th Percentile	156%	$16.35
Mean	178%	$18.65
Median	174%	$18.23
75th Percentile	208%	$21.79
Merger Consideration	212%	$22.21

	Deal Value / LTM EPS	Implied Equity Value Per Share
25th Percentile	17.2x	$15.85
Mean	21.7x	$19.97
Median	20.3x	$18.63
75th Percentile	24.6x	$22.64
Merger Consideration	24.2x	$22.21

	Transaction Premium / Core Deposits	Implied Equity Value Per Share
25th Percentile	7.6%	$16.68
Mean	11.1%	$19.50
Median	10.9%	$19.38
75th Percentile	15.0%	$22.68
Merger Consideration	14.4%	$22.21

Selected Transaction Analysis—Regional. Raymond James analyzed publicly available information relating to nine selected acquisitions of depository institutions headquartered in Tennessee or its surrounding states announced between March 31, 2014 and April 2, 2015 in which the transaction values were between $75 million and $500 million, target institutions that had nonperforming assets-to-total assets ratio of less than 3.0% at announcement, and target institutions that had LTM return on average assets of greater than 0.5% and less than 1.5% at announcement. Raymond James prepared a summary of the transaction value to tangible book value, transaction value to LTM earnings per share, and premium to core deposit multiples. The nine selected transactions that were used in the analysis included (buyer / seller):

•	Renasant Corporation/ Heritage Financial Group, Inc.

•	IBERIABANK Corporation/ Georgia Commerce Bancshares, Inc.

•	BNC Bancorp/ Valley Financial Corporation

•	First Horizon National Corporation/ TrustAtlantic Financial Corporation

•	BB&T Corporation/ Bank of Kentucky Financial Corporation

•	State Bank Financial Corporation/ Georgia-Carolina Bancshares, Inc.

•	Eagle Bancorp, Inc./ Virginia Heritage Bank

•	Simmons First National Corporation/ Liberty Bancshares, Inc.

•	Simmons First National Corporation/ Community First Bancshares, Inc.

Raymond James examined valuation multiples of the transaction values compared to the target companies’ tangible book value, and earnings per share, in each case for twelve months ended prior to announcement of the transaction. Raymond James also examined the premium of the aggregate transaction value over tangible common equity as a percentage of core deposits. Raymond James reviewed the mean, median, lower quartile and upper quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for CapitalMark implied by the merger consideration. Furthermore, Raymond James applied the mean, median, lower quartile and upper quartile relative valuation multiples to CapitalMark’s actual results to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $22.21 per share (based on application of the exchange ratio to the average closing price of Pinnacle’s common stock for the 10 trading days ended April 2, 2015). The results of the selected transactions analysis are summarized below:

	Deal Value / Tangible Book Value	Implied Equity Value Per Share
25th Percentile	172%	$18.06
Mean	185%	$19.45
Median	180%	$18.88
75th Percentile	209%	$21.89
Merger Consideration	212%	$22.21

	Deal Value / LTM EPS	Implied Equity Value Per Share
25th Percentile	15.9x	$14.60
Mean	19.4x	$17.81
Median	17.4x	$15.94
75th Percentile	20.2x	$18.54
Merger Consideration	24.2x	$22.21

	Transaction Premium / Core Deposits	Implied Equity Value Per Share
25th Percentile	10.1%	$18.71
Mean	12.2%	$20.42
Median	11.8%	$20.07
75th Percentile	13.6%	$21.56
Merger Consideration	14.4%	$22.21

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of CapitalMark’s projected free cash flows for the years ending December 31, 2015 through 2020. Raymond James estimated free cash flows based on projected excess tangible common equity available to dividend to shareholders, defined as the tangible common equity in excess of a minimum 8.0% tangible common equity to tangible assets ratio.

The discounted cash flow analysis was based on the projections. Raymond James applied multiples to calendar year 2020 adjusted earnings in order to derive a range of terminal values for CapitalMark in 2020. In applying a range of terminal multiples, Raymond James considered two separate scenarios: one in which CapitalMark were to remain independent, and another scenario in which CapitalMark were to sell itself. In the scenario under which CapitalMark were to remain independent, multiples ranging from 11.0x to 14.0x were applied to 2020 adjusted earnings. In the scenario under which CapitalMark were to sell itself, multiples ranging from 17.0x to 21.0x were applied to 2020 adjusted earnings.

The projected free cash flows and terminal values were discounted using rates ranging from 12.2% to 17.2%, which reflected the cost of equity capital using the 20-year treasury rate as of April 2, 2015 and the 2014 Duff & Phelps Valuation Handbook which considers the risk-free rate, equity risk premium, industry beta, and size premium. The resulting range of present equity values was divided by the number of diluted shares outstanding in order to arrive at a range of present values per CapitalMark share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for CapitalMark implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

	Implied Value Per Share Trading Terminal Multiple	Implied Value Per Share Sale Terminal Multiple
Minimum	$13.09	$19.74
Maximum	$20.95	$30.91
Merger Consideration	$22.21	$22.21

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of CapitalMark.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of CapitalMark. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the CapitalMark board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of CapitalMark common stock of the merger consideration to be received by such holders in connection with the proposed CapitalMark merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the CapitalMark board of directors in making its determination to approve the CapitalMark merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the CapitalMark board of directors’ or CapitalMark management’s views with respect to CapitalMark, Pinnacle, or the CapitalMark merger. Raymond James provided advice to CapitalMark with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the board of directors or that any specific merger consideration constituted the only appropriate consideration for the CapitalMark merger. CapitalMark placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on April 7, 2015, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of CapitalMark since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from CapitalMark other than any amounts that were paid to Raymond James under the engagement letter described in this proxy statement/prospectus pursuant to which Raymond James was retained as a financial advisor to CapitalMark to assist in reviewing strategic alternatives.

CapitalMark has paid Raymond James $200,000 for the delivery of its written opinion to the board of directors of CapitalMark as to the fairness, from a financial point of view, of the merger consideration to the holders of CapitalMark’s common stock. CapitalMark has also agreed to pay Raymond James an additional customary fee equal to 1.15% of the merger consideration paid to CapitalMark’s shareholders, including the consideration to be paid to the holder of CapitalMark’s Series A Preferred Stock, in connection with the CapitalMark merger, less the $200,000 previously paid in connection with the delivery of the fairness opinion. In addition, CapitalMark has agreed to reimburse Raymond James for its expenses incurred in connection with its services, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of CapitalMark and Pinnacle for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to CapitalMark and/or Pinnacle or other participants in the CapitalMark merger in the future, for which Raymond James may receive compensation.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. All shareholders of CapitalMark are urged to read the merger agreement carefully and in its entirety as it is the legal document that governs the CapitalMark merger.

General

Under the merger agreement, CapitalMark will merge with and into Pinnacle Bank with Pinnacle Bank continuing as the surviving company.

Merger Consideration

The merger agreement provides that, at the effective time of the CapitalMark merger, each holder of CapitalMark common stock issued and outstanding immediately prior to the effective time of the CapitalMark merger, but excluding shares of CapitalMark common stock owned by Pinnacle or CapitalMark (other than those shares held in a fiduciary or representative capacity) and shares held by shareholders that properly exercise their dissenters’ rights, will have the right to elect, subject to proration, to receive either 0.50 shares of Pinnacle’s common stock, an amount in cash equal to the value of 0.50 shares of Pinnacle’s common stock (based on the 10-day average closing price prior to the closing date of the CapitalMark merger) or a combination of cash and stock; provided, however, that elections will be prorated such that 90% of CapitalMark’s shares of common stock outstanding as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle’s common stock and 10% of those outstanding shares will be converted into cash. Based upon the 7,347,200 shares of CapitalMark common stock outstanding as of June 1, 2015 and the closing sales price of Pinnacle’s common stock on June 1, 2015, Pinnacle will issue approximately 3.3 million shares of Pinnacle common stock and pay approximately $36.5 million in cash at the closing. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price for Pinnacle’s common stock for the 10 trading days immediately preceding the closing date.

Treatment of Options

Each outstanding option to acquire CapitalMark common stock granted under CapitalMark’s stock option plan will accelerate and be converted automatically at the effective time of the CapitalMark merger into an option to purchase Pinnacle common stock and will continue to be governed by the terms of the CapitalMark stock option plan and related grant agreement under which it was granted, except that:

•	the number of shares of Pinnacle common stock subject to the new Pinnacle stock option will be equal to the product of the number of shares of CapitalMark common stock subject to the CapitalMark stock option and 0.50, rounded to the nearest whole share; and

•	the exercise price per share of Pinnacle common stock subject to the new Pinnacle stock option will be equal to the exercise price per share of CapitalMark common stock under the CapitalMark stock option divided by 0.50, rounded to the nearest cent.

In any event, stock options that are intended to be incentive stock options under the Code will be adjusted in the manner prescribed by the Code.

Following consummation of the CapitalMark merger, and if no CapitalMark stock options are exercised prior to the effective time of the CapitalMark merger, the outstanding CapitalMark options will be converted into 862,504 Pinnacle options at exercise prices ranging from $13.34 to $25.00.

SBLF Redemption

In connection with the CapitalMark merger, CapitalMark and Pinnacle will each use their reasonable best efforts to cause or facilitate the redemption of the approximately $18.2 million of preferred stock CapitalMark has issued to the U.S. Treasury pursuant to the Small Business Lending Fund program. Pinnacle or Pinnacle Bank will make all payments necessary to fund such redemption.

Election of Form of Merger Consideration

No later than 20 days prior to the effective time of the CapitalMark merger (unless Pinnacle and CapitalMark agree upon another date), Pinnacle or Pinnacle Bank will mail a form of election to each holder of CapitalMark common stock who holds one or more stock certificates. The form of election will include a place where each such shareholder may designate its desired form of merger consideration and will include a letter of transmittal, which is to be used to surrender certificates for CapitalMark common stock in exchange for the merger consideration. The letter of transmittal will contain instructions explaining the procedure for surrendering CapitalMark stock certificates. You should not return certificates with the enclosed proxy card. Pinnacle and Pinnacle Bank will use their reasonable efforts to make the form of election available to all persons who become holders of CapitalMark’s common stock following the initial mailing and no later than the close of business on the fifth business day prior to the effective time of the CapitalMark merger.

In order to be effective, a form of election must be received by the exchange agent (see “—Exchange of Certificates in the CapitalMark Merger” immediately below) no later than by 5:00 p.m., New York City time, on the 20th day following the initial mailing date of the form of election (or such other time and date as Pinnacle and CapitalMark agree upon). All elections will be irrevocable. A holder of CapitalMark common stock who does not submit a form of election which is received by the exchange agent prior to such deadline will be deemed to have made an election to receive a combination of cash and stock, on a 10% cash and 90% stock basis. If Pinnacle or the exchange agent determines that any purported cash election or stock election was not properly made, such purported election will be deemed to be of no force and effect and the shareholder making such purported election will be deemed to have made an election to receive a combination of cash and stock, on a 10% cash and a 90% stock basis. Following the submission deadline, Pinnacle will calculate the results of the forms of election and determine if any pro-ration of the submitted elections is necessary. As discussed above, elections will be prorated such that 90% of CapitalMark’s shares of common stock outstanding as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle’s common stock and 10% of those shares will be converted into cash.

Exchange of Certificates in the CapitalMark Merger

Before the effective time of the CapitalMark merger, Pinnacle will appoint an exchange agent to handle the exchange of CapitalMark stock certificates for cash and shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by a holder) and the payment of cash for fractional shares. Promptly after the effective time of the CapitalMark merger, the exchange agent will send a letter of transmittal to those shareholders of CapitalMark that previously did not submit a letter of transmittal (or an incorrect or invalid letter of transmittal). The letter of transmittal will contain instructions explaining the procedure for surrendering CapitalMark stock certificates. You should not return certificates with the enclosed proxy card.

A CapitalMark common shareholder who submits a valid form of election by the submission deadline under which it elects to receive all cash consideration and who surrenders its stock certificate(s), together with a properly completed letter of transmittal, will only receive, subject to the pro-ration of elections described above, a cash payment into which the shares of CapitalMark common stock held by such shareholder were converted in the CapitalMark merger. A CapitalMark common shareholder who submits a valid form of election by the submission deadline under which it elects to receive all stock consideration and who surrenders its stock certificate(s), together with a properly completed letter of transmittal, will receive, subject to the pro-ration of elections described above, shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by such holder) into which the shares of CapitalMark common stock held by such shareholder were converted in the CapitalMark merger.

A CapitalMark common shareholder who fails to submit a valid form of election by the submission deadline, submits a valid form of election by the submission deadline under which it elects to receive a combination of cash and stock, or has submitted an election under which it elected to receive all cash or stock and the elections have been pro-rated, and who surrenders its stock certificate(s), together with a properly completed letter of transmittal, will receive a combination of a cash payment and shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by such holder) into which the shares of CapitalMark common stock held by such shareholder were converted in the CapitalMark merger.

Fractional Shares

No fractional shares of Pinnacle common stock will be issued in the CapitalMark merger. Instead, the exchange agent will pay each of those shareholders who would have otherwise been entitled to a fractional share of Pinnacle common stock an amount in cash determined by multiplying the fractional share interest by the average closing price of Pinnacle’s common stock for the 10 trading days preceding the closing date of the CapitalMark merger.

Dividends and Distributions

Until CapitalMark common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Pinnacle common stock into which shares of CapitalMark common stock may have been converted will accrue but will not be paid. Pinnacle will pay to former CapitalMark shareholders any unpaid dividends or other distributions without interest only after they have duly surrendered their CapitalMark stock certificates. After the effective time of the CapitalMark merger, there will be no transfers on the stock transfer books of CapitalMark of any shares of CapitalMark common stock. If certificates representing shares of CapitalMark common stock are presented for transfer after the completion of the CapitalMark merger, they will be cancelled and exchanged for the merger consideration into which the shares of CapitalMark common stock represented by the certificates have been converted.

During the fourth quarter of 2013, Pinnacle initiated a quarterly common stock dividend in the amount of $0.08 per share. During the year ended December 31, 2014, Pinnacle paid $14.2 million in dividends to common shareholders. On January 20, 2015, Pinnacle declared a $0.12 per share dividend that was payable on February 27, 2015 to shareholders of record as of the close of business on February 6, 2015, an increase of $0.04 or 50% over the amount of the quarterly dividends paid in the fourth quarter of 2014. On April 7, 2015, Pinnacle declared a $0.12 per share dividend to be paid on May 29, 2015 to common shareholders of record as of the close of business on May 1, 2015. The amount and timing of any future dividend payments to common shareholders will be subject to the discretion of Pinnacle’s board of directors.

Withholding

The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any CapitalMark shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the CapitalMark merger as having been paid to the shareholders from whom they were withheld.

Effective Time

The CapitalMark merger will be completed when we file articles of merger with the Tennessee Department of Financial Institutions for filing with the Secretary of State of the State of Tennessee. However, we may agree to a later time for completion of the CapitalMark merger and specify that time in the articles of merger. While we anticipate that the CapitalMark merger will be completed during the third or fourth quarter of 2015, completion of the CapitalMark merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the CapitalMark merger. There can be no assurances as to whether, or when, Pinnacle, Pinnacle Bank and CapitalMark will obtain the required approvals or complete the CapitalMark merger. If the CapitalMark merger is not completed on or before December 31, 2015, either Pinnacle or CapitalMark may terminate the merger agreement, unless the failure to complete the CapitalMark merger by that date is due to the failure of the party seeking to terminate the merger agreement to comply with any provisions of the merger agreement. See “—Conditions to the Completion of the CapitalMark Merger” immediately below.

Voting Agreements

Each of CapitalMark’s executive officers and directors have executed agreements in which they agreed, among other things, to vote their shares of CapitalMark common stock in favor of the CapitalMark merger.

Conditions to the Completion of the CapitalMark Merger

Completion of the CapitalMark merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

The respective obligations of Pinnacle and Pinnacle Bank on the one hand and CapitalMark on the other hand to complete the CapitalMark merger are subject to the following conditions:

•	approval of the merger agreement by CapitalMark’s common shareholders;

•	approval by The Nasdaq Stock Market of listing of the shares of Pinnacle common stock to be issued in the CapitalMark merger, subject to official notice of issuance;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	effectiveness of the registration statement, of which this proxy statement/prospectus constitutes a part, for the shares of Pinnacle common stock to be issued in the CapitalMark merger;

•	absence of any order, injunction or decree of a court or agency of competent jurisdiction which prohibits completion of the CapitalMark merger;

•	the receipt by each party of an opinion of counsel, dated the closing date of the CapitalMark merger, substantially to the effect that the CapitalMark merger will be treated as a reorganization under Section 368(a) of the Code;

•	absence of any statute, rule, regulation, order, injunction or decree which prohibits, materially restricts or makes illegal completion of the CapitalMark merger; and

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the date of the merger agreement and the closing date (except for representations and warranties that speak as of an earlier date than the date of the merger agreement), except, in the case of most of the representations and warranties, where the failure to be accurate has not had and would not reasonably be expected to have a material adverse effect on the party making the representations and warranties (see “—Representations and Warranties” immediately below), and the performance by the other party of its obligations contained in the merger agreement in all material respects.

Moreover, Pinnacle’s and Pinnacle Bank’s obligations to complete the CapitalMark merger are also subject to the following conditions:

•	holders of no more than 10% of the outstanding shares of CapitalMark common stock shall have exercised dissenters’ rights in accordance with the TBCA and not effectively withdrawn or otherwise lost their respective rights to appraisal with respect to their respective shares of CapitalMark common stock;

•	the employment agreement between Pinnacle, Pinnacle Bank and R. Craig Holley and the change in control agreements between Pinnacle, Pinnacle Bank and each of R. Ryan Murphy III and Kenneth C. Dyer III shall have been executed and delivered; and

•	absence of any agreements between CapitalMark and any regulatory agency that would have a material adverse effect on Pinnacle after the effective time of the CapitalMark merger.

Representations and Warranties

CapitalMark has made representations and warranties to Pinnacle and Pinnacle Bank in the merger agreement as to:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the CapitalMark merger;

•	governmental and third party consents required for the CapitalMark merger;

•	banking and other regulatory filings;

•	financial statements;

•	fees payable to CapitalMark’s financial advisors in connection with the CapitalMark merger;

•	absence of material adverse changes in CapitalMark’s business since December 31, 2014;

•	legal proceedings and regulatory actions;

•	tax matters;

•	employee and employee benefit matters;

•	compliance with laws;

•	certain of CapitalMark’s contracts;

•	agreements with regulatory agencies;

•	leases for CapitalMark’s facilities;

•	interest rate risk management instruments;

•	undisclosed liabilities;

•	insurance coverage;

•	intellectual property ownership and non-infringement;

•	CapitalMark’s investment securities;

•	regulatory capitalization;

•	data privacy and security;

•	loans and nonperforming and classified assets;

•	adequacy of allowance for loan and lease losses;

•	administration of fiduciary accounts and the operation of CapitalMark’s trust business;

•	investment management and related activities;

•	securities repurchase agreements;

•	existence of deposit insurance;

•	Community Reinvestment Act, anti-money laundering and customer information security compliance;

•	transactions with affiliates;

•	environmental matters;

•	compliance with state takeover laws;

•	tax treatment of the CapitalMark merger;

•	accuracy of information to be included in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part;

•	implementation and maintenance of internal controls and procedures and disclosure controls and procedures; and

•	receipt of a fairness opinion from Raymond James.

Pinnacle and Pinnacle Bank have made representations and warranties to CapitalMark in the merger agreement as to:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the CapitalMark merger;

•	governmental and third party consents required for the CapitalMark merger;

•	SEC reports and banking and other regulatory filings;

•	financial statements;

•	fee payable to their financial advisor in connection with the CapitalMark merger;

•	absence of material adverse changes since December 31, 2014;

•	legal proceedings and regulatory actions;

•	tax matters;

•	employee matters;

•	SEC reports;

•	compliance with laws;

•	agreements with regulatory agencies;

•	existence of deposit insurance;

•	Community Reinvestment Act rating;

•	tax treatment of the CapitalMark merger; and

•	accuracy of information to be included in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part.

The representations and warranties of each of Pinnacle and Pinnacle Bank on the one hand and CapitalMark on the other hand have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules delivered in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the CapitalMark merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement and/or such other date (including the closing date) as is specified in the merger agreement.

Many of the representations and warranties of the parties in the merger agreement will be deemed to be true and correct unless the totality of facts, circumstances or events inconsistent with the representations or warranties has had or would be reasonably likely to have a material adverse effect on (1) the business, operations, results of operations or financial condition of the party making the representations and warranties and, in the case of Pinnacle, together with its subsidiaries taken as a whole, or (2) on the ability of the party making the representations and warranties to timely complete the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (A) changes after the date of the merger agreement in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes after the date of the merger agreement in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date of the merger agreement, affecting the financial services industry generally and not specifically relating to Pinnacle or Pinnacle Bank, or Pinnacle’s subsidiaries, on the one hand or CapitalMark on the other hand, as the case may be, (D) changes, after the date of the merger agreement, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity, (F) actions or omissions of Pinnacle, Pinnacle Bank or CapitalMark, as applicable, taken with the prior written consent of the other or required under the merger agreement, (G) the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby or the announcement thereof or (H) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located. In no event will a change in the trading prices or trading volumes of a party’s capital stock, by itself, be considered material or to constitute a material adverse effect.

Conduct of Business Pending the CapitalMark Merger

CapitalMark has agreed, during the period from the date of the merger agreement to the completion of the CapitalMark merger, to use its commercially reasonable efforts to preserve its business organization, employees and business relationships, and retain the services of its key officers and key employees. In addition, each of Pinnacle and Pinnacle Bank and CapitalMark has agreed that it will not, and will not permit any of its subsidiaries to, subject to limited exceptions set out in the merger agreement, without the prior written consent of the other party:

•	conduct its business other than in the ordinary course in all material respects and in compliance in all material respects with applicable laws;

•	fail to perform its covenants and agreements under the merger agreement;

•	knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the CapitalMark merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that is intended or reasonably likely to result in any of the party’s representations and warranties being or becoming untrue in any material respect, in any conditions to the CapitalMark merger not being satisfied or in violation of any provision of the merger agreement;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by the three immediately preceding bullet points.

CapitalMark has also agreed that, among other things, it will not, without the prior written consent of Pinnacle or as permitted by the merger agreement or required by law or at the written direction of a governmental or regulatory authority:

•	other than in the ordinary course of business consistent with past practice: (1) incur, modify, extend or renegotiate any indebtedness for borrowed money, or (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	(1) adjust, split, combine or reclassify any shares of CapitalMark’s capital stock; (2) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of CapitalMark’s capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except (A) dividends due and payable by CapitalMark to holders of its Series A Preferred Stock in accordance with the terms of CapitalMark’s Series A Preferred Stock and (B) if permitted under CapitalMark’s stock option plan, the acceptance of shares of CapitalMark’s common stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options; (3) grant any stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of CapitalMark’s capital stock; or (4) issue any additional shares of capital stock except pursuant to the exercise of stock options outstanding as of the date of the merger agreement;

•	increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of CapitalMark;

•	pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law;

•	pay any bonus;

•	become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee;

•	except as required under any existing plan, grant, or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any CapitalMark stock options;

•	enter into any new line of business that is material to CapitalMark or change, amend or modify its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental entity or regulatory agency;

•	make material capital expenditures other than in the ordinary course of business consistent with past practice or as disclosed to Pinnacle pursuant to the merger agreement;

•	acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

•	amend its charter or bylaws, or otherwise take any action to exempt any person or entity (other than Pinnacle or Pinnacle’s subsidiaries) or any action taken by any such person or entity from any takeover statute or similarly restrictive provisions of its organizational documents, or terminate, amend or waive any provisions of any confidentiality, non-solicitation, no-hire or standstill agreements in place with any third parties;

•	(i) terminate, materially amend, or waive any material provision of any material contract or lease of CapitalMark, or make any change in any instrument or agreement governing the terms of any of its securities, or (ii) enter into any contract that would constitute a material contract or lease of CapitalMark if it were in effect on the date of the merger agreement;

•	other than in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to CapitalMark to any individual, corporation or other entity (or cancel, release or assign any indebtedness that is material to CapitalMark to any person, or any claims held by any person that are material to CapitalMark), in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of the merger agreement;

•	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as required by applicable law or regulation, generally accepted accounting principles or regulatory guidelines;

•	settle any material action, suit, proceeding, order or investigation, except for foreclosure actions in the ordinary course of business consistent with past practice;

•	except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

•	merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

•	acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, or classify any security now held in or subsequently purchased for CapitalMark’s investment portfolio as other than “available for sale,” as that term is used in ASC 320;

•	make any changes to deposit pricing other than in the ordinary course of business consistent with past practice;

•

except for certain loans or extensions of credit approved and/or committed as of the date of the merger agreement, make, renegotiate, increase, or modify any (i) unsecured new loan over $1,000,000 or aggregate issuances of new unsecured loans of greater than $15,000,000, (ii) loan in excess of Federal Financial Institutions Examination Council regulatory guidelines relating to loan to value ratios, (iii) secured loan over $10,000,000, (iv) loan with a duration of more than 120 months or (v) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans

(without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of CapitalMark (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $10,000,000;

•	other than in connection with the making of loans otherwise permitted by the covenant described immediately above, make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop, any real estate owned by CapitalMark;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any governmental entity or regulatory agency;

•	other than in the ordinary course of business consistent with past practice, make, change or revoke any material tax election, change an annual tax accounting period, adopt or materially change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility; or

•	hire any person as an employee of CapitalMark, except for at-will employees to fill vacancies that may arise from time to time in the ordinary course of business.

Legal Conditions to CapitalMark Merger

Each of Pinnacle, Pinnacle Bank and CapitalMark have agreed to, and Pinnacle has agreed to cause its subsidiaries to, use their respective reasonable best efforts to (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries with respect to the CapitalMark merger and, subject to the conditions set forth in merger agreement, to consummate the transactions contemplated by the merger agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any governmental entity or regulatory agency and any other third party that is required to be obtained by Pinnacle, Pinnacle Bank or CapitalMark in connection with the CapitalMark merger and the other transactions contemplated by the merger agreement.

Reasonable Best Effort to Obtain Required Shareholder Vote

CapitalMark will take all steps necessary to convene meeting of its common shareholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this proxy statement/prospectus is part becomes effective for the purpose of its common shareholders voting upon the approval of the merger agreement. CapitalMark will, through its board of directors, use its reasonable best efforts to obtain the approval of its common shareholders in respect of the foregoing. Absent termination of the merger agreement, nothing in the merger agreement is intended to relieve CapitalMark of its obligation to hold a meeting of its common shareholders to obtain the approval required to complete the CapitalMark merger.

No Solicitation of Alternative Transactions

The merger agreement provides, subject to limited exceptions described below, that CapitalMark will not authorize its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to (1) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, (2) participate in any discussions, negotiations or other communications regarding any acquisition proposal, (3) make or authorize any statement, recommendation or solicitation in support of any acquisition proposal or (4) provide any confidential or nonpublic information to any person relating to any acquisition proposal. Furthermore, CapitalMark was required under the merger agreement to immediately cease any discussions or negotiations with any other party regarding an acquisition proposal.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (1) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of CapitalMark, (2) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of CapitalMark or 20% or more of the assets of CapitalMark, (3) tender offer or exchange offer that if completed would result in any person beneficially owning 20% or more of the voting power of CapitalMark, or (4) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving CapitalMark, other than transactions contemplated by the merger agreement.

The merger agreement permits CapitalMark to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an acquisition proposal that CapitalMark may receive. In addition, if CapitalMark receives an unsolicited bona fide written acquisition proposal, CapitalMark may, prior to the meeting of its shareholders to approve the CapitalMark merger, engage in discussions and negotiations with or provide nonpublic information to the person making that acquisition proposal only if:

•	the board of directors of CapitalMark, after consultation with its outside legal counsel and with respect to financial matters, its financial advisors, reasonably determines in good faith that the failure to engage in those discussions or provide information would cause it to violate its fiduciary duties under applicable law;

•	the board of directors of CapitalMark concludes in good faith that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as described below);

•	any nonpublic information provided to such person is also provided to Pinnacle and Pinnacle Bank if not previously provided to Pinnacle and Pinnacle Bank;

•	CapitalMark enters into a confidentiality agreement, which shall not be on terms more favorable to the person making the acquisition proposal than in the confidentiality agreement between Pinnacle and CapitalMark, with the person making the inquiry or proposal having customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and that does not provide such other person with any exclusivity right to negotiate with CapitalMark; and

•	CapitalMark notifies Pinnacle promptly, and in any event within 48 hours of CapitalMark’s receipt of any acquisition proposal or any request for nonpublic information relating to CapitalMark by any third party considering making, or that has made, an acquisition proposal, of the identity of the third party, the material terms and conditions of any inquiries, proposals or offers, and updates on the status of the terms of any proposals, offers, discussions or negotiations on a current basis.

The merger agreement further permits CapitalMark if presented with a superior proposal pursuant to the procedures described above, if required by fiduciary duty, to change its recommendation that CapitalMark’s shareholders vote for the transaction or approve or recommend that CapitalMark’s shareholders approve such superior proposal, but only after Pinnacle has first been given an unlimited number of opportunities to present new proposed terms of the CapitalMark merger such that a superior proposal (as it may be subsequently modified) no longer constitutes a superior proposal. If Pinnacle does match the terms of the superior proposal, CapitalMark is not permitted to change its recommendation on the CapitalMark merger or approve or recommend the superior proposal.

For purposes of the merger agreement, the term “superior proposal” refers to a bona fide written acquisition proposal which the board of directors of CapitalMark concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (1) is more favorable to the shareholders of CapitalMark from a financial point of view than the transactions contemplated by the merger agreement with Pinnacle and Pinnacle Bank and (2) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed. For purposes of the definition of “superior proposal,” all references to “20% or more” in the definition of “acquisition proposal” will be deemed to be a reference to “50% or more.”

Termination of the Merger Agreement

General. The merger agreement may be terminated at any time prior to completion of the CapitalMark merger, whether before or after the approval of the merger agreement by CapitalMark shareholders, in any of the following ways:

•	by mutual consent of Pinnacle and CapitalMark;

•	by either Pinnacle or CapitalMark, if any request or application for a required regulatory approval is denied by the governmental entity which must grant such approval and such denial has become final and non-appealable, or a governmental entity has issued an order, decree, or ruling to permanently prohibit the CapitalMark merger and such prohibition has become final and non-appealable, except that no party may so terminate the merger agreement if the failure of such party to comply with any provision of the merger agreement has been the cause of or resulted in such prohibition;

•	by either Pinnacle or CapitalMark, if the CapitalMark merger is not completed on or before December 31, 2015, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to comply with the merger agreement;

•	by either Pinnacle or CapitalMark, if any approval of the common shareholders of CapitalMark required for completion of the CapitalMark merger has not been obtained upon a vote taken at a duly held meeting of common shareholders or at any adjournment or postponement thereof; provided, however, that if CapitalMark is the party seeking to terminate the merger agreement, it shall not be in material breach of its obligations under the merger agreement to call and hold the meeting of its common shareholders to approve the merger agreement or its obligations with respect to any acquisition proposal;

•	by either Pinnacle or CapitalMark, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the covenants, agreements, representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the CapitalMark merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to the performance of obligations or breaches of representations or warranties described under “—Conditions to the Completion of the CapitalMark Merger” above;

•	by Pinnacle, if (1) the board of directors of CapitalMark does not publicly recommend that its common shareholders approve the merger agreement, (2) after recommending that its common shareholders approve the merger agreement, the board of directors of CapitalMark has withdrawn, modified or amended its recommendation in any manner adverse to Pinnacle or Pinnacle Bank or has approved or recommended that its common shareholders approve a superior proposal, or (3) CapitalMark materially breaches its obligations under the merger agreement by reason of a failure to call and hold a meeting of its common shareholders to approve the merger agreement or a failure to prepare and mail to its common shareholders this document;

•	by Pinnacle, if the board of directors of CapitalMark authorizes, recommends or publicly announces its intention to authorize or recommend an acquisition proposal with any person other than Pinnacle or Pinnacle Bank;

•	by CapitalMark if Pinnacle’s average closing common stock price over a 10 consecutive trading day period prior to and ending on the fifth business day before the closing is less than $40.00 and the quotient resulting from dividing Pinnacle’s average closing common stock price for that same 10-day period by the average closing price for Pinnacle’s common stock for the 10-day period prior to and ending on April 7, 2015 ($44.35) is less than the difference between (1) the quotient resulting from dividing the Nasdaq Bank Index on the fifth business day prior to the closing of the CapitalMark merger by the Nasdaq Bank Index on April 7, 2015 ($2,671.87) minus (2) 0.20; or

•	by CapitalMark, at any time prior to the approval of the merger agreement by its common shareholders, for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that CapitalMark has complied with its obligations under the merger agreement to call and hold a meeting of its common shareholders to approve the merger agreement and its obligations under the merger agreement when presented with an acquisition proposal, including giving Pinnacle the opportunity to match any such acquisition proposal that would be a superior proposal.

Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of Pinnacle, Pinnacle Bank or CapitalMark or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful and material breach by the other party of any provision of the merger agreement; and

•	designated provisions of the merger agreement, including those addressing the payment of fees and expenses, the confidential treatment of information and, if applicable, the termination fee described below, will survive the termination.

Termination Fee. The merger agreement provides that CapitalMark may be required to pay a termination fee to Pinnacle of $8.2 million in the following circumstances:

•	If Pinnacle terminates the merger agreement because CapitalMark’s board of directors (1) did not recommend that CapitalMark’s common shareholders approve the merger agreement, (2) after making such a recommendation, withdraws, modifies or amends its recommendation in a manner adverse to Pinnacle, or (3) fails to call a meeting of CapitalMark’s common shareholders to approve the merger agreement, then CapitalMark must pay the termination fee on the business day following the termination.

•	If Pinnacle terminates the merger agreement because CapitalMark’s board of directors has authorized, recommended or publicly announced its intention to authorize or recommend any acquisition proposal with any person other than Pinnacle, then CapitalMark must pay the termination fee on the business day following the termination.

•	If the merger agreement is terminated by Pinnacle because the CapitalMark merger has not been completed by December 31, 2015, and at the time of termination Pinnacle could have terminated the merger agreement because of any of the reasons stated in the two immediately preceding bullet points, then CapitalMark must pay the termination fee on the business day following the termination.

•

If (1) the merger agreement is terminated by either party because the required vote of CapitalMark’s shareholders was not obtained at CapitalMark’s common shareholders’ meeting and (2) a public proposal was made and not withdrawn before the merger agreement was terminated, and within nine months after termination of the merger agreement, CapitalMark enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal which is the subject of the public proposal), the termination fee will become payable to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated.

•	If (1) the merger agreement is terminated by either party because the CapitalMark merger has not been completed by December 31, 2015, or by Pinnacle because of a material breach by CapitalMark of a representation, warranty, covenant or agreement that causes a condition to the CapitalMark merger to not be satisfied and (2) a public proposal with respect to CapitalMark was made and not withdrawn before the merger agreement was terminated and within nine months after the termination of the merger agreement CapitalMark enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal which is the subject of the public proposal), the termination fee will become payable to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated.

•	If Capital Mark terminates the merger agreement for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that CapitalMark has complied with its obligations to call a meeting of its common shareholders to approve the merger agreement and has complied with its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match such superior proposal.

For the purposes of the termination fee provisions of the merger agreement, all references to “20% or more” in the definition of “acquisition proposal” will be deemed to be a reference to “50% or more.”

The purpose of the termination fee is to encourage the commitment of CapitalMark to the CapitalMark merger, and to compensate Pinnacle if CapitalMark engages in certain conduct which would make the CapitalMark merger less likely to occur. The effect of the termination fee could be to discourage other companies from seeking to acquire or merge with CapitalMark prior to completion of the CapitalMark merger, and could cause CapitalMark to reject any acquisition proposal from a third party which does not take into account the termination fee.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the CapitalMark merger, each of Pinnacle, Pinnacle Bank and CapitalMark may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the CapitalMark merger.

Notwithstanding the foregoing, after the approval of the merger agreement by CapitalMark’s common shareholders, there cannot be, without their further approval, any extension or waiver of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the CapitalMark common shareholders.

Amendment. Subject to compliance with applicable law, Pinnacle, Pinnacle Bank and CapitalMark may amend the merger agreement at any time before or after approval of the merger agreement by CapitalMark’s common shareholders. However, after any approval of the merger agreement by CapitalMark’s common shareholders, there cannot be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to CapitalMark’s common shareholders.

Employee Benefit Plans and Existing Agreements

Employee Benefit Plans. The merger agreement provides that within one year following the effective time of the CapitalMark merger (but in the case of Pinnacle’s 401(k) plan beginning with the first full payroll period starting after the effective time of the CapitalMark merger, or as soon thereafter as administratively practicable), to the extent permissible under the terms of the Pinnacle employee benefit plans, the employees of CapitalMark generally shall be eligible to participate in Pinnacle’s employee benefit plans in which similarly situated employees of Pinnacle or its subsidiaries participate, to the same extent as similarly situated employees of Pinnacle or its subsidiaries. For purposes of determining an employee’s eligibility to participate in certain plans and entitlement to benefits thereunder, Pinnacle will give full credit for the service a continuing employee had with CapitalMark prior to the CapitalMark merger, except that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also will apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Pinnacle employee benefit plan will, to the extent permissible under the terms of such plan and as permitted by the applicable insurer, waive pre-existing condition limitations to the same extent waived under the applicable CapitalMark employee benefit plan. CapitalMark employees will be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Pinnacle employee benefit plans.

Under the merger agreement, Pinnacle is not permitted, for a period of nine months following the closing date of the CapitalMark merger, to reduce the salary or hourly wage of any CapitalMark employee that continues as an employee of Pinnacle or its subsidiaries below the salary or hourly wage to which such employee is entitled on the closing date of the CapitalMark merger. Pinnacle is also obligated under the merger agreement to honor all CapitalMark employment, severance, change of control and other compensation agreements and arrangements between CapitalMark and its employees (to the extent not terminated in connection with the CapitalMark merger), and all accrued and vested benefit obligations through the effective time of the CapitalMark merger which are between CapitalMark and any current or former director, officer, employee or consultant of CapitalMark.

From and after the effective time of the CapitalMark merger, Pinnacle Bank will, and will cause any applicable employee benefit plan of Pinnacle to, provide or pay when due to CapitalMark’s employees as of the closing date of the CapitalMark merger all benefits and compensation pursuant to CapitalMark’s employee benefit plans, programs and arrangements in effect on the date of the merger agreement earned or accrued through, and to which such individuals are entitled, as of the closing date of the CapitalMark merger (or such later time as such employee benefit plans as in effect at the closing date of the CapitalMark merger are terminated or canceled by Pinnacle) subject to compliance with the terms of the merger agreement.

Each employee of CapitalMark that was identified on the date of the merger agreement as having his or her employment expected to be eliminated following the closing of the CapitalMark merger will receive a specified severance payment which will be payable upon the earlier of such employee’s termination without cause by CapitalMark or Pinnacle or nine months following the closing of the CapitalMark merger. Each CapitalMark employee that was not one of such identified employees whose employment is terminated by Pinnacle without cause within nine months following the closing of the CapitalMark merger will receive a severance payment equal to one-month of severance benefits for each year of service at CapitalMark, capped at six-months of severance when terminated.

Stock Exchange Listing

Pinnacle’s common stock is quoted on the Nasdaq Global Select Market. Pinnacle has agreed to cause the shares of Pinnacle common stock to be issued in the CapitalMark merger to be quoted on the Nasdaq Global Select Market. It is a condition to completion of the CapitalMark merger that those shares be quoted on the Nasdaq Global Select Market, subject to official notice of issuance.

Expenses

The merger agreement provides that each of Pinnacle and CapitalMark will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that Pinnacle and CapitalMark will share equally the costs and expenses of printing and mailing this proxy statement/prospectus to the shareholders of CapitalMark and all filing and other fees paid to the SEC in connection with the CapitalMark merger.

DESCRIPTION OF PINNACLE CAPITAL STOCK

General

The authorized capital stock of Pinnacle consists of 90 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, no par value. As of the record date, [            ] shares of Pinnacle common stock were outstanding, and no shares of Pinnacle preferred stock were outstanding. The preferred stock may be issued in one or more series with those terms and at those times and for any consideration as the Pinnacle board of directors determines. As of the date hereof, such number of shares of Pinnacle common stock as are required to be issued pursuant to the merger agreement were reserved for issuance to CapitalMark shareholders in accordance with the merger agreement and 573,714 shares of Pinnacle common stock were reserved for issuance upon the exercise of outstanding stock options under various employee stock option plans.

The following summary of the terms of the capital stock of Pinnacle is not intended to be complete and is subject in all respects to the applicable provisions of the TBCA, and is qualified by reference to the charter and bylaws of Pinnacle. To obtain copies of these documents, see “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97.

Common Stock

The outstanding shares of Pinnacle common stock are fully paid and nonassessable. Holders of Pinnacle common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Pinnacle common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The Pinnacle common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

Subject to the preferences applicable to any shares of Pinnacle preferred stock outstanding at the time, holders of Pinnacle common stock are entitled to dividends when and as declared by the Pinnacle board of directors from legally available funds and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

Preferred Stock

No shares of preferred stock are outstanding. The board of directors of Pinnacle may, without further action by the shareholders of Pinnacle, issue one or more series of Pinnacle preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Election of Directors by Shareholders

Until the annual meeting of Pinnacle’s shareholders in 2017, Pinnacle’s charter and bylaws provide that the Pinnacle board of directors is to be divided into three classes as nearly equal in number as possible. Starting with the annual meeting of Pinnacle’s shareholders in 2017, the Pinnacle board of directors will no longer be classified into three classes. In order to phase in this declassification of Pinnacle’s board, the directors comprising each class are elected to one-year terms upon the expiration of their terms. In addition, Pinnacle’s bylaws provide that the power to increase or decrease the number of directors and to fill vacancies is vested in the Pinnacle board of directors. The overall effect of this provision may be to prevent a person or entity from seeking to acquire control of Pinnacle through an increase in the number of directors on the Pinnacle board of directors.

Corporate Transactions

Due to the lack of any provision to the contrary in Pinnacle’s charter, all extraordinary corporate transactions must be approved by majority of the directors and a majority of the shares entitled to vote.

Anti-Takeover Statutes

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders that may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because the Pinnacle charter does not contain a specific provision “opting in” to the act as is required under the act.

The Tennessee Investor Protection Act, or TIPA, provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Tennessee Commissioner of Commerce and Insurance (which we refer to as the Commissioner), and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The TIPA does not apply to Pinnacle, as it does not apply to bank holding companies subject to regulation by a federal agency.

The Tennessee Business Combination Act generally prohibits a “business combination” by a Tennessee corporation with an “interested shareholder” within five years after such shareholder becomes an interested shareholder. The corporation can, however, enter into a business combination within that period if, before the interested shareholder became such, the corporation’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds (2/3) of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of stock of the corporation. Pinnacle’s charter does not have special requirements for transactions with interested parties.

The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.

Indemnification

The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Pinnacle’s charter provides that it will indemnify its directors and officers to the maximum extent permitted by the TBCA. Pinnacle’s bylaws provide that its directors and officers shall be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, the bylaws provide that Pinnacle will advance to its directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes Pinnacle with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions of Pinnacle’s bylaws provide that Pinnacle will indemnify its directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the director or officer acted in a manner he or she in good faith believed to be in or not opposed to Pinnacle’s best interests and, in the case of a criminal action or proceeding, if the individual had no reasonable cause to believe his or her conduct was unlawful. Pinnacle’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Pinnacle’s charter and bylaws also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Pinnacle can also provide for greater indemnification than is provided for in the bylaws if Pinnacle chooses to do so, subject to approval by its shareholders and the limitations provided in Pinnacle’s charter as discussed in the subsequent paragraph.

Pinnacle’s charter eliminates, with exceptions, the potential personal liability of a director for monetary damages to Pinnacle and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•	a breach of the director’s duty of loyalty to Pinnacle or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Pinnacle’s charter does not eliminate or limit Pinnacle’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of the bylaws specifically provide that Pinnacle may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not Pinnacle would have had the power to indemnify him or her against such liability.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Pinnacle pursuant to the foregoing provisions, Pinnacle has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Both Pinnacle and CapitalMark are incorporated under the laws of the State of Tennessee. The holders of shares of CapitalMark common stock, whose rights as shareholders are currently governed by Tennessee law, the charter of CapitalMark and the bylaws of CapitalMark, will, upon the exchange of their shares of CapitalMark common stock for shares of Pinnacle common stock at the effective time pursuant to the CapitalMark merger, become holders of Pinnacle common stock and their rights as such will be governed by Tennessee law, the Pinnacle charter and the Pinnacle bylaws. The material differences between the rights of holders of shares of CapitalMark common stock and Pinnacle common stock, which result from differences in their governing corporate documents, are summarized below.

The following summary is not intended to be complete and is qualified in its entirety by reference to the TBCA, the Pinnacle charter, the Pinnacle bylaws, the CapitalMark charter and the CapitalMark bylaws, as appropriate. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. Copies of the Pinnacle charter, the Pinnacle bylaws, the CapitalMark charter and the CapitalMark bylaws are available upon request. To obtain copies of these documents, see “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97.

Summary of Material Differences Between the

Rights of Pinnacle Shareholders and the Rights of CapitalMark Shareholders

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights
Description of Common Stock:	Pinnacle is authorized to issue 90,000,000 shares of common stock, par value $1.00 per share.	CapitalMark is authorized to issue 20,000,000 shares of common stock, par value $1.00 per share.

Description of Preferred Stock:	Pinnacle’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock with no par value.	Same as Pinnacle.

Special Meeting of Shareholders:

Under the TBCA, the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Pinnacle’s bylaws allow for special meetings of the shareholders to be called at any time by its board of directors, its president, or by the holders of at least 25% of votes entitled to be cast at any special meeting, upon the delivery of a written request to its secretary. The request must describe the purpose(s) for the meeting. Special meetings shall be held at those times, places and dates as shall be specified in the notice of the meeting.

Under the TBCA, the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Special meetings of CapitalMark’s shareholders may be called by the Commissioner of the TDFI, the chairman of the board of directors, the president/chief executive officer, a majority of the board of directors, the owners of 10% or more of the outstanding shares of CapitalMark, the Regional Director of the FDIC or the Board of Governors of the Federal Reserve System.

Shareholder Action by Written Consent:	Pinnacle’s bylaws and charter provide that any action to be or that may be taken at a meeting of shareholders may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding shares	Neither CapitalMark’s charter nor its bylaws contains a provision addressing shareholder action by written consent.

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights
having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Shareholder Rights Plan:	Pinnacle does not have a shareholder rights plan as a part of its charter, bylaws, or by separate agreement.	Same as Pinnacle.

Election; Qualifications and Size of Board of Directors:	The board of directors must not consist of less than five nor more than 25 members. The number may be fixed or changed from time to time, by the affirmative vote of a majority of the issued and outstanding shares of Pinnacle’s capital stock entitled to vote in an election of directors, or by the affirmative vote of a majority of all directors then in office.	The number of directors of CapitalMark must not be fewer than five nor more than 25 members. No action may be taken to decrease or increase the number of directors unless a majority of the directors then in office or a majority of the shareholders of CapitalMark concurs in that action. Under the Tennessee Banking Act, each director of CapitalMark must be a United States citizen and a majority of the directors must reside in a state in which CapitalMark has a branch location or within 100 miles of the location of any of CapitalMark’s branches both for at least one year immediately preceding their election to the board of directors and during their term of service on the board of directors.

	Prior to Pinnacle’s 2015 annual meeting of shareholders, the board of directors was divided into three classes, Class I, Class II and Class III, which were nearly equal in number as possible, and each class of director served a three year term. Pinnacle’s shareholders approved an amendment to Pinnacle’s charter to declassify the board of directors at the meeting. As a result, beginning with the election of directors at the 2015 annual meeting of shareholders, directors are elected for one year terms when the prior term of the class in which such directors previously were a part expires. The board of directors will be completely declassified following the 2017 annual meeting of shareholders. No person over the age of 70 is eligible for election.	The board of directors of CapitalMark is organized into only one class with each director elected for a term of one year.

	Presently, Pinnacle’s board of directors consists of 12 members. After the CapitalMark merger, Pinnacle’s board of directors will have at least 13 members.	Presently, CapitalMark’s board of directors consists of 8 members.

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights
After the later to occur of the CapitalMark merger or the Magna merger, Pinnacle’s board of directors will have at least 14 members.

Vacancies on the Board of Directors:	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

	Pinnacle’s bylaws provide that the directors, even though less than a quorum, may fill any vacancy on the board of directors, including a vacancy created by an increase in the number of directors. Any appointment by the directors shall continue until the next meeting of Pinnacle’s shareholders at which directors are elected.	CapitalMark’s bylaws provide that vacancies in the board of directors, unless occurring because of removal by CapitalMark’s shareholders, are filled by the affirmative vote of the directors then in office. A vacancy occurring because of removal by CapitalMark’s shareholders may be filled by the affirmative vote of CapitalMark’s shareholders, an affirmative vote of the directors or if the directors are less than a quorum, a majority of the total number of directors then in office. Any director elected to fill a vacancy shall serve until the next annual meeting of CapitalMark’s shareholders.

Removal of Directors:	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

	Pinnacle’s charter or bylaws provide that a director may be removed with cause by the holders of a majority of the shares entitled to vote in an election of directors or upon the affirmative vote of a majority of all directors then in office or without cause by a vote of the holders of a majority of the shares entitled to vote in an election of directors.	CapitalMark’s charter provides that any one or more directors may be removed with or without cause, at any time, by the affirmative vote of at least a majority of all issued and outstanding shares of CapitalMark. CapitalMark’s charter also provides that any one or more directors may be removed with, at any time, by the affirmative vote of at least a majority of the entire board of directors.

Indemnification; Advancement of Expenses:	The Pinnacle charter and bylaws provide that Pinnacle shall have the power to indemnify any director or officer of Pinnacle to the fullest extent permitted by the TBCA, as amended. Pinnacle may also indemnify and advance expenses to any employee or agent of Pinnacle who is not a director or officer to the same extent as to a	The CapitalMark charter and bylaws provide that CapitalMark shall indemnify any director, officer, employee or agent of CapitalMark to the fullest extent permitted by the TBCA, as amended.

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights
director or officer if the board of directors determines that to do so is in the best interests of Pinnacle.

	Pinnacle’s bylaws provide that Pinnacle shall, in the case of any director or officer of Pinnacle, and may, in the case of any employee or agent of Pinnacle, pay in advance the reasonable expenses incurred by any such director, officer, employee or agent if he or she furnishes Pinnacle with a written affirmation of his or her good faith belief that he or she has met the standard of conduct set forth in Pinnacle’s bylaws, and with a written undertaking, executed personally or on his or her behalf, to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.	CapitalMark’s charter provides that CapitalMark may advance expenses to its directors, officers, employees and agents to the fullest extent permitted by the TBCA. The bylaws of CapitalMark provide that CapitalMark may advance expenses incurred by a director, officer or employee if he or she furnishes CapitalMark with an undertaking, by and on his or her behalf, to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

Personal Liability of Directors:	Pinnacle’s charter provides that, to the fullest extent permitted by the TBCA, a director of Pinnacle shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.	Neither CapitalMark’s charter nor its bylaws contains a similar provision.

The TBCA provides that a corporation may not indemnify a director for liability 1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; 2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or 3) under Sec. 48-18-302 of the TBCA (with respect to the unlawful payment of dividends), as the same exists or may be amended.

Dissenters’ Rights:	The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of Pinnacle common stock, which are registered on a national securities exchange or quoted on a national market security system.

Under the TBCA, CapitalMark’s shareholders have dissenters’ rights which entitle them to dissent from, and obtain payment of the fair value of the shareholders’ shares in the event of, certain extraordinary corporate transactions.

CapitalMark’s shareholders have the right to dissent from the CapitalMark merger.

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights
Votes on Extraordinary Corporate Transactions:	Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.	Same as Pinnacle.

	Pinnacle’s charter contains no other specific provision.	CapitalMark’s charter contains no other specific provision.

Consideration of Other Constituencies:	The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets. Pinnacle’s charter permits such factors to be considered.	The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets. CapitalMark’s charter contains no specific provision permitting CapitalMark’s directors to consider such factors.

Amendment of Charter:	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment,	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights
	subject to any condition the board of directors may place on its submission of the amendment to the shareholders. Pinnacle’s charter contains no other specific provisions.	an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders. CapitalMark’s charter contains no other specific provisions.

Amendment of Bylaws:	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Pinnacle’s bylaws even though the bylaws may also be amended or repealed by its board of directors.	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal CapitalMark’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

	Pinnacle’s bylaws may be altered or amended and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors. If this action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws must be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision modified by them may not be modified by the board.	CapitalMark’s bylaws may be amended or repealed or additional bylaws may be adopted by the board of directors by a vote of a majority of the entire board of directors or, if presented to shareholders, shall require the affirmative vote of at least a majority of all of the shares entitled to vote thereon.

Except as otherwise provided in the charter, action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to the bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.

Control Share Acquisitions:	The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person	Same as Pinnacle.

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights

that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because the Pinnacle charter does not contain a specific provision “opting in” to the Control Share Acquisition Act.

Investor Protection Act:	The Tennessee Investor Protection Act (which we refer to as the TIPA) provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (i) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (ii) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (iii) files with the Commissioner and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.	Same as Pinnacle.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights
may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

	The TIPA does not apply to Pinnacle, as it does not apply to bank holding companies subject to regulation by a federal agency.	The TIPA does not apply to CapitalMark, as it does not apply to Tennessee state-chartered banks.

Business Combinations Involving Interested Shareholders:	The Tennessee Business Combination Act generally prohibits a “business combination” by Pinnacle or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Pinnacle or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Pinnacle’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.	Same as Pinnacle.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that

	Pinnacle Shareholder Rights	CapitalMark Shareholder Rights
beneficially owns 10% or more of the voting power of any outstanding class or series of Pinnacle stock.

Pinnacle’s charter does not have special requirements for transactions with interested parties.

Greenmail Act	The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.	The Tennessee Greenmail Act does not apply to CapitalMark because it does not have a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act.

ABOUT PINNACLE FINANCIAL PARTNERS, INC. AND PINNACLE BANK

General

Pinnacle, a bank holding company under the laws of the United States, is a Tennessee corporation that was incorporated on February 28, 2000. Pinnacle is the parent company of Pinnacle Bank and owns 100% of the capital stock of Pinnacle Bank. Pinnacle Bank started operations on October 27, 2000, in Nashville, Tennessee, and has since grown to 34 offices, including 29 in eight Middle Tennessee counties. Pinnacle Bank also has five offices in Knoxville, Tennessee, the state’s third-largest banking market. Prior to September 4, 2012, when it converted from a national bank to a state bank, Pinnacle Bank was known as Pinnacle National Bank.

Pinnacle Bank operates as a community bank primarily in the urban markets of Nashville and Knoxville, Tennessee. As an urban community bank, Pinnacle provides the personalized service most often associated with small community banks, while seeking to offer the sophisticated products and services, such as investments and treasury management, more typically offered by large regional and national banks. This approach has enabled Pinnacle to attract clients from the regional and national banks in the Nashville and Knoxville MSAs. As a result, Pinnacle has grown to the fourth largest market share in the Nashville MSA and to the sixth largest market share in the Knoxville MSA, based on 2014 FDIC Summary of Deposits data.

Pinnacle Bank has established a broad base of core deposits, including savings, checking, interest-bearing checking, money market and certificate of deposit accounts. Pinnacle Bank’s deposits are insured by the FDIC to the maximum extent provided by law. Pinnacle Bank also offers a broad array of convenience-centered products and services, including 24 hour telephone and Internet banking, debit cards, direct deposit and cash management services for small to medium-sized businesses. Additionally, Pinnacle Bank is associated with a nationwide network of automated teller machines of other financial institutions that may be used throughout Tennessee and other regions.

Pinnacle offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional entities.

Pinnacle Bank contracts with RJFS, a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public from Pinnacle Bank’s locations through Pinnacle Bank employees that are also RJFS employees. RJFS is a subsidiary of Raymond James Financial, Inc. CapitalMark retained Raymond James & Associates, Inc., a subsidiary of Raymond James Financial, Inc., to provide CapitalMark with financial advisory services and a fairness opinion in connection with the transactions contemplated by the merger agreement. See “OPINION OF CAPITALMARK’S FINANCIAL ADVISOR” beginning on page 53.

Pinnacle Bank also maintains a trust department which provides fiduciary and investment management services for individual and commercial clients. Account types include personal trust, endowments, foundations, individual retirement accounts, pensions and custody. Pinnacle Advisory Services, Inc., a registered investment advisor, provides investment advisory services to its clients. Additionally, Miller Loughry Beach Insurance Services, Inc., an insurance agency subsidiary of Pinnacle Bank, provides insurance products, particularly in the property and casualty area, to its clients.

In the first quarter of 2015, Pinnacle Bank acquired a 30% interest in Bankers Healthcare Group, LLC (which we refer to as BHG), a privately held company that is a leading provider of financing solutions for healthcare professionals throughout the United States. Pinnacle Bank is also enhancing its products and services by establishing PNFP Capital Markets Inc., a capital markets subsidiary that intends to partner with Pinnacle Bank’s financial advisors to offer corporate clients merger & acquisition advisory services, private debt, equity and mezzanine, interest rate derivatives and other selected middle-market advisory services.

As of March 31, 2015, Pinnacle had total consolidated assets of approximately $6.31 billion, total deposits of approximately $4.79 billion, and total shareholders’ equity of approximately $824.2 million.

Pending Acquisition of Magna Bank

On April 28, 2015, Pinnacle, Pinnacle Bank and Magna announced the signing of a definitive agreement for Magna to merge with and into Pinnacle Bank. The Magna merger has been approved by the board of directors of each of Pinnacle, Pinnacle Bank and Magna and is expected to close in the third quarter or fourth quarter of 2015. Completion of the Magna merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of Magna’s shareholders.

Under the terms of the Magna merger agreement, Magna shareholders will have the right to elect to convert their outstanding shares of common stock (including the shares of Magna common stock issuable upon the automatic conversion of the Magna Series D Preferred Stock into shares of Magna common stock which will occur immediately prior to the effective time of the Magna merger), into 0.3369 shares of Pinnacle’s common stock plus cash in lieu of any fractional shares, or into a cash payment equal to $14.32 per Magna share, or into a combination of 0.3369 shares of Pinnacle’s common stock and $14.32 in cash at a ratio of 75% stock and 25% cash. Because the maximum amount of stock and cash that Pinnacle will pay in the Magna merger is capped at 75% and 25%, respectively, of Magna’s outstanding shares of common stock (including shares of Magna common stock issuable upon conversion of the Magna Series D preferred stock), those Magna shareholders that elect either all stock or all cash may automatically have their elections adjusted so that, in the aggregate, 75% of all Magna shares outstanding will be converted into shares of Pinnacle’s common stock and 25% will be converted into cash.

Magna’s 328,350 outstanding stock options will be fully vested upon consummation of the Magna merger pursuant to Magna’s stock option plan. At the closing of the Magna merger, Magna’s outstanding unexercised stock options will be settled in cash for the difference between the options’ exercise price and $14.32. At the closing of the Magna merger, Magna shareholders will own approximately 3.3% of Pinnacle, assuming all of Magna’s options are cashed out and the CapitalMark merger is consummated at the same time.

As of April 28, 2015, the transaction was valued at approximately $83.4 million based on the closing price of Pinnacle’s common stock as of that date, based on the issuance of approximately 1.325 million shares of Pinnacle common stock and $20.7 million in cash, in each case assuming none of the outstanding options to acquire shares of Magna common stock are exercised prior to closing. Additionally, Pinnacle plans to redeem at closing the $18.35 million in Series C Preferred Stock issued by Magna in connection with its participation in the U.S. Treasury’s Small Business Lending Fund program.

As of March 31, 2015, Magna, which is headquartered in Memphis, Tennessee, reported approximately $589.2 million in total assets and approximately $451.8 million in deposits and currently operates five banking offices in Shelby County: two in East Memphis, two in Germantown and one in Cordova. Magna also operates mortgage lending offices in 14 locations in Shelby County, Tennessee, Middle Tennessee and Desoto County, Mississippi. For the year ended December 31, 2014 and the first quarter of 2015, Magna reported net income of approximately $4.9 million and $1.4 million, respectively. See page 18 for “SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF MAGNA BANK”.

Subordinated Debt Issuance in Connection With the CapitalMark merger and the Magna merger

In connection with the consummation of the CapitalMark merger and the Magna merger, Pinnacle Bank expects to issue approximately $50.0 million in subordinated debt (which we refer to as the Debt Issuance) in a private placement to institutional investors. The proceeds from the Debt Issuance, together with available cash, will be used to pay the cash amounts owed by Pinnacle as a result of the CapitalMark merger and the Magna merger, including the redemption of the preferred shares sold by CapitalMark and Magna to the U.S. Treasury pursuant to the Small Business Lending Fund program. In connection with the Debt Issuance, Pinnacle anticipates that it will repay all of its outstanding borrowings under the Pinnacle Loan Agreement.

Additional Information Concerning Pinnacle

Information concerning:

•	directors and executive officers,

•	executive compensation,

•	principal shareholders,

•	certain relations and related transactions, and

•	other related matters concerning Pinnacle

is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 25, 2015 (which we refer to as the Form 10-K). Additionally, financial statements and information as well as management’s discussion and analysis of financial condition and results of operations are include in the Form 10-K and in Pinnacle’s quarterly report on Form 10-Q for the quarter ended March 31, 2015. These reports are incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97. Shareholders of either Pinnacle or CapitalMark desiring a copy of such documents may contact Pinnacle at the address listed on the inside front cover page, or the SEC which also maintains a web site on the Internet at www.sec.gov that contains reports that Pinnacle files electronically with the SEC. These reports also are available at Pinnacle’s website at www.pnfp.com. Pinnacle’s website address is provided as an inactive textual reference only. Information contained on or accessible through Pinnacle’s website is not part of this proxy statement/prospectus and is therefore not incorporated by reference, and you should not consider it a part of this proxy statement/prospectus.

ABOUT CAPITALMARK BANK & TRUST

General

CapitalMark is a Tennessee state-chartered member bank, incorporated in 2007. It is headquartered in Chattanooga, Tennessee, with branches in Cleveland, Knoxville, and Oak Ridge, Tennessee. As of March 31, 2015, CapitalMark had total assets of approximately $968 million, deposits of approximately $840 million, and shareholders’ equity of approximately $99 million.

The day-to-day management of CapitalMark rests with its officers, with oversight provided by its board of directors. CapitalMark offers a broad range of commercial and personal banking services to small and mid-sized businesses, professional service firms, non-profit organizations, and governmental entities. CapitalMark offers most forms of commercial and consumer lending, including lines of credit, term loans, real estate financing and mortgage lending, checking accounts, savings, and time products. CapitalMark offers ATM services, trust services, remote deposit capture, treasury management, online banking, and mobile banking. All of CapitalMark’s products and services are directly or indirectly related to the business of community banking and all activity is reported as one segment of operations.

CapitalMark’s primary trade areas are Hamilton, Knox, Anderson, and Bradley counties in Tennessee. Within the primary market areas, the bank competes for deposits and loans with larger, more-established financial institutions. CapitalMark has attracted most of its customer base from existing financial institutions. Most of the competitors are larger than CapitalMark in asset size and have more extensive facilities and have developed a greater depth of organizational and market capabilities.

In addition to these competitors, CapitalMark competes for loans with insurance companies, regulated small loan companies and credit unions. CapitalMark also competes with numerous other companies and financial institutions engaged in similar lines of business, such as bank holding companies, mortgage banking companies, brokerage companies, investment banking firms and leasing companies.

Property

CapitalMark conducts business at four full service banking locations and one drive-in facility. The bank’s principal executive offices, a full service banking location and operations are located at 801 Broad Street in Chattanooga, Tennessee. CapitalMark also operates a drive-in office in Chattanooga at 802 Pine Street. In Knoxville, the bank operates a full service banking location at 551 Main Street. In Oak Ridge, CapitalMark operates a branch at 231 Jackson Square, and in Cleveland, the bank maintains a branch at 10 Church Street. The main office and the branches in Knoxville, Oak Ridge, and Cleveland are leased. The drive-in facility in Chattanooga is owned but is subject to a ground lease. CapitalMark also maintains a leased operations office at 216 West 8th Street in Chattanooga.

Legal Proceedings

CapitalMark may, from time to time, be involved in litigation during the ordinary course of business, but as of the date of this proxy statement/prospectus it is not involved in any pending material litigation.

CERTAIN BENEFICIAL OWNERS OF CAPITALMARK BANK & TRUST COMMON STOCK

The following table sets forth, as of June 1, 2015, certain information as to the CapitalMark common stock beneficially owned by (i) the directors of CapitalMark, (ii) the executive officers of CapitalMark and (iii) all directors and executive officers of CapitalMark as a group. No person or entity, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, other than R. Craig Holley, is known to CapitalMark to be the beneficial owner of more than 5% of its issued and outstanding common stock.

	Common Stock Beneficially Owned as of June 1, 2015
Name of Beneficial Owner	Common Shares Beneficially Owned	Aggregate Stock Option Grants Exercisable within 60 days of June 1, 2015	Percent of All Shares Owned (1)
Directors:
R. Craig Holley	184,000	333,333	7.04%
James W. Atkinson	50,000	56,164	1.44%
Charles E. Brock	69,800	56,164	1.71%
Patsy Hazlewood	37,000	45,731	1.13%
Robert T. Johnston	122,000	4,000	1.71%
Karen G. Kruesi	70,450	56,164	1.72%
Harshad Shah	137,000	66,597	2.77%
Grady P. Williams	90,000	108,328	2.70%

Executive Officers not also serving as Directors:
Kenneth C. Dyer III	75,500	100,681	2.40%
R. Ryan Murphy III	7,380	72,895	1.09%
Barry W. Rich	89,800	101,565	2.60%
James H. Vavalides	45,000	101,565	1.99%

All Directors and Executive Officers as a Group (12 persons):	977,930	1,103,187	28.30%

(1)	Based on 7,347,200 shares of common stock issued and outstanding as of June 1, 2015.

PROPOSAL #2: ADJOURNMENT OF SPECIAL MEETING

If there are not sufficient votes to constitute a quorum at the time of the CapitalMark special meeting, the CapitalMark special meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Except as required by the Tennessee Business Corporation Act, the CapitalMark board of directors is not required to fix a new record date to determine the CapitalMark shareholders entitled to vote at the adjourned CapitalMark special meeting. At the adjourned CapitalMark special meeting, any business may be transacted which might have been transacted at the CapitalMark special meeting. If the CapitalMark board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned CapitalMark special meeting other than an announcement at the CapitalMark special meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original CapitalMark special meeting. If a new record date is fixed, notice of the adjourned CapitalMark special meeting shall be given as in the case of an original CapitalMark special meeting.

In order to allow proxies that have been received at the time of the CapitalMark special meeting to be voted for an adjournment, if necessary, this proposal regarding the question of adjournment is being submitted to the CapitalMark common shareholders as a separate matter for their consideration. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the CapitalMark board of directors to vote in favor of adjourning the CapitalMark special meeting and any later adjournments. If the CapitalMark common shareholders approve this adjournment proposal, CapitalMark could adjourn the CapitalMark special meeting and use the additional time to solicit additional proxies to gain a quorum for the CapitalMark special meeting or approve the merger agreement proposal, including the solicitation of proxies from CapitalMark common shareholders who previously have voted against the merger agreement proposal. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the merger agreement proposal have been received, CapitalMark could adjourn the CapitalMark special meeting without a vote on the merger agreement proposal and seek to convince the holders of those shares of common stock to change their votes to votes in favor of the merger agreement proposal.

Vote Required

The affirmative vote of a majority of shares of CapitalMark common stock present in person or by proxy and entitled to vote on the matter at the CapitalMark special meeting is required to approve the proposal to authorize adjournment. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to authorize the CapitalMark board of directors to adjourn the CapitalMark special meeting, while shares not in attendance at the CapitalMark special meeting will have no effect on the outcome of any vote to adjourn the CapitalMark special meeting. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of this proposal.

CAPITALMARK’S BOARD OF DIRECTORS RECOMMENDS THAT CAPITALMARK COMMON SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO AUTHORIZE ADJOURNMENT.

EXPERTS

The consolidated financial statements of Pinnacle as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement of which this proxy statement/prospectus is a part in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain matters pertaining to the validity of the Pinnacle common stock to be issued in connection with the CapitalMark merger will be passed upon by Bass, Berry & Sims PLC. Certain matters pertaining to the federal income tax consequences of the CapitalMark merger will be passed upon for Pinnacle by Bass, Berry & Sims PLC and for CapitalMark by Butler Snow LLP.

SHAREHOLDER PROPOSALS

Pinnacle

In order for shareholder proposals for Pinnacle’s 2016 annual meeting of shareholders to be eligible for inclusion in Pinnacle’s 2016 proxy statement, all such proposals must be mailed to Hugh M. Queener, Corporate Secretary, Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, and must be received no later than the close of business on November 11, 2015. After this date, a shareholder who intends to raise a proposal to be acted upon at Pinnacle’s 2016 annual meeting of shareholders, but who does not desire to include the proposal in Pinnacle’s 2016 proxy statement, must inform Pinnacle in writing no later than January 25, 2016. If notice is not provided by that date, such notice will be considered untimely and Pinnacle’s board of directors may exclude such proposals from being acted upon at the 2016 annual meeting of shareholders. Further, if Pinnacle’s board of directors elects not to exclude the proposal from consideration at the meeting (although not included in the proxy statement), the persons named as proxies in Pinnacle’s proxy statement for the 2016 annual meeting of shareholders may exercise their discretionary authority to act upon any such proposal. If the date of the 2016 annual meeting of shareholders is changed, the dates set forth above may change.

CapitalMark

If the CapitalMark merger is consummated, there will be no CapitalMark annual meeting of shareholders for 2015 or 2016. In that case, CapitalMark shareholders holding Pinnacle common stock as a result of the CapitalMark merger must submit shareholder proposals to Pinnacle in accordance with the procedures described above.

If the CapitalMark merger is not consummated, then CapitalMark will hold an annual meeting later in 2015.

WHERE YOU CAN FIND MORE INFORMATION

Pinnacle files annual, quarterly and current reports, proxy statements and other information with the SEC. Pinnacle’s SEC filings are also available over the Internet at the SEC’s website at www.sec.gov. The SEC’s website is included in this proxy statement/prospectus as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus and should not be considered to be part of this proxy statement/prospectus unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus. You may also read and copy any document Pinnacle files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Pinnacle makes available free of charge through its website its annual, quarterly and current reports, proxy statements and other information, including amendments thereto, as soon as reasonably practicable after such material is filed with or furnished to the SEC. Pinnacle’s website address is www.pnfp.com. Pinnacle’s website address is provided as an inactive textual reference only. Information contained on or accessible through Pinnacle’s website is not part of this proxy statement/prospectus and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus.

Pinnacle “incorporates by reference” into this proxy statement/prospectus, which means Pinnacle can disclose important information to you by referring you specifically to those documents. This means that the information incorporated by reference is deemed to be part of this proxy statement/prospectus, unless superseded by information contained directly in this proxy statement/prospectus. Certain information that Pinnacle subsequently files with the SEC will automatically update and supersede information in this proxy statement/prospectus and in Pinnacle’s other filings with the SEC. Pinnacle incorporates by reference the documents listed below, which Pinnacle has already filed with the SEC, and any future filings Pinnacle makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this proxy statement/prospectus and before the adjournment of the CapitalMark special meeting, and after the date of the initial registration statement and prior to the effectiveness of the registration statement, except that Pinnacle is not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document:

1.	Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 25, 2015;

2.	Pinnacle’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 8, 2015, as amended by Amendment No. 1 on Form 10-Q/A, filed with the SEC on May 22, 2015;

3.	the information in Pinnacle’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 10, 2015, to the extent that information included therein is deemed “filed” with the SEC under the Exchange Act;

4.	Pinnacle’s Current Reports on Form 8-K filed with the SEC on January 27, 2015, February 5, 2015, April 8, 2015, April 21, 2015, April 27, 2015 and April 29, 2015; and

5.	the description of Pinnacle’s common stock contained in Pinnacle’s Registration Statement on Form 8-A/A filed with the SEC and dated January 12, 2009, including all amendments and reports filed for purposes of updating such description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, Tennessee 37201

Attention: Investor Relations

Telephone: (615) 744-3700

Pinnacle has filed a registration statement on Form S-4 to register with the SEC shares of Pinnacle common stock that holders of CapitalMark common stock will receive in connection with the consummation of the transactions contemplated by the merger agreement, if CapitalMark’s common shareholders approve the merger agreement and the transactions contemplated thereby are completed. This proxy statement/prospectus is a part of the registration statement of Pinnacle on Form S-4 and is a prospectus for Pinnacle and a proxy statement for CapitalMark.

You should only rely on the information in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date on the front page. We are not making an offer to sell or exchange any securities, soliciting any offer to buy any securities, or soliciting any proxy, in any state where it is unlawful to do so.

Appendix A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

PINNACLE FINANCIAL PARTNERS, INC.

PINNACLE BANK

and

CAPITALMARK BANK & TRUST

Dated as of April 7, 2015

ARTICLE I. THE MERGER		1
1.1	The Merger	1
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Conversion of Target Common Stock	2
1.5	Parent Capital Stock	4
1.6	Acquiror Capital Stock	4
1.7	Options	5
1.8	SBLF Redemption	5
1.9	Charter	6
1.10	Bylaws	6
1.11	Tax Consequences	6
1.12	Officers and Directors of Surviving Corporation	6
1.13	Appointment of Target Director to Parent’s and Acquiror’s Boards of Directors	6
1.14	Headquarters of Surviving Corporation	6

ARTICLE II. DELIVERY OF MERGER CONSIDERATION		6
2.1	Deposit of Merger Consideration	6
2.2	Delivery of Merger Consideration	7

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR		8
3.1	Corporate Organization	8
3.2	Capitalization	9
3.3	Authority; No Violation	10
3.4	Consents and Approvals	11
3.5	Reports	11
3.6	Financial Statements	12
3.7	Broker’s Fees	12
3.8	Absence of Certain Changes or Events	12
3.9	Legal Proceedings	12
3.10	Taxes and Tax Returns	12
3.11	Employees	13
3.12	SEC Reports	14
3.13	Compliance with Applicable Law	14
3.14	Agreements with Regulatory Agencies	15
3.15	Deposit Insurance	15
3.16	CRA	15
3.17	Reorganization	15
3.18	Information Supplied	16
3.19	No Further Representations	16

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF TARGET		16
4.1	Corporate Organization	16
4.2	Capitalization	17
4.3	Authority; No Violation	17
4.4	Consents and Approvals	18
4.5	Reports	18
4.6	Financial Statements	18
4.7	Broker’s Fees	19
4.8	Absence of Certain Changes or Events	19
4.9	Legal Proceedings	21

A-(i)

4.10	Taxes and Tax Returns	21
4.11	Employees	23
4.12	Employee Benefits	23
4.13	Compliance with Applicable Law	25
4.14	Certain Contracts	25
4.15	Agreements with Regulatory Agencies	26
4.16	Real Estate	26
4.17	Interest Rate Risk Management Instruments	27
4.18	Undisclosed Liabilities	27
4.19	Insurance	28
4.20	Intellectual Property; Data Privacy	28
4.21	Investment Securities	29
4.22	Regulatory Capitalization	29
4.23	Loans; Nonperforming and Classified Assets	29
4.24	Allowance for Loan and Lease Losses	30
4.25	Trust Business; Administration of Fiduciary Accounts	30
4.26	Investment Management and Related Activities	30
4.27	Repurchase Agreements	30
4.28	Deposit Insurance	30
4.29	CRA, Anti-money Laundering and Customer Information Security	30
4.30	Transactions with Affiliates	31
4.31	Environmental Liability	31
4.32	State Takeover Laws	31
4.33	Reorganization	31
4.34	Information Supplied	31
4.35	Internal Controls	32
4.36	Directors and Officers	32
4.37	Opinion of Target Financial Advisor	32
4.38	Disclosure
4.39	No Further Representations	32

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS		32
5.1	Conduct of Businesses Prior to the Effective Time	32
5.2	Target Forbearances	33
5.3	Parent and Acquiror Forbearances	35

ARTICLE VI. ADDITIONAL AGREEMENTS		36
6.1	Regulatory Matters	36
6.2	Access to Information	38
6.3	Shareholder Approval	38
6.4	Legal Conditions to Merger	39
6.5	Stock Quotation or Listing	39
6.6	Employee Benefit Plans; Existing Agreements	39
6.7	Indemnification; Directors’ and Officers’ Insurance	40
6.8	Additional Agreements	41
6.9	Advice of Changes	41
6.10	Acquisition Proposals	42
6.11	Financial Statements and Other Current Information	44
6.12	Exemption from Liability under Section 16(b)	44

ARTICLE VII. CONDITIONS PRECEDENT		45
7.1	Conditions to Each Party’s Obligation to Effect the Merger	45
7.2	Conditions to Obligations of Target	45

A-(ii)

7.3	Conditions to Obligations of Acquiror and Parent	46

ARTICLE VIII. TERMINATION AND AMENDMENT		47
8.1	Termination	47
8.2	Effect of Termination	49
8.3	Termination Fee	49

ARTICLE IX. GENERAL PROVISIONS		50
9.1	Closing	50
9.2	Nonsurvival of Representations, Warranties and Agreements	50
9.3	Expenses	50
9.4	Notices	50
9.5	Interpretation	51
9.6	Amendment	51
9.7	Extension; Waiver	51
9.8	Counterparts	52
9.9	Entire Agreement	52
9.10	Governing Law	52
9.11	Waiver of Jury Trial	52
9.12	Publicity	52
9.13	Assignment; Third Party Beneficiaries	52
9.14	Severability	53
9.15	Delivery by Facsimile or Electronic Transmission	53
9.16	Specific Performance	53

A-(iii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 7, 2015 (this “Agreement”), by and among CAPITALMARK BANK & TRUST, a Tennessee state-chartered bank (“Target”), PINNACLE FINANCIAL PARTNERS, INC., a Tennessee corporation (“Parent”), and PINNACLE BANK, a Tennessee state-chartered bank and a direct, wholly-owned subsidiary of Parent (“Acquiror”).

RECITALS:

WHEREAS, the Boards of Directors of Parent, Acquiror and Target have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which Target will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), so that Acquiror is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, the Boards of Directors of Parent, Acquiror and Target have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

WHEREAS, as a material inducement and as additional consideration to Parent to enter into this Agreement, certain holders of the Target’s Common Stock have entered into a voting agreement with Parent dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Target Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”), at the Effective Time, Target shall merge with and into Acquiror. Acquiror shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Tennessee. Upon consummation of the Merger, the separate corporate existence of Target shall terminate.

(b) The parties may by mutual agreement at any time change the method of effecting the combination of Target and Acquiror including without limitation the provisions of this Article I, if and to the extent they deem such change to be desirable; provided, however, that no such change shall (i) alter or change the amount or form of Merger Consideration to be provided to holders of Target Common Stock as provided for in this Agreement, (ii) adversely affect the tax treatment of holders of Target Common Stock as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 48-21-108 of the TBCA.

1.4 Conversion of Target Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Target, Parent, Acquiror or the holder of any of the following securities:

(a) Subject to Section 2.2(e) and the election, proration and redesignation provisions of Section 1.4(b), each share of the common stock, $1.00 par value per share, of Target (the “Target Common Stock”) issued and outstanding immediately prior to the Effective Time, except for Target Dissenting Shares (as defined below) and shares of Target Common Stock owned by Target, Parent or Acquiror (other than shares of Target Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares held in a fiduciary capacity by Target, Parent or Acquiror, as the case may be, being referred to herein as “Trust Account Shares”) and shares of Target Common Stock held on account of a debt previously contracted (“DPC Shares”)), shall be converted into the right to receive either (i) 0.50 shares (the “Exchange Ratio”) of the common stock, $1.00 par value per share, of Parent (the “Parent Common Stock”) together with cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e) of this Agreement (the “Stock Consideration”) or (ii) an amount in cash equal to the product of (A) 0.50 multiplied by (B) the average closing price of Parent Common Stock for the ten (10) trading days ending on the business day immediately preceding the Closing Date, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). Assuming that the SBLF Redemption (as defined below) is completed, no shares of preferred stock of Acquiror or Parent will be issued in connection with the transactions contemplated by this Agreement.

(b)(i) The number of shares of Target Common Stock to be converted into the right to receive the Cash Consideration shall be equal to 10% of the number of shares of Target Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(d)) (the “Cash Election Number”). For purposes of determining the Cash Election Number, holders of Target Dissenting Shares (as defined below) shall be deemed to have made a Cash Election (as defined below) unless such holder shall effectively withdraw or lose (through failure to perfect or otherwise) their right to payment as dissenting shareholders under the TBCA at or prior to the Effective Time. The number of shares of Target Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 90% of the number of shares of Target Common Stock outstanding immediately prior the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(d)) (the “Stock Election Number”).

(ii) Subject to the proration and election procedures set forth in this Section 1.4(b), each holder of record of shares of Target Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares held by Target, Parent, Acquiror or any of the subsidiaries of Parent or Acquiror (other than Trust Account Shares) and Target Dissenting Shares) will be entitled to elect to receive (a) the Cash Consideration for all such shares (a “Cash Election”), (b) the Stock Consideration for all of such shares (a “Stock Election”) or (c) the Cash Consideration for 10% of such shares and the Stock Consideration for 90% of such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by Parent and reasonably acceptable to Target (a “Form of Election”). The Form of Election will include appropriate stock certificate transmittal materials which transmittal materials shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon delivery of a certificate or certificates representing shares of Target Common Stock to the Exchange Agent (as defined below) and instructions for use in effecting the surrender to the Exchange Agent of certificates for Target Common Stock in exchange for the Merger Consideration. Holders of record of shares of Target Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Target Common Stock held by each such Representative for a particular beneficial owner.

(iii) Parent and Target shall mail, or cause to be mailed, the Form of Election (including the stock certificate transmittal materials) to all persons who are holders of record of Target Common Stock on the record date for the Target Shareholders’ Meeting (as defined below), on a date that is no less than 20 business days prior to the Effective Time (or any such other date as Parent and Target may mutually agree (the “Mailing Date”)), and thereafter Parent and Target shall each use its reasonable efforts to make the Form of Election available to all persons who become holders of Target Common Stock subsequent to such day and no later than the close of business on the fifth business day prior to the Effective Time. A Form of Election must be received by the Exchange Agent in the manner described below no later than by 5:00 p.m., New York City time, on the 20th day following the Mailing Date (or such other time and date as Parent and Target may mutually agree) (the “Election Deadline”) in order to be effective. All elections will be irrevocable.

(iv) A holder of Target Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Combination Election. If Parent or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder of shares of Target Common Stock making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Combination Election.

(v) All shares of Target Common Stock which are subject to Cash Elections are referred to herein as “Cash Election Shares.” All shares of Target Common Stock which are subject to Stock Elections are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of shares of Target Common Stock to be converted into shares of Parent Common Stock exceeds the Stock Election Number, the Exchange Agent shall, after the Election Deadline but prior to the Effective Time, determine the number of Stock Election Shares which must be redesignated as Cash Election Shares in order to reduce the number of such shares to the Stock Election Number. All holders who have Stock Election Shares shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Stock Election Number and the Cash Election Number are achieved. If, after the results of the Forms of Election are calculated, the number of shares of Target Common Stock to be converted into cash exceeds the Cash Election Number, the Exchange Agent, after the Election Deadline but prior to the Effective Time, shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the number of such shares to be converted into cash to the Cash Election Number. All holders who have Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Cash Election Number and the Stock Election Number are achieved. Notwithstanding the foregoing, no redesignation shall be effected for a holder who has made a Cash Election but, as a result of such redesignation, would receive fewer than 10 shares of Parent Common Stock in exchange for all of such holder’s shares of Target Common Stock. In this event, the Cash Election Shares of the remaining holders of shares of Target Common Stock shall be redesignated on a pro rata basis to achieve the Cash Election Number and the Stock Election Number. Holders who make Combination Elections will not be subject to the redesignation procedures described herein. Holders of Target Dissenting Shares who are deemed to have made Cash Elections shall not be subject to the redesignation procedure described herein. Parent or the Exchange Agent shall make in good faith all computations contemplated by this Section 1.4(b) and all such computations shall be conclusive and binding on the holders of Target Common Stock.

(vi) After the redesignation procedure, if any, set forth in Section 1.4(b)(v) is completed, all Cash Election Shares and 10% of the shares of Target Common Stock which are subject to Combination Elections shall be converted into the right to receive the Cash Consideration, and all Stock Election Shares and 90% of the shares of Target Common Stock which are subject to Combination Elections shall be converted into the right to receive the Stock Consideration.

(c) All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive (i) a certificate representing the Stock Consideration in whole shares of Parent Common Stock together with any cash in lieu of fractional shares pursuant to Section 2.2(e); and/or (ii) the Cash Consideration deliverable with respect to the shares of Target Common Stock represented by such Certificate, into which the shares of Target Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e). Certificates previously representing shares of Target Common Stock other than shares of Target Common Stock owned by Target, Parent or Acquiror (other than Trust Account Shares and DPC Shares) or Target Dissenting Shares shall be exchanged for (i) certificates representing whole shares of Parent Common Stock, equal to the Stock Consideration, together with any cash in lieu of fractional shares; and/or (ii) the Cash Consideration in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time and not prohibited by the terms of this Agreement, the outstanding shares of Parent Common Stock or Target Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio per share payable pursuant to this Agreement and the amount of Cash Consideration payable pursuant to this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Target Capital Stock (as defined below) that are owned by Target, Parent or Acquiror (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor.

(e) Notwithstanding anything in this Agreement to the contrary, shares of Target Common Stock which are outstanding immediately prior to the Effective Time and with respect to which dissenters’ rights shall have been properly demanded in accordance with Sections 48-23-201, et. seq. of the TBCA (“Target Dissenting Shares”) shall not be converted into the right to receive, or to be exchangeable for, the Merger Consideration but, instead, the holders thereof shall be entitled to payment of the appraised value of such Target Dissenting Shares in accordance with the provisions of Sections 48-23-201, et. seq. of the TBCA; provided, however, that (i) if any holder of Target Dissenting Shares shall subsequently deliver a written withdrawal of such holder’s demand for appraisal of such shares, or (ii) if any holder fails to establish such holder’s entitlement to dissenters’ rights as provided in Sections 48-23-201, et. seq. of the TBCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Target Common Stock and each of such shares shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, the Merger Consideration, without any interest thereon, as provided in Sections 1.4(a) and 1.4(b) and Article II hereof as if such holder or holders had made a Combination Election.

1.5 Parent Capital Stock. At and after the Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Acquiror Capital Stock. At and after the Effective Time, each share of Acquiror common stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger. Schedule 1.6 sets forth the amount of

Acquiror’s capital and the number of shares, and par value thereof, of Acquiror’s capital stock issued and outstanding as of December 31, 2014.

1.7 Options.

(a) Effective as of the Effective Time, each then outstanding option to purchase shares of Target Common Stock (each a “Target Stock Option”) issued pursuant to the equity-based compensation plans identified in Section 4.12(a) of the Target Disclosure Schedule (the “Target Stock Plans”) to any current or former employee, director or organizer of, or consultant to, Target shall be assumed by Parent and shall be converted automatically into an option to purchase a number of shares of Parent Common Stock (rounded to the nearest whole share) (an “Assumed Stock Option”) at an exercise price determined as provided below (and otherwise subject to the terms of the Target Stock Plans and the agreements evidencing the options thereunder):

(i) The number of shares of Parent Common Stock to be subject to the Assumed Stock Option shall be equal to the product of the number of shares of Target Common Stock subject to the Target Stock Option and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

(ii) The exercise price per share of Parent Common Stock under the Assumed Stock Option shall be equal to (A) the exercise price per share of Target Common Stock under the Target Stock Option divided by (B) the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent.

In the case of any Target Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as otherwise provided herein, the Assumed Stock Options shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding Target Stock Options immediately prior to the Effective Time (but taking into account any changes thereto, including the acceleration of vesting thereof, provided for in the Target Stock Plans or any other Target Benefit Plan or in any award agreement thereunder by reason of this Agreement or the transactions contemplated hereby); provided, however, that references to Target shall be deemed to be references to Parent.

(b) Parent has taken all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock upon the exercise of the Assumed Stock Options. As soon as reasonably practicable following the Closing Date, Parent shall file a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act (defined below) with respect to the issuance of the shares of Parent Common Stock subject to the Assumed Stock Options and shall use its reasonable efforts consistent with customary industry standards to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such equity awards remain outstanding.

(c) Not later than immediately prior to the Effective Time, Target shall take all such actions (including, without limitation, approval of any amendment thereto) as are necessary to reduce the number of shares that remain available for issuance under the Target Stock Plans from and after the Effective Time to zero, such that no holder of any Target Stock Option shall be entitled to receive additional options if the Acquiror shall thereafter increase the number of issued and outstanding shares of its common stock. Moreover, Target shall reasonably cooperate with efforts by Parent and Acquiror to secure waivers from each option holder of such option holder’s right, if any, to receive additional options in the event that Target, Acquiror or Parent shall issue additional shares of capital stock from and after the date hereof.

1.8 SBLF Redemption. Target and Parent each shall use its reasonable best efforts to cause or facilitate the redemption as of immediately prior to or concurrently with the Effective Time of each share of Target Series A Preferred Stock issued and outstanding in accordance with the terms of the Target Series A Preferred Stock (as defined in Section 4.2(a)) set forth in the Target Charter and the terms of any purchase agreement entered into by

Target in connection with the issuance of the Target Series A Preferred Stock (the “SBLF Redemption”). Parent or Acquiror shall make all payments necessary to fund the SBLF Redemption. In furtherance of the foregoing, Target shall provide, and shall cause its officers, employees, agents, advisors and representatives, to provide, all reasonable cooperation and take all reasonable actions as may be requested by Parent or Acquiror in connection with such SBLF Redemption, including by (i) furnishing all information concerning Target that Parent or Acquiror or any applicable Regulatory Agency (as defined below) or Governmental Entity may request in connection with such redemption or with respect to the effects of such SBLF Redemption on Acquiror or its pro forma capitalization; (ii) assisting with the preparation of any analyses or presentations Parent or Acquiror deems necessary or advisable in its reasonable judgment in connection with such redemption or the effects thereof; and (iii) entering into any agreement with the holder of the Target Series A Preferred Stock to effect the redemption of such shares as Parent or Acquiror may reasonably request. Such Target Series A Preferred Stock shall, at the Effective Time, cease to exist, and the certificates for such shares shall be cancelled as promptly as practicable thereafter, and no payment or distribution (other than the amount necessary to accomplish the SBLF Redemption) shall be made in consideration therefor.

1.9 Charter. Subject to the terms and conditions of this Agreement, at the Effective Time, the Charter of Acquiror, as then amended (the “Acquiror Charter”), shall be the Charter of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Bylaws. Subject to the terms and conditions of this Agreement, at the Effective Time, the Bylaws of Acquiror, as then amended (the “Bylaws”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.11 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.12 Officers and Directors of Surviving Corporation. The officers and directors of Acquiror as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Corporation. The names and addresses of these individuals are set forth on Schedule 1.12 attached hereto.

1.13 Appointment of Target Director to Parent’s and Acquiror’s Boards of Directors. As soon as reasonably practicable following the Closing, Parent and Acquiror shall take all requisite action to elect Charles Brock, or if he is unable to serve, another member of Target’s Board of Directors as of the date hereof designated by Parent to Parent’s and Acquiror’s Boards of Directors.

1.14 Offices of Acquiror and Target; Headquarters of Surviving Corporation. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be 150 3rd Avenue South, Suite 900, Nashville, Tennessee 37201, which is the headquarters and principal executive offices of Acquiror as of the date hereof. As of the date hereof, Acquiror and Target maintain offices at the locations set forth on Schedule 1.14 attached hereto.

1.15 Approval of Shareholders and Commissioner. Prior to consummation of the Merger, this Agreement shall be approved by the shareholders of each of Target and Acquiror, and shall also be approved by the Commissioner of the Tennessee Department of Financial Institutions.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to each of Target, Parent and Acquiror (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, the Cash Consideration, certificates representing the shares of Parent Common Stock constituting the Stock Consideration and cash in lieu of any fractional shares with respect to the Stock Consideration (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for outstanding shares of Target Common Stock outstanding as of the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than five business days, after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates a letter of transmittal in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender to the Exchange Agent of a Certificate or Certificates for exchange and cancellation, together with such properly completed and duly executed letter of transmittal in such form as the Exchange Agent may reasonably require, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) the Merger Consideration that such holder of Target Common Stock shall have become entitled pursuant to the provisions of Article I; and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b), and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash or on any unpaid dividends and distributions payable to holders of Certificates.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average closing price of Parent Common Stock on the NASDAQ Global Select Market (“NASDAQ”), or such other securities market or stock exchange on which the Parent Common Stock then principally trades, for the ten (10) trading days ending on the business day immediately preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be delivered to Parent. Any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Target Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Target, Parent, Acquiror, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR

Except as disclosed in (a) the Parent Reports (defined below) filed after January 1, 2012, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward-looking in nature, or (b) the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent and Acquiror to Target prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Parent’s or Acquiror’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Parent or Acquiror that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect), Parent and Acquiror hereby represent and warrant to Target as follows:

3.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Parent has the corporate and other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. As used in this Agreement, the term “Material Adverse Effect” means, (A) with respect to Target, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Target, or (ii) the ability of Target to timely consummate the transactions contemplated hereby and (B) with respect to Parent, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent and/or Acquiror to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (A)(i) and (B)(i) the following shall not be deemed to have a Material Adverse Effect: any change or event caused by or resulting from (I) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (II) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (III) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Parent, Acquiror or their respective Subsidiaries or Target, as the case may be, (IV) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (V) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (VI) actions or omissions of Parent, Acquiror or Target taken with the prior written consent of the other or required hereunder, (VII) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, or (VIII) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices, or trading volume, of a party’s capital stock, by itself, be considered material or constitute a Material Adverse Effect.

(b) Parent is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Parent’s and the Acquiror’s Charter and Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to Target.

(c) Each Parent Subsidiary, including Acquiror, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Parent and (iii) has all requisite corporate or other power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to result in a Material Adverse Effect on Parent. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.

3.2 Capitalization.

(a) The authorized capital stock of Parent consists of ninety million (90,000,000) shares of Parent Common Stock, of which, as of March 31, 2015, 35,864,667 shares were issued and outstanding (inclusive of 770,176 shares of Parent Common Stock granted in respect of restricted share awards for which the forfeiture restrictions have not at that date lapsed), and ten million (10,000,000) shares of preferred stock, no par value per share (the “Parent Preferred Stock,” and together with the Parent Common Stock, the “Parent Capital Stock”), of which, as of March 31, 2015, no shares were issued and outstanding. As of the date hereof, no shares of Parent Capital Stock were reserved for issuance except for (i) 629,732 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Parent Common Stock (each a “Parent Stock Option”), (ii) 217,602 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock appreciation rights and (iii) 3,200 shares of Parent Common Stock reserved for issuance in settlement of outstanding restricted stock unit awards (including performance-based restricted stock units), in each case pursuant to the equity-based compensation plans of Parent (the “Parent Stock Plans”) as identified in Section 3.2(a) of the Parent Disclosure Schedule. All of the issued and outstanding shares of Parent Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the Parent Stock Plans have been approved by the Parent’s shareholders, or shareholders of corporations that Parent has acquired, in accordance with the requirements of the TBCA and the Code.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Parent are issued or outstanding.

(c) Except as disclosed in Section 3.2(c) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries (including Acquiror), free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Parent has or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Each of Parent and Acquiror has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of each of Parent and Acquiror. The Board of Directors of each of Parent and Acquiror determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Parent and Acquiror, respectively, and their respective shareholders. No other corporate proceedings on the part of either Parent or Acquiror are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquiror and (assuming due authorization, execution and delivery by Target) constitutes a valid and binding obligation of each of Parent and Acquiror, enforceable against Parent and Acquiror in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by each of Parent and Acquiror, nor the consummation by each of Parent and Acquiror of the transactions contemplated hereby, nor compliance by each of Parent and Acquiror with any of the terms or provisions hereof, will (i) violate any provision of the organization documents of Parent or Acquiror, as applicable, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Acquiror or any of their Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Acquiror or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Acquiror or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Deposit Insurance Corporation (the “FDIC”) and the Tennessee Department of Financial Institutions (the “TDFI”) and approval of such applications and notices, (ii) the filing of any required applications, waiver requests or notices with any other federal, state or foreign agencies or regulatory authorities and approval or grant of such applications, waiver requests and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form relating to the meeting of Target’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of the NASDAQ, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, and (viii) the approval of the listing on NASDAQ of the shares of Parent Common Stock to be issued as a portion of the Merger Consideration, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or Regulatory Agency are necessary in connection with (A) the execution and delivery by each of Parent and Acquiror of this Agreement and (B) the consummation by each of Parent and Acquiror of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals which are listed in Section 3.4 of the Parent Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by each of Parent and Acquiror of this Agreement and (B) the consummation by each of Parent and Acquiror of the Merger and the other transactions contemplated hereby. No vote or other approval of the shareholders or any of the securityholders of Parent is required in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated hereby (including the issuance of Stock Consideration) in accordance with the terms hereof, whether by reason of applicable law, the organizational documents of Parent, the rules or requirements of any exchange or self-regulatory organization, including NASDAQ, or otherwise.

3.5 Reports. Each of Parent, Acquiror and their respective Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2012 with (i) the Board of Governors of the Federal Reserve System (the “FRB”), (ii) the FDIC, (iii) any state regulatory authority (each a “State Regulator”), including without limitation the TDFI, (iv) the SEC or (v) in the case of Acquiror prior to the date that it converted to a Tennessee state-chartered bank, the Office of the Comptroller of the Currency (the “OCC”), (collectively “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2012, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent, Acquiror and their respective Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Parent or Acquiror, investigation into the business or operations of Parent, Acquiror or any of their respective Subsidiaries since January 1, 2012, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations of Parent,

Acquiror or any of their respective Subsidiaries which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

3.6 Financial Statements. The consolidated financial statements of Parent and its Subsidiaries included in the Parent Reports (as defined herein) (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7 Broker’s Fees. Except for Sterne, Agee & Leach, Inc., neither Parent nor Acquiror nor any of their respective Subsidiaries or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2014, through and including the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as disclosed in Section 3.9(a) of the Parent Disclosure Schedule, neither Parent, Acquiror nor any of their respective Subsidiaries is a party to any, and there are no pending or, to Parent’s and Acquiror’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent, Acquiror or any their respective Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination, and which if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Parent, Acquiror, any of their respective Subsidiaries or the assets of Parent, Acquiror or any of their respective Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

3.10 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a

Material Adverse Effect on Parent. All such Tax returns are accurate and complete in all material respects. There are no material disputes pending, or to the knowledge of Parent, claims asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Within the past five years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Parent has no liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Parent. All Taxes required to be withheld, collected or deposited by or with respect to Parent have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate. Parent has not been requested to grant, or has granted, any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired. Parent has not participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code. Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

3.11 Employees.

(a) Section 3.11(a) of the Parent Disclosure Schedule sets forth a true and complete list of the material benefit or compensation plans, arrangements or agreements, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plans, programs, arrangements or agreements that are sponsored by Parent or its Subsidiaries or maintained or contributed to, or required to be contributed to, for the benefit of current or former directors or employees of Parent and its Subsidiaries or with respect to which Parent or its Subsidiaries may, directly or indirectly, have any liability to such directors or employees, as of the date of this Agreement (the “Parent Benefit Plans”).

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) each of the Parent Benefit Plans has been operated and administered in all material respects in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Parent is entitled to rely) from the United States Internal Revenue Service (the “IRS”) that such Parent Benefit Plan is so qualified, and to the knowledge of Parent, there are no existing circumstances or any events that have occurred that are reasonably likely to adversely affect the qualified status of any such Parent Benefit Plan, (iii) no material liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with Parent, would be deemed a “single employer” under Section 4001 of ERISA (a “Parent ERISA Affiliate”) that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent, its Subsidiaries or any Parent ERISA Affiliate of incurring a material liability thereunder, (iv) no Parent Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA), (v) all contributions due and payable by Parent or its Subsidiaries with respect to each Parent Benefit Plan in respect of current or any prior plan years have been paid or accrued in accordance with GAAP, (vi) none of Parent, its Subsidiaries or any other person, including any fiduciary, has engaged in a transaction in connection with which Parent, its Subsidiaries or any Parent Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vii) there are no pending or, to the knowledge of Parent and Acquiror, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or employee of Parent, Acquiror or any of their affiliates from Parent, Acquiror or any of their affiliates under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d) There is no collective bargaining agreement in effect between Parent, Acquiror or any of their affiliates and any labor unions or organizations representing any of the employees of Parent, Acquiror or any of their affiliates. Neither Parent, Acquiror nor any of their affiliates have experienced any organized slowdown, work interruption strike or work stoppage by their employees, and, to the knowledge of Parent and Acquiror, there is no strike, labor dispute or union organization activity pending or threatened affecting Parent, Acquiror or any of their affiliates.

(e) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Parent Benefit Plan.

3.12 SEC Reports. Parent has filed all required reports, schedules, registration statements and other documents with the SEC that it is required to file since January 1, 2012 (the “Parent Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Parent Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Reports, and none of the Parent Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.13 Compliance with Applicable Law.

(a) Each of Parent, Acquiror and each of their respective Subsidiaries hold, and have at all times since January 1, 2012 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Parent and Acquiror, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Parent, Acquiror and each of their respective Subsidiaries have since January 1, 2012 complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Parent, Acquiror or any of their respective Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act.

(b) Each of Parent, Acquiror and each of their respective Subsidiaries is and since January 1, 2012 has been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirement of such laws (collectively, the “Anti-Money Laundering Laws”). Each of Parent, Acquiror and each of their respective Subsidiaries has established and maintains a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Parent, any of its Subsidiaries, or any director, officer or employee of Parent or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.14 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil monetary penalty by, or has been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement, or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor to the knowledge of Parent and Acquiror has Parent or any of its Subsidiaries been advised since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

3.15 Deposit Insurance. The deposits of Acquiror are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and Acquiror has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Parent’s and Acquior’s knowledge, threatened.

3.16 CRA. Acquiror’s most recent examination rating under the Community Reinvestment Act was “satisfactory” or better.

3.17 Reorganization. As of the date of this Agreement, neither Parent nor Acquiror is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.18 Information Supplied. None of the information supplied or to be supplied by Parent or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact about Parent or its Subsidiaries or omit to state any material fact about Parent or its Subsidiaries required to be stated therein or necessary in order to make the statements therein about Parent or its Subsidiaries, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by Target for inclusion in the Form S-4.

3.19 No Further Representations. Except for the representations and warranties set forth in Article III of this Agreement, Parent and Acquiror do not make, and shall not be deemed to make, any representation or warranty to Target, express or implied, with respect to the transactions contemplated by this Agreement, and Parent and Acquiror hereby disclaim any such representation or warranty not set forth in Article III of this Agreement

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF TARGET

Except as disclosed in the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Parent and Acquiror prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of Target’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Target that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Target), Target hereby represents and warrants to Parent and Acquiror as follows:

4.1 Corporate Organization.

(a) Target is a Tennessee state banking corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Target has full corporate and other power and authority to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to result in a Material Adverse Effect on Target. Target has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Target. Target’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Target when due. Target is a member of the FRB.

(b) True and complete copies of the Charter (the “Target Charter”) and Bylaws of Target, as in effect as of the date of this Agreement, have previously been made available by Target to Parent and Acquiror.

4.2 Capitalization.

(a) The authorized capital stock of Target consists of twenty million (20,000,000) shares of Target Common Stock, of which 7,347,200 shares are issued and outstanding as of the date of this Agreement, and ten million (10,000,000) shares of preferred stock, no par value per share (the “Target Preferred Stock” and, together with the Target Common Stock, the “Target Capital Stock”), of which 18,212 shares have been designated as Non-Cumulative Perpetual Preferred Stock, Series A (the “Target Series A Preferred Stock”), and are issued and outstanding as of the date of this Agreement. As of the date hereof, no shares of Target Capital Stock were reserved for issuance except for 1,725,007 shares of Target Common Stock reserved for issuance upon the exercise of outstanding Target Stock Options issued pursuant to Target’s equity compensation plans (the “Target Stock Plans”). Section 4.2(a) of the Target Disclosure Schedule sets forth the name of each holder of Target Stock Options, and the number of Target Stock Options held by each such holder. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) No Voting Debt of Target is issued or outstanding.

(c) Except for (i) this Agreement, and (ii) the rights under the Target Stock Plans which, as of the date of this Agreement, represent the right to acquire up to an aggregate of 1,725,007 shares of Target Common Stock, there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Target Capital Stock or any Voting Debt or stock appreciation rights of Target or obligating Target to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement. Except for obligations under the terms of the Target Series A Preferred Stock, there are no outstanding contractual obligations of Target (A) to repurchase, redeem or otherwise acquire any shares of Target Capital Stock or (B) pursuant to which Target is or could be required to register shares of Target Capital Stock or other securities under the Securities Act. Other than the Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Target Capital Stock. All of the Target Stock Plans have been approved by the Target’s shareholders in accordance with the requirements of the TBCA and the Code.

(d) Except as set forth in Section 4.2(d) of the Target Disclosure Schedule, Target does not own, directly or indirectly, any of the issued and outstanding shares of capital stock or other equity ownership interests of any entity.

4.3 Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of Target Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Target. The Board of Directors of Target determined that the Merger is advisable and in the best interest of Target and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s shareholders for adoption at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of the requisite percentage of the outstanding shares of Target Common Stock and the SBLF Redemption, no other corporate proceedings on the part of Target are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Parent and Acquiror) constitutes valid and binding obligations of Target, enforceable against Target in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Except as set forth in Section 4.3(b) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the terms or provisions hereof, will (i) violate any provision of the Target Charter or the Bylaws of Target, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Target or any of its respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target is a party, or by which it or any of its properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FDIC and the TDFI and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Proxy Statement/Prospectus) and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the HSR Act, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of NASDAQ, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) the approval by the shareholders of Target of this Agreement by the requisite vote of the shareholders of Target, and (viii) in connection with the SBLF Redemption, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals which are listed in Section 4.4 of the Target Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby.

4.5 Reports. Target has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2012 with the Regulatory Agencies, and all other reports and statements required to be filed by it since January 1, 2012, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Target, no Regulatory Agency has initiated any proceeding or, to the knowledge of Target, investigation into the business or operations of Target since January 1, 2012, except where such proceedings or investigation, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. Except as set forth in Section 4.5 of the Target Disclosure Schedule, there (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Target, and (y) have been no material formal or informal inquires by, or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Target since January 1, 2012.

4.6 Financial Statements. Target has previously made available to Parent true and correct copies of (i) the audited balance sheets of Target as of December 31, 2013 and 2014, and (ii) the related audited statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2013 and 2014 (the “Target Financial Statements,”), accompanied by the audit report of Mauldin & Jenkins, LLC (as to the fiscal year ended December 31, 2013) or Dixon Hughes Goodman LLP (as to the fiscal year ended December 31, 2014), independent public accountants with respect to Target (the balance sheet of Target as of December 31, 2014 is referenced herein as the “Target Balance Sheet” and the date of the Target Balance Sheet is the “Target Balance Sheet Date”). The Target Financial Statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the results of operations, changes in shareholders’ equity, cash flows and financial position of Target for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements. The Target Financial Statements (including the related notes, where applicable) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The books and records of Target have been since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Dixon Hughes Goodman LLP has not resigned (or informed Target that it intends to resign) or been dismissed as independent public accountants for Target as a result of or in connection with any disagreements with Target on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7 Broker’s Fees. Except for Raymond James & Associates, Inc. and Banks Street Partners, LLC, neither Target nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Target has provided or made available to Parent a complete and accurate copy of Target’s agreements with Raymond James & Associates, Inc. and Banks Street Partners, LLC.

4.8 Absence of Certain Changes or Events.

Since the Target Balance Sheet Date in the case of Section 4.8(a), and since the Target Balance Sheet Date through the date of this Agreement in the case of Sections 4.8(b)-(s), and except, in each case, as set forth on Section 4.8 of the Target Disclosure Schedule, Target has conducted its business only in the ordinary course of business consistent with past practice and Target has not:

(a) experienced a change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or prospects of Target which, individually or in the aggregate, has had, or would reasonably be expected to have a Material Adverse Effect with respect to Target;

(b) other than in the ordinary course of business consistent with past practice, incurred any indebtedness for borrowed money, or assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other person;

(c)

(i) adjusted, split, combined or reclassified the Target Capital Stock;

(ii) granted any stock options, warrants, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or granted any person any right to acquire any shares of Target Capital Stock;

(iii) issued, sold or otherwise permitted to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock, except for the issuance of shares of Target Common Stock upon the exercise of Target Stock Options or the vesting or settlement of awards under the Target Stock Plans (and dividend equivalents thereon, if any);

(d) settled any material claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice, in an amount and for consideration in excess of $50,000 individually or $250,000 in the aggregate or that did or would impose any material restriction on the business of Target or the Surviving Corporation or adversely affect in any material respect the parties’ ability to consummate the Merger and the other transactions contemplated hereby;

(e) merged or consolidated Target with any other person, or restructured, reorganized or completely or partially liquidated or dissolved Target;

(f) materially restructured or materially changed Target’s investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(g) made any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may have been required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Regulatory Agency or other Governmental Entity;

(h) made, or committed to make, any capital expenditures in excess of the amounts specified in the capital expenditure budget made available to Parent prior to the date hereof plus 5%;

(i) other than in the ordinary course of business consistent with past practice, made, changed or revoked any material Tax election, changed an annual Tax accounting period, adopted or materially changed any Tax accounting method, filed any amended Tax return, entered into any closing agreement with respect to Taxes, or settled any material Tax claim, audit, assessment or dispute or surrendered any right to claim a refund of a material amount of Taxes;

(j) made an application for the opening, relocation or closing of any, or opened, relocated or closed any, branch office, loan production office or other significant office or operations facility of Target;

(k) changed its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by Target’s independent public accountants;

(l) entered into any contract or commitment of more than $100,000 individually, or $250,000 in the aggregate, per annum other than purchases or sales of investment securities, the creation of deposit liabilities, and the making of loans and loan commitments, all in the ordinary course of business consistent with past practice;

(m) granted any increase in the base pay of any employee or granted any increase in or established any bonuses, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options), stock purchase or other employment benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers, or employees of Target (other than normal salary adjustments to employees made in the ordinary course of business consistent with past practice), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any material bonus, or the taking of any action not in the ordinary course of business consistent with past practice with respect to the compensation or employment of directors and officers of Target;

(n) amended the Target Charter or the Bylaws of Target;

(o) made any material change in the credit policies or procedures of Target, the effect of which was or is to make any such policy or procedure less restrictive in any respect;

(p) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition other than (i) investments in securities in Target’s investment portfolio in the ordinary course of business consistent with past practice or (ii) loans and loan commitments purchased, sold, made or entered into in the ordinary course of business consistent with past practice;

(q) entered into any lease of real or personal property, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice;

(r) declared, set aside or paid any dividend or distribution (whether in cash, securities or property or any combination thereof) in respect of any shares of Target Capital Stock or any securities or obligations convertible into or exchangeable for any shares of Target Capital Stock or any redemption, purchase or other acquisition of its securities, other than dividends on the Target Series A Preferred Stock in accordance with the terms of the Target Series A Preferred Stock; or

(s) entered into any agreement, whether oral or written, to do or make any commitment to do or adopted any board resolution or committee resolution to do any of the foregoing.

4.9 Legal Proceedings.

(a) Except as disclosed in Section 4.9(a) of the Target Disclosure Schedule, Target is not a party to any, and there are no pending or, to Target’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated banks) imposed upon Target or the assets of Target that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.10 Taxes and Tax Returns.

(a) Target has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. All such Tax returns are accurate and complete in all material respects.

(b) Target has (i) properly and timely withheld all Taxes required to be withheld, and (ii) properly remitted to the proper taxing authority all Taxes required to be remitted for which the remittance deadline has passed, with respect to amounts paid or owed to any employee, independent contractor, stockholder or other third party.

(c) With respect to any period for which the applicable statute of limitations has not expired, Target is not delinquent in the payment of any Tax. Target has not executed any agreements or waivers extending any statute of limitations on, or extending the period for the assessment or collection of, any Tax.

(d) Target does not have any material liabilities for unpaid Taxes that have not been accrued for or reserved on the Target Balance Sheet to the extent required by GAAP, whether asserted or unasserted, contingent or otherwise, and Target has no knowledge of any basis for the assertion of any such liability for unpaid Taxes that have not been accrued for or reserved on the Target Balance Sheet.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Target. Target has not received from any Governmental Entity (including jurisdictions where Target has not filed Tax returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against Target. Section 4.10(e) of the Target Disclosure Schedule lists all federal, state, local, and foreign income Tax returns filed with respect to Target for taxable periods ended on or after December 31, 2011, indicates those Tax returns that have been audited, and indicates those Tax returns that currently are the subject of audit. Target has made available to Parent complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Target filed or received since January 1, 2012.

(f) Except as set forth in Section 4.10(f) of the Target Disclosure Schedule, Target is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) (including any payment required to be made in connection with the transactions contemplated hereby) or cause the imposition of any excise Tax or penalty under Section 4999 of the Code as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Target is not a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement with any other party, and Target has not assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax. Target (A) is not and has never been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax return or member of any an affiliated, consolidated, combined or unitary group with respect to any state, local or foreign Taxes, or (B) does not have any liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Target has not been within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 the Code.

(h) Target has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(i) Target will not be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amount received on or prior to the Closing Date.

(j) Target has made available to Parent true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.

(k) Target has not participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Target Disclosure Schedule sets forth the following information (to the extent applicable) with respect to each employee of Target as of the date of this Agreement, including each employee on leave of absence or layoff status: name, job title, date of hire, employment status, current annual base salary or current wages, 2014 bonus, 2015 bonus target, sick and vacation leave and paid time off that is accrued but unused, and services credited for purposes of vesting and eligibility under any Target Benefit Plan. Section 4.11(a) of the Target Disclosure Schedule also sets forth the name of any independent contractors who render services on a regular basis to, or are under contract with, Target. There is no collective bargaining agreement in effect between Target and any labor unions or organizations representing any of the employees of Target. Target has not experienced any organized slowdown, work interruption strike or work stoppage by its employees, and, to the knowledge of Target, there is no strike, labor dispute or union organization activity pending or threatened affecting Target.

(b) Except as set forth in Section 4.11(b) of the Target Disclosure Schedule, the employment of each employee of Target is terminable at the will of Target, and Target is not a party to any employment, non-competition, severance or similar contract or agreement with any employee of Target (and copies of all such agreements have been provided or made available to Parent and Acquiror). Except as set forth in Section 4.11(b) of the Target Disclosure Schedule, no employee of Target has provided written notice to Target of termination of employment, and, to the knowledge of Target, no key employee of Target intends to terminate his or her employment with Target. To the knowledge of Target, no employee of Target is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any person other than Target that adversely affects the performance of that employee’s duties as an employee of Target.

(c) Target is, and since January 1, 2012, has been, in compliance in all material respects with any domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986, as amended. There is no unfair labor practice claim or proceeding brought by or on behalf of any employee or former employee of Target under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act or any other legal requirement pending or, to the knowledge of Target, threatened against Target.

4.12 Employee Benefits

(a) Section 4.12(a) of the Target Disclosure Schedule sets forth a true and complete list of all deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten), sponsored, maintained or contributed to or required to be contributed to by Target or by any trade or business, whether or not incorporated, all of which together with Target, would be deemed a “single-employer” under Section 4001 of ERISA (a “Target ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Target or any Target ERISA Affiliate, or with respect to which Target or any Target ERISA Affiliate otherwise has any liabilities or obligations (the “Target Benefit Plans”).

(b) No Target Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a

multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Target nor any Target ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Target Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(d) With respect to each Target Benefit Plan, Target has delivered or made available to Parent complete copies of each of the following documents: (i) a copy of each written Target Benefit Plan (including any amendments thereto and all administration agreements, insurance policies, investment management or advisory agreements and all prior Target Benefit Plan documents, if amended within the last two (2) years); (ii) a copy of the three (3) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Target Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Target Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which the plan sponsor is entitled to rely received from the Internal Revenue Service; (vi) any actuarial reports; (vii) all material correspondence with the Internal Revenue Service, Department of Labor and the Pension Benefit Guaranty Corporation regarding any Target Benefit Plan; (viii) with respect to each Target Benefit Plan subject to Title IV of ERISA, if any, a copy of the three (3) most recent Form PBGC-1 reports; (ix) all discrimination tests for each Target Benefit Plan for the three (3) most recent plan years, if any; and (x) any other material related material or documents regarding the Target Benefit Plan. Target has disclosed or made available to Parent and Acquiror the terms and conditions of any unwritten Target Benefit Plan.

(e) Except as identified in Section 4.12(a) of the Target Disclosure Schedule referenced above or as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, (i) each of the Target Benefit Plans has been operated and administered in all material respects in compliance with ERISA and the Code, (ii) each of the Target Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Target is permitted to rely) from the IRS that such Target Benefit Plan is so qualified, and to the knowledge of Target, there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such Target Benefit Plan, (iii) with respect to each Target Benefit Plan, if any, which is subject to Title IV of ERISA, the present value of accrued benefits under such Target Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Target Benefit Plan’s actuary with respect to such Target Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Target Benefit Plan allocable to such accrued benefits, (iv) all contributions due and payable by Target with respect to each Target Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (v) neither Target nor, to the knowledge of Target, any other person, including any fiduciary, has engaged in a transaction in connection with which Target or any Target Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vi) there are no pending or, to the knowledge of Target, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Target Benefit Plans or any trusts related thereto.

(f) Except as set forth in Section 4.12(f) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise)

becoming due to any director or any employee of Target from Target under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(g) Each Target Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Target Benefit Plan, and no employee of Target is entitled to any gross-up or otherwise entitled to indemnification by Target or any Target ERISA Affiliate for any violation of Section 409A of the Code.

4.13 Compliance with Applicable Law.

(a) Except as set forth in Section 4.13(a) of the Target Disclosure Schedule, Target holds, and has at all times since January 1, 2012 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of its business under and pursuant to each (and has paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Target, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened, and Target has since January 1, 2012 complied in all material respects with, and is not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Target, except where the failure to hold such license, franchise, permit, patent, trademark or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act.

(b) Target is and since January 1, 2012 has been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Target has established and maintains a system of internal controls designed to ensure material compliance by Target with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, Target has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. Neither Target nor any director, officer or employee of Target has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.14 Certain Contracts.

(a) Except for contracts, arrangements, commitments or understandings relating to loans or other extensions of credit, and except as disclosed in Section 4.14(a) of the Target Disclosure Schedule, Target is not a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees other than, in the case of employees that are not officers, in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Target, Acquiror, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which materially restricts the conduct of any line of business by Target or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a banking corporation may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) that would solely as a result of consummation of the Merger require the payment by Target or the Surviving Corporation of amounts in excess of $50,000 individually or $250,000 in the aggregate, or (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits under which will be increased, or the vesting of the benefits under which will be accelerated, by the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits under which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Target Disclosure Schedule, is referred to herein as a “Target Material Contract”, and Target does not have knowledge of, and has not received notice of, any default or any violation of the above by any of the other parties thereto which would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Target has delivered or made available to Parent a complete and accurate copy of each Target Material Contract and all amendments or modifications to each Target Material Contract.

(b) (i) Each Target Material Contract is valid and binding on Target, and in full force and effect, (ii) Target has in all material respects performed all obligations required to be performed by it to date under each Target Material Contract, and (iii) no event or condition currently exists which constitutes or, after notice or lapse of time or both, will constitute a default on the part of Target under any such Target Material Contract, except where such default would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.15 Agreements with Regulatory Agencies. Except as set forth in Section 4.15 of the Target Disclosure Schedule, Target is not subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, and has not been ordered to pay any civil monetary penalty by, or been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restrict(s) in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management (each, whether or not set forth in the Target Disclosure Schedule, a “Target Regulatory Agreement”), nor, to the knowledge of Target, has Target been advised since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.

4.16 Real Estate.

(a) All leases for real property (each a “Lease” and collectively, the “Leases”) to which Target is a party are in full force and effect and are binding and enforceable against the lessors, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such Leases, as amended or modified, have been provided or made available to Parent or its advisors.

(b) To the knowledge of Target, (i) Target is entitled to and has exclusive possession of the real estate subject to the Leases (the “Real Estate”), (ii) the Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with Target’s use of the Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the Real Estate other than Target, and (iv) there are no easements of any kind in respect of the Real Estate materially and adversely affecting the rights of Target to use the Real Estate for the conduct of its business.

(c) With respect to the Real Estate:

(i) Target is not in material default under the terms of the Leases;

(ii) to the knowledge of Target, the lessor is not in material default under any of the terms of the Leases;

(iii) to the knowledge of Target, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would materially affect the use and operation of the Real Estate as currently being used and operated by Target, and (B) there are no special assessment proceedings affecting the Real Estate;

(iv) to the knowledge of Target, none of the Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v) to the knowledge of Target, all existing water, drainage, sewage and utility facilities relating to the Real Estate are adequate for Target’s existing use and operation of the Real Estate and all such facilities enter the Real Estate directly from public rights-of-way or other public facilities.

(d) To the knowledge of Target, the Real Estate is zoned for the purposes for which it is being used by Target.

4.17 Interest Rate Risk Management Instruments. Except as set forth in Section 4.17 of the Target Disclosure Schedule, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Derivative Contracts”), whether entered into for the account of Target, or for the account of a customer of Target, were entered into in the ordinary course of business and, to Target’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Target enforceable in accordance with the terms thereof (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Target has duly performed in all material respects all of its material obligations under the Derivative Contracts to the extent that such obligations to perform have accrued, and to Target’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

4.18 Undisclosed Liabilities. Except for liabilities and obligations (i) set forth or adequately provided for in the Target Balance Sheet, (ii) incurred in the ordinary course of business and consistent with past practice since the Target Balance Sheet Date, or (iii) set forth in Section 4.18 of the Target Disclosure Schedule, Target does not have any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target.

4.19 Insurance. Section 4.19 of the Target Disclosure Schedule sets forth a complete and accurate list of all insurance policies under which any of the assets or properties of Target are covered or otherwise relating to the business of Target, including policy numbers, names and addresses of insurers and type of liability or risk covered, amounts of coverage, limitations and deductions and expirations dates, and whether each such policy is claims-made or occurrence-based. Each such policy is in full force and effect, and Target has paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed in all material respects all of its obligations under, each such insurance policy. The policy limits of insurance policies currently in effect covering assets, employees and operations of Target have not been materially eroded by the payment of claims or claim handling expenses.

4.20 Intellectual Property; Data Privacy.

(a) Section 4.20(a) of the Target Disclosure Schedule sets forth a true, complete and correct list of (except for “goodwill” and “other confidential information,” which are not required to be set forth on such schedule but shall still constitute “Intellectual Property” as defined in this Section 4.20) all (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all registrations and applications related to the foregoing; (ii) patents, inventions and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (iii) copyrights (including any registrations and applications for the same); (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing, but excluding off-the-shelf software that have individual acquisition costs of $20,000 or less (“Software”); (v) technology, trade secrets, know-how, proprietary processes, formulae, algorithms, models, and methodologies; and (vi) licenses for any of the foregoing (the “Intellectual Property”) used in or held for us in the conduct of the business of Target (the “Target Intellectual Property”). Target owns or has a valid and enforceable license to use all Target Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates). The Target Intellectual Property constitutes, in all material respects, all of the Intellectual Property necessary to carry on the business of Target as currently conducted. The Target Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and Target has not received any written notice challenging the validity or enforceability of the Target Intellectual Property. To the knowledge of target, the conduct of the business of Target does not violate, misappropriate or infringe upon the intellectual property rights of any third party. The consummation of the transactions contemplated hereby will not result in any material loss or impairment of the right of Target to own or use any of the Target Intellectual Property. All information technology equipment, Software and systems used in and necessary to the conduct of the business of Target operate and perform in all material respects in accordance with their documentation and functional specifications and as necessary for the conduct of the business of Target. No material trade secret or other material confidential information has been disclosed or authorized to be disclosed by Target or its authorized representatives to any person, other than pursuant to a non-disclosure agreement that protects the proprietary interests of Target in and to such material trade secrets and confidential information. Target has taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how.

(b) Target has in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of Target’s information technology systems, Software owned or purported to be owned by Target (“Target-Owned Software”), and all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Target Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and Target is in compliance in all material respects with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Target Data, including card association rules and the payment card industry data security standards. There currently are not any, and since January 1, 2012, have not been any, pending or, to the knowledge of Target, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Target’s information technology systems, including the Target-Owned Software; or (ii) Target Data or any other such information collected, maintained or stored by or on behalf of Target (or any acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21 Investment Securities. Section 4.21 of the Target Disclosure Schedule sets forth as of March 31, 2015, the investment securities of Target, as well as any purchases or sales of such securities between March 31, 2015 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in ASC 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after March 31, 2015. Except as set forth in Section 4.21 of the Target Disclosure Schedule, Target has not purchased or sold any such securities listed and described thereon. Except as set forth in Section 4.2(d) of the Target Disclosure Schedule, Target does not own any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution.

4.22 Regulatory Capitalization. Target is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

4.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.23(a) of the Target Disclosure Schedule, as of the date hereof, Target is not a party to any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of March 31, 2015, over sixty (60) days delinquent in payment of principal or interest.

(b) Section 4.23(b) of the Target Disclosure Schedule identifies (x) each Loan that as of March 31, 2015 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Target or any bank examiner, together with the principal amount of each such Loan and the account number of the borrower thereunder and (y) each asset of Target that as of March 31, 2015 was classified as other real estate owned (“OREO”) and the book value thereof as of March 31, 2015.

(c) Each Loan held in Target’s loan portfolio (“Target Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) There are no oral modifications or amendments related to the Target Loans that are not reflected in the written records of Target. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, all currently outstanding Target Loans are owned by Target free and clear of any Liens. No claims of defense as to the enforcement of any Target Loan have been asserted in writing against Target for which there is a reasonable possibility of an adverse determination, and Target has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Target. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, none of the Target Loans are presently serviced by third parties, and there is no obligation which could result in any Target Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, each outstanding Target Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of Target and with all applicable federal, state and local laws, regulations and rules. The loan documents with respect to each such Target Loan are complete and correct in all material respects.

(f) Target is not now nor has it ever been since January 1, 2012, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Target is not a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Target to repurchase from any such person any Loan or other asset of Target, unless there is a material breach of a representation or covenant by Target.

4.24 Allowance for Loan and Lease Losses. Target’s allowance for loan and lease losses as reflected in the Target Balance Sheet was, as of the Target Balance Sheet Date, in compliance with Target’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25 Trust Business; Administration of Fiduciary Accounts. Target has in all material respects properly administered all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance in all material respects with the terms of the governing documents and applicable laws and regulations. Neither Target, nor to Target’s knowledge, any of its directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are in all material respects true and correct and accurately reflect the assets of such fiduciary account.

4.26 Investment Management and Related Activities. Except as set forth on Section 4.26 of the Target Disclosure Schedule, neither Target nor any of its directors, officers or employees is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, or in any similar capacity with a Governmental Entity or Regulatory Agency.

4.27 Repurchase Agreements. With respect to all agreements pursuant to which Target has purchased securities subject to an agreement to resell, if any, Target has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.28 Deposit Insurance. The deposits of Target are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and Target has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Target’s knowledge, threatened.

4.29 CRA, Anti-money Laundering and Customer Information Security. Target is not a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Target’s knowledge, no facts or circumstances exist which would cause Target: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Target pursuant to 12 C.F.R. Part 364. Furthermore, the Board of Directors of Target has adopted and Target has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

4.30 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by Target to, and Target is not otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Target, or to Target’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Target and other than deposits held by Target or Loans made by Target in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Target and any of its affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.31 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Target, or that could reasonably be expected to result in the imposition on Target of, any liability or obligation arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or, to the knowledge of Target, threatened against Target, and to the knowledge of Target there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. Target is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.32 State Takeover Laws. The Board of Directors of Target has approved the transactions contemplated by this Agreement for purposes of Sections 48-103-101 through 48-103-505 of the TBCA, if applicable to Target, such that the provisions of such sections of the TBCA will not apply to this Agreement or any of the transactions contemplated hereby.

4.33 Reorganization. As of the date of this Agreement, Target is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.34 Information Supplied. None of the information supplied or to be supplied by Target for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Target with respect to statements made or incorporated by reference therein based on information supplied by Parent or Acquiror for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

4.35 Internal Controls. Except as set forth on Section 4.35 of the Target Disclosure Schedule, (i) Target has implemented and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) no material weaknesses in internal controls or reportable conditions existed as of the Target Balance Sheet Date. Target (i) has implemented and maintains disclosure controls and procedures to ensure that material information relating to Target is made known to the management of Target, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s independent registered public accounting firm and the audit committee of Target’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Target’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Target’s internal control over financial reporting. Target has made available to Parent a summary of any such disclosure made by management to Target’s auditors and audit committee since January 1, 2012.

4.36 Directors and Officers. Section 4.36 of the Target Disclosure Schedule lists each of the directors and “executive officers” (as such term is defined in 12 C.F.R. 215.2) of Target.

4.37 Opinion of Target Financial Advisor. The Board of Directors of Target has received an opinion of Raymond James & Associates, Inc., dated the date of this Agreement (and if it is in writing, has provided a copy to Parent), to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the consideration to be received by the holders of Target Common Stock in connection with the Merger is fair, from a financial point of view, to the holders of Target Common Stock.

4.38 No Further Representations. Except for the representations and warranties set forth in Article IV of this Agreement, Target does not make, and shall not be deemed to make, any representation or warranty to Parent or Acquiror, express or implied, with respect to the transactions contemplated by this Agreement, and Target hereby disclaims any such representation or warranty not set forth in Article IV of this Agreement.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including the Target Disclosure Schedule), as required by law, at the written direction of a Governmental Entity or Regulatory Agency, or as consented to by Parent (which consent shall not be unreasonably withheld), Target shall (a) conduct its business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) perform its covenants and agreements under this Agreement. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including the Parent Disclosure Schedule), as required by law, at the direction of a Governmental Entity or Regulatory Agency, or as consented to by Target (which consent shall not be unreasonably withheld), each of Parent and Acquiror shall, and shall cause their Subsidiaries to, (x) conduct their business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws and (y) perform their covenants and agreements under this Agreement.

5.2 Target Forbearances During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Target Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, as required by law, or at the written direction of a Governmental Entity or Regulatory Agency, Target shall not without the prior written consent of Parent (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Cincinnati, and sales of certificates of deposit);

(b) (i) adjust, split, combine or reclassify any shares of Target Capital Stock; (ii) make, declare or pay any dividend, or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Target Capital Stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Target Capital Stock except (1) dividends due and payable by Target to holders of Target Series A Preferred Stock in accordance with the terms of the Target Series A Preferred Stock, and (2) if permitted under the Target Stock Plans, the acceptance of shares of Target’s Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Target’s Stock Options; (iii) grant any stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Target Capital Stock; or (iv) issue, sell or otherwise permit to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock, except pursuant to the exercise of Target Stock Options outstanding as of the date of this Agreement;

(c) (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Target, (ii) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law, (iii) pay any bonus, (iv) become a party to, amend or commit itself to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or (v) except as required under any existing plan, grant or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Target Stock Options;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Target to any person or cancel, release or assign any indebtedness owed to Target that is material to Target to any such person or any claims held by any such person that are material to Target, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) enter into any new line of business that is material to Target, or change, amend or modify its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Target, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditure either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g) acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

(h) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend the Target Charter or Target’s Bylaws or otherwise take any action to exempt any person (other than Parent or its Subsidiaries) or any action taken by any person from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality, non-solicitation, no-hire or standstill agreements in place with any third parties;

(j) (i) terminate, materially amend, or waive any material provision of any Target Material Contract or Lease, or make any change in any instrument or agreement governing the terms of any of its securities, or (ii) enter into any contract that would constitute a Target Material Contract or Lease if it were in effect on the date of this Agreement;

(k) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(l) merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

(m) other than in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(n) acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, or classify any security now held in or subsequently purchased for Target’s investment portfolio as other than “available for sale,” as that term is used in ASC 320;

(o) other than settlement of foreclosure actions in the ordinary course of business consistent with past practice, enter into any settlement or similar agreement with respect to any material action, suit, proceeding, order or investigation to which Target is or becomes a party after the date of this Agreement;

(p) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement;

(q) implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

(r) make any changes to deposit pricing other than in the ordinary course of business consistent with past practice;

(s) except for loans or extensions of credit approved and/or committed as of the date hereof that are listed on Section 5.2(s) of the Target Disclosure Schedule, make, renegotiate, increase, or modify any (i) unsecured new loan over $1,000,000 or aggregate issuances of new unsecured loans of greater than $15,000,000 (ii) loan in excess of Federal Financial Institutions Examination Council regulatory guidelines relating to loan to value ratios, (iii) secured loan over $10,000,000 (iv) loan with a duration of more than 120 months or (v) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of Target (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $10,000,000;

(t) other than in connection with the making of loans otherwise permitted by Section 5.2(s), make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop, any real estate owned by Target;

(u) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(v) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or materially change any Tax accounting method, file any amended Tax return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(w) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(x) hire any person as an employee of Target, except for at-will employees to fill vacancies that may arise from time to time in the ordinary course of business;

(y) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(z) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or a committee thereof in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent and Acquiror Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Parent Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, neither Acquiror nor Parent, as the case may be, shall or shall permit any of their Subsidiaries to, without the prior written consent of Target (which consent shall not be unreasonably withheld):

(a) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement;

(c) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or a committee thereof in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Target and Parent shall promptly prepare and Parent shall file with the SEC the Proxy Statement/Prospectus and Parent shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Target and Parent shall use their reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Target shall thereafter promptly mail or deliver the Proxy Statement/Prospectus to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Capital Stock as may be reasonably requested in connection with any such action. If at any time prior to or after the Effective Time any information relating to any of the parties, or their respective affiliates, officers or directors, should be discovered by a party, which information should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated or made available on the SEC’s EDGAR database to the shareholders of Parent and mailed or delivered to the shareholders of Target.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties; provided, however, that in no event shall Parent or Acquiror be required to agree to any prohibition, limitation, or other requirement which (i) would prohibit or materially limit the ownership or operation by Target, or by Parent or Acquiror or any of their Subsidiaries, of all or any material portion of the business or assets of Target or Parent or Acquiror or any of their Subsidiaries, (ii) compel Parent or Acquiror or any of their Subsidiaries to dispose of all or any material portion of the business or assets of Target or of Parent or Acquiror or any of their Subsidiaries or continue any portion of any Target Regulatory Agreement against Parent or Acquiror or any of their Subsidiaries after the Merger or (iii) would reasonably be expected to have a Material Adverse Effect on Parent after giving effect to the Merger (together, the “Burdensome Conditions”); provided, further, however, that (1) any prohibition, limitation or other requirement imposed by a Governmental Entity or Regulatory Agency which is customarily imposed in published orders or approvals for transactions such as the Merger shall not be deemed to be a Burdensome Condition and (2) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Parent and Acquiror shall negotiate in good faith with the relevant Governmental Entity or Regulatory Agency to seek a commercially reasonable modification to the prohibition, limitation or other requirement to reduce the burdensome nature thereof such that the prohibition, limitation or other requirement no longer constitutes a Burdensome Condition. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) days after the date of this Agreement, Parent and Acquiror shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with each other party hereto with respect to the obtaining of all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. Parent and Acquiror, on the one hand, and Target, on the other hand, will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Proxy Statement/Prospectus and any application, petition or other statement or application made by or on behalf of Parent or Acquiror or Target to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. Parent and Acquiror, on the one hand, and Target, on the other hand, shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent and Acquiror or Target, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain information filed under a claim of confidentiality (except for the Interagency Bank Merger Act Application) and, in each case, subject to applicable laws relating to the exchange of information.

(c) Each of Target, on the one hand, and Acquiror or Parent, on the other hand, shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Target, Parent, Acquiror or any of their respective Subsidiaries to any Governmental Entity or Regulatory Agency in connection with the Merger and the other transactions contemplated by this Agreement. Each of Parent and Acquiror, on the one hand, and Target, on the other hand, agrees, as to itself and its Subsidiaries, (i) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of Parent and Acquiror, on the one hand, and Target, on the other hand, further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement/Prospectus.

(d) Each of Target, on the one hand, and Parent or Acquiror, on the other hand, shall promptly advise the other upon receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

(e) Parent and Acquiror, on the one hand, and Target, on the other hand, shall promptly furnish each other with copies of written communications received by Parent, Acquiror or Target, as the case may be, or delivered by either of Parent, Acquiror or Target, to any Governmental Entity or Regulatory Agency in respect of the transactions contemplated by this Agreement.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Target shall afford to the officers, employees, accountants, counsel and other representatives of Parent or Acquiror, reasonable access, during normal business hours during the period prior to the Effective Time, to all of Target’s properties, books, contracts, commitments and records and, during such period, Target shall make available to Parent or Acquiror (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Target is not permitted to disclose under applicable law) and (ii) all other information concerning Target’s business, properties and personnel as Parent or Acquiror may reasonably request. Target shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Target’s customers, jeopardize the attorney-client privilege attached to such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Mutual Non-Disclosure and Confidentiality Agreement dated as of November 10, 2014, entered into by and between Parent and Target (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with the terms thereof; provided, however, that, effective as of the Effective Time, all confidential information of Target will be deemed to be “Confidential Information” of Parent and will be subject to the protections set forth therein for the benefit of Parent.

(c) No investigation by any of the parties or their respective representatives pursuant to this Section 6.2 shall affect the representations and warranties of the other party or parties set forth herein.

6.3 Shareholder Approval.

(a) Target shall take, in accordance with applicable law and the Target Charter and Target’s Bylaws, all action necessary to convene a meeting of its shareholders (the “Target Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of Target’s shareholders voting upon proposals to adopt and approve this Agreement and the Merger. The Board of Directors of Target shall use its reasonable best efforts to obtain from the shareholders of Target the vote in favor of the adoption of this Agreement and the transactions contemplated hereby required by the TBCA and the Target Charter and Target’s Bylaws, including by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that the shareholders approve this Agreement and the transactions contemplated hereby (such approval the “Target Shareholder Approval”).

(b) Target shall adjourn or postpone the Target Shareholders’ Meeting if, (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Target Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) if on the date of such meeting Target has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of Target at the Target Shareholders’ Meeting for the purpose of Target’s shareholders voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve Target of such obligations.

6.4 Legal Conditions to Merger. Each of Target, Parent and Acquiror shall, and Parent shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency and any other third party that is required to be obtained by Parent, Acquiror or Target in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Stock Quotation or Listing. Parent shall cause the shares of Parent Common Stock to be issued in connection with the Merger to be qualified for quotation or listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans; Existing Agreements.

(a) Within one year following the Effective Time (but in the case of the Parent’s 401(k) Plan beginning with the first full payroll period that commences following the Effective Time or as soon thereafter as administratively practicable), to the extent permissible under the terms of the Parent Benefit Plans and the cash and equity incentive plans of Parent (the “Parent Incentive Plans”), the employees of Target as of the Effective Time (the “Target Employees”) will be eligible to participate in the Parent Benefit Plans and Parent Incentive Plans in which similarly situated employees of Acquiror or its Subsidiaries participate, to the same extent as similarly situated employees of Acquiror or its Subsidiaries (it being understood that inclusion of Target Employees in the Acquiror Benefit Plans and the Parent Incentive Plans may occur at different times with respect to different plans) except as provided below.

(b) To the extent not prohibited by applicable legal requirements, the employees of Target employed by Acquiror or any of its Affiliates after the Effective Time (the “Continuing Employees”) shall, for a period of at least nine (9) months following the Effective Time (the “Protected Period”), be entitled to the same or better annual salary or hourly wages to which the Continuing Employees were entitled on the Closing Date.

(c) With regard to Target Employees identified on Schedule 6.6(c), and to the extent that during the Protected Period a Continuing Employee other than a Target Employee identified on Schedule 6.6(c) is terminated without cause, Acquiror shall pay or cause to be paid, severance pay in an amount equal to the amounts set forth on Schedule 6.6(c). For purposes of this Section 6.6, “cause” shall have the same meaning as provided in any employment agreement between any Continuing Employee and Parent or any Affiliate of Parent on the date such Continuing Employee is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (1) fraud or dishonesty against Parent or any Affiliate of Parent; (2) the Continuing Employee’s willful misconduct, repeated refusal to follow the reasonable directions of the Parent’s Board of Directors or knowing violation of law in the course of performance of the duties of the Continuing Employee’s service with Parent or any Affiliate of Parent; (3) repeated absences from work without a reasonable excuse; (4) repeated intoxication with alcohol or drugs while on the premises of Parent or any Affiliate of Parent during regular business hours; (5) a conviction or plea of guilty or NOLO CONTENDERE to a felony or a crime involving dishonesty; or (6) a breach or violation of the terms of any agreement to which the Continuing Employee and Parent or any Affiliate of Parent are party.

(d) With respect to each Parent Benefit Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, and entitlement to benefits, including for severance benefits and vacation entitlement, but not for purposes of benefit accrual, service with Target shall be treated as service with Acquiror; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall to the extent permissible under the terms of the Parent Benefit Plans and as permitted by the applicable insurer, apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Benefit Plan shall to the extent permissible under the terms of the Parent Benefit Plans and as permitted by the applicable insurer, waive pre-existing condition limitations to the same extent waived under the applicable Target Benefit Plan. Target Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Benefit Plans and to the extent permissible by the applicable insurer.

(e) From and after the Effective Time, Acquiror or the Surviving Corporation, as applicable, will assume and honor in accordance with their terms all employment, severance, change of control and other compensation agreements and arrangements between Target and any of its employees (that are listed on Section 6.6(e) of the Target Disclosure Schedule), which are not terminated in connection with the consummation of the transactions contemplated by this Agreement, and all accrued and vested benefit obligations through the Effective Time which are between Target and any of its current or former directors, officers, employees or consultants.

(f) From and after the Effective Time, Acquiror or the Surviving Corporation, as applicable, will, and will cause any applicable Parent Benefit Plan to, provide or pay when due to the Target Employees all benefits and compensation pursuant to Target Benefit Plans in effect on the date hereof earned or accrued through, and to which such individuals are entitled, as of the Effective Time (or such later time as such Target Benefit Plans as in effect at the Effective Time are terminated or canceled by Acquiror or the Surviving Corporation) subject to compliance with the terms of this Agreement.

(g) At the Effective Time, Target shall cease contributions to and terminate Target’s 401(k) Plan, and shall (a) adopt written resolutions (a copy of which shall be delivered to Parent and Acquiror at the Closing) to terminate the 401(k) Plan and 100% vest all participants under the 401(k) Plan, such termination and vesting to be effective immediately prior to the Effective Time; and (ii) deliver to Parent and Acquiror, prior to the Closing, notice of the 401(k) Plan termination to any trustees and custodians of the 401(k) Plan and/or its assets. Parent and Acquiror reserve the right to suspend the distribution of benefits from the 401(k) Plan until the later of the receipt of a favorable determination letter from the IRS with respect to the termination of the 401(k) Plan and the completion of final testing and record keeping for the 401(k) Plan.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Target, or who is or was serving at the request of Target as a director, officer, employee or agent of another person, including any entity specified in the Target Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or any of its predecessors or is or was serving at the request of Target or any of its predecessors as a director, officer, employee or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent and Acquiror shall indemnify, defend and hold harmless each such Indemnified Party to the same extent as such Indemnified Party is indemnified as of the date of this Agreement by Target pursuant to the Target Charter, Target’s Bylaws, and any indemnification agreements in existence as of the date hereof (copies of which have been provided to Parent and Acquiror) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Subject to the following sentence, for a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Target (provided, that Parent and the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Target arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Parent and the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the aggregate annual premium paid as of the date hereof by Target for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent and the Surviving Corporation shall cause to be maintained policies of insurance which, in Parent’s and the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Target, in consultation with Parent, may (and at the request of Parent, Target shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Target’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event Parent or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as appropriate, assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements. In case at any time before or after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by the other parties to this Agreement.

6.9 Advice of Changes. Each of Target, on the one hand, and Parent and Acquiror, on the other hand, shall promptly advise the other party or parties to this Agreement of any fact, change, event or circumstance (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying fact, change, event or circumstance would independently result in the failure of a condition set forth in Article VII to be satisfied or provide a basis for terminating this Agreement.

6.10 Acquisition Proposals.

(a) Target and each of its affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Target (each a “Target Representative”)) shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal. From the date of this Agreement through the Effective Time, Target shall not, nor shall it authorize or permit any Target Representative to, directly or indirectly through another person, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any Target Representative, whether or not such Target Representative is so authorized and whether or not such Target Representative is purporting to act on behalf of Target or otherwise, shall be deemed to be a breach of this Agreement by Target.

(b)

(i) Notwithstanding the foregoing, the Board of Directors of Target shall be permitted, prior to the Target Shareholders’ Meeting, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement which its Board of Directors concludes in good faith constitutes or is reasonably likely to result in a Superior Proposal if and only to the extent that the Board of Directors of Target concludes in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that failure to take such actions would result in violation of its fiduciary duties under applicable law and subject to compliance with the other terms of this Section 6.10; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Target shall have provided notice to Parent and Acquiror of its intention to provide such information, and shall have provided such information to Parent and Acquiror if not previously provided to Parent and Acquiror, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall include customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and not provide such person with any exclusive right to negotiate with Target.

(ii) In addition to the obligations of Target under Section 6.10(d), Target shall notify Parent and Acquiror promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to Target that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Target shall also promptly, and in any event within 48 hours, notify Parent and Acquiror, orally and in writing, if it enters into discussions, negotiations or other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.10(b) and keep Parent and Acquiror informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(iii) Nothing contained in this Section 6.10 shall prohibit Target from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c) Target agrees that (i) it will and will cause the Target Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party with respect to any Acquisition Proposal.

(d) Target’s Board of Directors shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Parent or Acquiror, its recommendation referred to in Section 6.3(a), or (ii) approve or recommend (or publicly propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Target shall not, and Target’s Board of Directors shall not allow Target to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining the Target Shareholder Approval, Target’s Board of Directors may, if it determines in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that the failure to do so would violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent and Acquiror under this Section 6.10(d), make an Adverse Recommendation Change; provided that Target may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Target shall not have breached Section 6.3 or this Section 6.10 in any material respect and (y):

(i) within three (3) business days after notice to Parent and Acquiror of receipt of an Acquisition Proposal, Target’s Board of Directors determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Parent and Acquiror under this Section 6.10(d);

(ii) Target has given each of Parent and Acquiror at least ten (10) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal;

(iii) Before effecting such Adverse Recommendation Change, Target has negotiated, and has caused Target Representatives to negotiate, in good faith with Parent and Acquiror during such notice period to the extent Parent or Acquiror wishes to negotiate, to enable Parent or Acquiror to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; and

(iv) Target’s Board of Directors, following the final of such ten (10) (or five (5), as applicable) business day period (as described below) again determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate its fiduciary duties under applicable law.

In the event of any material change to the terms of such Superior Proposal, Target shall, in each case, be required to deliver to Parent and Acquiror a new written notice, the notice period shall have recommenced and Target shall be required to comply with its obligations under this Section 6.10(d) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to five (5) business days (rather than the ten (10) business days referenced in clause (D) above).

(e) Subject to Section 8.1(j) (and in that case, only if Target shall have complied in all material respects with its obligations under Section 6.3 and this Section 6.10), nothing in this Section 6.10 shall permit Target to terminate this Agreement or affect any other obligation of Target under this Agreement. Unless this Agreement has been terminated, Target shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(f) For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of Target, (x) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of any class of equity securities of Target or 20% or more of the assets of Target, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting power of any class of equity securities of Target, or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Target, in each case other than the transactions contemplated by this Agreement.

(g) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the Board of Directors of Target concludes in good faith, after consultation with its financial advisors and outside legal counsel, taking into account the likelihood of consummation of such transaction on the terms set forth therein and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of Target from a financial point of view than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.10(f) except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “50% or more.”

6.11 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, Target will furnish to Parent (a) financial statements of Target (including balance sheets, statements of operations and shareholders’ equity) (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Target’s Board of Directors or any committee thereof relating to the financial performance and risk management of Target.

6.12 Exemption from Liability under Section 16(b). Prior to the Effective Time, Parent and Target shall each take such steps as may be necessary or appropriate to cause any disposition of shares of Target Common Stock and Target Stock Options by shareholders or optionholders of Target in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the holders of Target Capital Stock entitled to vote thereon (such requisite affirmative vote referred to herein as the “Requisite Shareholder Approval”).

(b) Listing or Quotation. The shares of Parent Common Stock which shall be issued to the shareholders of Target upon consummation of the Merger shall have been qualified for quotation on NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC or TDFI and any other approvals set forth in Section 3.4 and Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger or those the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which prohibits, materially restricts or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Target. The obligation of Target to effect the Merger is also subject to the satisfaction, or waiver by Target, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Acquiror set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent and Acquiror set forth in Section 3.1(a), 3.1(b), 3.1(c), 3.2(b) and 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent and Acquiror set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Parent. Target shall have received a certificate signed on behalf of each of Parent and Acquiror by the Chief Executive Officer and the Chief Financial Officer of each of Parent and Acquiror to the foregoing effect.

(b) Performance of Obligations of Acquiror. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer and the Chief Financial Officer of Acquiror to such effect.

(c) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(d) Tax Opinion. Target shall have received an opinion of Butler Snow LLP, legal counsel to Target, dated as of the Closing Date and in form and substance reasonably satisfactory to Target, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Acquiror, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Acquiror and Parent. The obligation of Acquiror and Parent to effect the Merger is also subject to the satisfaction or waiver by Acquiror and Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Target set forth in Section 4.2(a) and Section 4.8(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Target set forth in Section 4.1(a), 4.1(b), Section 4.2(b), 4.2(c), and Section 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Target set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Target or the Surviving Corporation. Parent and Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c) Regulatory Agreements. There shall be no Target Regulatory Agreements in effect that would have a Material Adverse Effect on Parent after the Effective Time.

(d) Dissenters’ Rights. Holders of no more than ten percent (10%) of the outstanding shares of Target Common Stock shall have exercised dissenters’ rights in accordance with the TBCA and not effectively withdrawn or otherwise lost their respective rights to appraisal with respect to their respective shares of Target Common Stock.

(e) Employment or Change-in-Control Agreements. Employment, or Change-in-Control, Agreements, substantially in the forms of Exhibit B-1 and B-2 attached hereto, shall have been executed by those individuals listed on Schedule 7.3(e) attached hereto (the “Affected Employees”) and, subject to the Target, Parent or Acquiror on the Closing Date making such payments as would have been owed to the Affected Employees pursuant to Section 5(b) of each such Affected Employee’s employment agreement had the Merger been consummated without the termination of such employment agreements and the Affected Employees’ employment had been terminated without cause immediately prior to or immediately following the Merger, such individuals and the Target shall have terminated each Affected Employee’s then existing employment agreement effective as of immediately prior to the Effective Time.

(f) Tax Opinion. Parent and Acquiror shall have received an opinion of Bass, Berry & Sims PLC, legal counsel to Parent and Acquiror, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent and Acquiror, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Acquiror, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of Target:

(a) by mutual consent of Parent and Target in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either Parent or Target, if a Governmental Entity or Regulatory Agency that must provide Parent, Acquiror or Target with a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable, or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Parent or Target, if the Merger shall not have been consummated on or before December 31, 2015; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by either Parent or Target (provided that, if Target is the party seeking to terminate this Agreement, it shall not be in material breach of any of its obligations under Section 6.3 and Section 6.10), if any approval of the shareholders of Target required for the consummation of the Merger shall not have been obtained upon a vote taken thereon at the Target Shareholders’ Meeting or at any adjournment or postponement thereof;

(e) by either Parent or Target (provided that neither Parent nor Acquiror, in the event of termination by Parent, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement by Parent or Acquiror (in the event of termination by Target) or by Target (in the event of termination by Parent), which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of a representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by Parent or Acquiror) or Section 7.3(a) (in the case of a breach of a representation or warranty by Target);

(f) by either Parent or Target (provided that neither Parent nor Acquiror, in the event of termination by Parent, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements set forth in this Agreement by Parent or Acquiror (in the event of termination by Target) or by Target (in the event of termination by Parent), which breach shall not have been cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party entitled to the benefit of such covenant or agreement not to consummate the transactions contemplated hereby under Section 7.2(b) or Section 7.2(c) (in the case of a breach of covenant or agreement by Parent or Acquiror) or Section 7.3(b) (in the case of a breach of covenant or agreement by Target);

(g) by Parent if (i) the Board of Directors of Target does not publicly recommend in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, (ii) after recommending in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, the Board of Directors of Target shall have effected any Adverse Recommendation Change, or (iii) Target materially breaches its obligations under this Agreement by reason of a failure to prepare and mail to its shareholders the Proxy Statement/Prospectus or a failure to call a meeting of its shareholders in accordance with Sections 6.1 and 6.3, respectively;

(h) by Parent, if the Board of Directors of Target has authorized, recommended, or publicly announced its intention to authorize or recommend any Acquisition Proposal with any persons other than Acquiror or Parent or if Target otherwise breaches, in any material respect, its obligations under Section 6.10 of this Agreement;

(i) by Target, if both (i) the Average Closing Price (as defined below) is less than $40.00 and (ii) (1) the number obtained by dividing the Average Closing Price by the average closing price per share of Parent Common Stock on NASDAQ for the ten (10) consecutive trading days ending on (and including) the date of this Agreement, rounded to four decimal places, is less than (2) the difference between (x) the number obtained by dividing the Index Value (as defined below) on the Determination Date by the Index Value on the Starting Date, rounded to four decimal places, minus (y) 0.20. For purposes of this Section 8.1(i), “Average Closing Price” means the average closing price per share of Parent Common Stock as reported on NASDAQ for the ten (10) consecutive trading days ending on (and including) the Determination Date; “Determination Date” means that certain date which is the fifth business day prior to the Closing Date; “Index Value” on a given date shall mean the closing index value for the NASDAQ Bank Index as reported by Bloomberg, L.P.; and “Starting Date” means the date of this Agreement, or if the date of this Agreement is not a date on which the Index Value is available (an “Index Availability Date”) the Index Availability Date that is closest to, but prior to, the date of this Agreement; or

(j) by Target, at any time prior to the approval of this Agreement by the shareholders of Target, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided that Target is not in material breach of any of its obligations under Section 6.3 or Section 6.10 of this Agreement; provided that any such purported termination pursuant to this Section 8.1(j) shall be void and of no force or effect unless Target has paid the Termination Fee (as defined below) in accordance with Section 8.3.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Target or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any of the parties to this Agreement or their respective officers or directors, except (A) with respect to Sections 6.2(b), 8.2, and 8.3 and Article IX, which shall survive such termination and (B) notwithstanding anything to the contrary contained in this Agreement, with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

8.3 Termination Fee.

(a) Target shall pay Parent, by wire transfer of immediately available funds, the sum of $8,200,000 (the “Termination Fee”) if this Agreement is terminated as follows:

(i) if Parent shall terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(h) (or if this Agreement is terminated pursuant to Section 8.1(c), but at the time of such termination Parent could have terminated this Agreement pursuant to Sections 8.1(g) or 8.1(h)), then Target shall pay the Termination Fee on the business day following such termination;

(ii) if (A) either Parent or Target shall terminate this Agreement pursuant to Section 8.1(d) because the required Target Shareholder Approval shall not have been received and (B) at any time after the date of this Agreement and at or before the Target Shareholders Meeting a bona fide Acquisition Proposal shall have been publicly announced by or otherwise communicated or made known to senior management or to the Board of Directors of Target (a “Public Proposal”), which has not been withdrawn prior to the date of the termination of this Agreement, and within nine (9) months of the date of such termination of this Agreement Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal;

(iii) if (A) Parent or Target shall terminate this Agreement pursuant to Section 8.1(c) or Parent shall terminate this Agreement pursuant to Section 8.1(e) or (f), and (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to Target that has not been withdrawn prior to such termination and within nine (9) months of the date of such termination of this Agreement Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above) that is the subject of such Public Proposal, then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal; or

(iv) if Target shall terminate this Agreement pursuant to Section 8.1(j).

For purposes of this Section 8.3(a), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(b) If Target fails to pay the Termination Fee payable under this Section 8.3 on the dates specified, then Target shall pay all costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action or proceeding (including the filing of any lawsuit) taken by Parent to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received.

(c) The parties acknowledge (i) that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, (ii) that, without these agreements, the parties would not have entered into this Agreement and (iii) except in the event of fraud or a termination of this Agreement resulting from the willful or intentional breach in any material respect of this Agreement by Target, the Termination Fee provided for in Section 8.3 shall be the sole and exclusive remedy of Parent and Acquiror in the event of the termination of this Agreement in any of the manners stipulated in Section 8.3.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than 5 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms are to be satisfied or waived at Closing), unless another date or time is agreed to in writing by Parent and Target. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Section 1.13, Section 2.2, Section 6.6, Section 6.7 and Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Target and Parent.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Target, to:	with a copy to:

CapitalMark Bank & Trust 801 Broad St # 100 Chattanooga, TN 37402 Attn: R. Craig Holley Facsimile: (423) 756-2578	Adam G. Smith Butler Snow LLP 150 Third Avenue South, Suite 1600 Nashville, TN 37201 Facsimile: (615) 651-6701

(b) if to Acquiror or Parent, to:	with a copy to:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, TN 37201 Attn: M. Terry Turner Facsimile: (615) 744-3770	Bob F. Thompson Bass, Berry & Sims PLC 150 Third Avenue South, Suite 900 Nashville, TN 37201 Facsimile: (615) 742-6262

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Parent Disclosure Schedule, Target Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular or plural form of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. As used in this Agreement, the “knowledge” of Target means the actual knowledge of any of the officers of Target listed on Section 9.5 of the Target Disclosure Schedule, and the “knowledge” of Parent or Acquiror means the actual knowledge of any of the officers of Parent or Acquiror listed on Section 9.5 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Nashville, Tennessee are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature and (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” within the meaning of this Agreement if such document or item is (i) made available specifically for review in person by the other party or (ii) contained and accessible for a continuous period of at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room hosted by Firmex established by Target in connection with the transactions contemplated hereby to which Parent and Acquiror and their designated representatives had access rights during such period or the online portal used by Parent to make information available to its board of directors to which Target and its designated representatives had access rights during such period.

9.6 Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of Target Common Stock, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

9.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Target Common Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in a court of record of, or in any federal court located in, that county in the State of Tennessee in which the principal executive office of such other party is located, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of forum non convenience which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Publicity. Except as otherwise required by applicable law or the rules of NASDAQ, neither Target nor Parent or Acquiror shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of Parent, in the case of a proposed announcement or statement by Target, or Target, in the case of a proposed announcement or statement by Parent or Acquiror, which consents shall not be unreasonably withheld or delayed.

9.13 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, and, from and after the Effective Time, but only if the Effective Time shall occur, except for the rights of holders of Target Common Stock to receive the Merger Consideration as provided in Article II, and the rights of holders of Target Stock

Options under Section 1.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Any purported assignment in contravention hereof shall be null and void. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

9.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written, such execution having been duly authorized by the respective Board of Directors of Parent, Acquiror and Target.

Attest:	PINNACLE FINANCIAL PARTNERS, INC.:

/s/ Hugh Queener	By:	/s/ M. Terry Turner
Secretary	Name:	M. Terry Turner
	Title:	President and Chief Executive Officer

Attest:	PINNACLE BANK:

/s/ Hugh Queener	By:	/s/ M. Terry Turner
Secretary	Name:	M. Terry Turner
	Title:	President and Chief Executive Officer

Attest:	CAPITALMARK BANK & TRUST:

/s/ Grady P. Williams	By:	/s/ R. Craig Holley
Secretary	Name:	R. Craig Holley
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquiror	First Paragraph
Acquiror Charter	1.
Acquisition Proposal	6.10(f)
Adverse Recommendation Change	6.10(d)
Affected Employees	7.3(e)
Affiliate	9.5
Agreement	First Paragraph
Articles of Merger	1.2
Anti-Money Laundering Laws	3.13(b)
Assumed Stock Option	1.7(a)
Average Closing Price	8.1(i)
BHC Act	3.1(b)
Burdensome Conditions	6.1(b)
Business Day	9.5
Bylaws	1.10
Cash Consideration	1.4(a)
Cash Election	1.4(b)(ii)
Cash Election Number	1.4(b)(i)
Certificate	1.4(c)
Closing	9.1
Closing Date	9.1
Code	Recitals
Combination Election	1.4(b)(ii)
Confidentiality Agreement	6.2(b)
Continuing Employees	6.6(b)
Derivative Contracts	4.17
Determination Date	8.1(i)
DPC Shares	1.4(a)
Effective Time	1.2
Election Deadline	1.4(b)(iii)
ERISA	3.11(b)
Exchange Act	3.12
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIA	4.28
FDIC	3.4
Form of Election	1.4(b)(ii)
Form S-4	3.4
FRB	3.5
GAAP	3.6
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.7(a)
Index Availability Date	8.1(i)

Index Value	8.1(i)
Intellectual Property	4.20(a)
IRS	3.11(b)
Knowledge	9.5
Lease	4.16(a)
Leases	4.16(a)
Liens	3.2(d)
Loans	4.23(a)
Mailing Date	1.4(b)(iii)
Material Adverse Effect	3.1(a)
Merger	Recitals
Merger Consideration	1.4(a)
NASDAQ	2.2(e)
OCC	3.5
OREO	4.23(b)
Other Regulatory Approvals	3.4
Parent	First Paragraph
Parent Benefit Plans	3.11(a)
Parent Capital Stock	3.2
Parent Common Stock	1.4(a)
Parent Disclosure Schedule	Article III
Parent ERISA Affiliate	3.11(b)
Parent Form 10-K	3.15
Parent Incentive Plans	6.6(a)
Parent Preferred Stock	3.2(a)
Parent Reports	3.12
Parent Stock Option	3.2(a)
Parent Stock Plans	3.2(a)
Person	9.5
Premium Cap	6.7(b)
Protected Period	6.6(b)
Proxy Statement/Prospectus	3.4
Public Proposal	8.3(a)(ii)
Real Estate	4.16(b)
Regulatory Agencies	3.5
Representative	1.4(b)(ii)
Requisite Shareholder Approval	7.1(a)
SBLF Redemption	1.8
Section 16 Information	6.12
Securities Act	3.4
Software	4.20(a)
Starting Date	8.1(i)
State Regulator	3.5
Stock Consideration	1.4(a)
Stock Election	1.4(b)(ii)
Stock Election Number	1.4(b)(i)
Subsidiary	3.1(c)
Superior Proposal	6.10(g)
Surviving Corporation	Recitals
Target	First Paragraph
Target Balance Sheet	4.6
Target Balance Sheet Date	4.6

Target Benefit Plans	4.12(a)
Target Capital Stock	4.2(a)
Target Charter	4.1(b)
Target Common Stock	1.4(a)
Target Data	4.20(b)
Target Disclosure Schedule	Article IV
Target Dissenting Shares	1.4(e)
Target Employees	6.6(a)
Target ERISA Affiliate	4.12(a)
Target Financial Statements	4.6
Target Insiders	6.12
Target Intellectual Property	4.20(a)
Target Loan	4.23(c)
Target Material Contract	4.14(a)
Target Preferred Stock	4.2 (a)
Target Regulatory Agreement	4.15
Target Representative	6.10(a)
Target Series A Preferred Stock	4.2(a)
Target Shareholder Approval	6.3(a)
Target Shareholders’ Meeting	6.3(a)
Target-Owned Software	4.20(b)
Target Stock Option	1.7(a)
Target Stock Plans	1.7(a)
Tax	3.10(b)
Taxes	3.10(b)
TBCA	1.1
TDFI	3.4
Termination Fee	8.3(a)
Trust Account Shares	1.4(a)
Voting Agreements	Recitals
Voting Debt	3.2(b)

Appendix B

TENNESSEE BUSINESS CORPORATION ACT – DISSENTERS’ RIGHTS

Part 1. Right to Dissent and Obtain Payment for Shares

§ 48-23-101. Chapter definitions.

As used in this chapter, unless the context otherwise requires:

(1)	“Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action, and, for purposes of §§ 48-23-203—48-23-302, includes the survivor of a merger or conversion or the acquiring entity in a share exchange of that issuer;

(3)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4)	“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5)	“Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6)	“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7)	“Shareholder” means the record shareholder or the beneficial shareholder.

§ 48-23-102. Right to dissent.

(a)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger if the merger is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the merger if the merger had been submitted to a vote at a shareholders’ meeting; or

(B) If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan if the plan is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the plan if the plan had been submitted to a vote at a shareholders’ meeting;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders’ meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104;

(5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6) Consummation of a conversion of the corporation to another entity pursuant to chapter 21 of this title.

(b)	A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c)	Notwithstanding subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78f, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78a, as amended.

§ 48-23-103. Dissent by nominees and beneficial owners.

(a)	A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection (a) are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b)	A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

Part 2. Procedure for Exercise of Dissenters’ Rights

§ 48-23-201. Notice of dissenters’ rights.

(a)	Where any corporate action specified in § 48-23-102(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (including any meeting notice required under chapters 11-27 to be provided to nonvoting shareholders) must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert dissenters’ rights under this chapter. If the corporation concludes that dissenters’ rights are or may be available, a copy of this chapter must accompany the meeting notice sent to those record shareholders entitled to exercise dissenters’ rights.

(b)	In a merger pursuant to § 48-21-105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert dissenters rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in § 48-23-203.

(c)	Where any corporate action specified in § 48-23-102(a) is to be approved by written consent of the shareholders pursuant to § 48-17-104(a) or § 48-17-104(b):

(1) Written notice that dissenters’ rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter; and

(2) Written notice that dissenters’ rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by § 48-17-104(e) and (f), may include the materials described in § 48-23-203 and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter.

(d)	A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

§ 48-23-202. Notice of intent to demand payment.

(a)	If a corporate action specified in § 48-23-102(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter:

(1) Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) Must not vote, or cause or permit to be voted, any such shares in favor of the proposed action.

(b)	If a corporate action specified in § 48-23-102(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter must not sign a consent in favor of the proposed action with respect to such shares.

(c)	A shareholder who fails to satisfy the requirements of subsection (a) or subsection (b) is not entitled to payment under this chapter.

§ 48-23-203. Dissenters’ notice.

(a)	If a corporate action requiring dissenters’ rights under § 48-23-102(a) becomes effective, the corporation must send a written dissenters’ notice and form required by subdivision (b)(1) to all shareholders who satisfy the requirements of § 48-23-202(a) or § 48-23-202(b). In the case of a merger under § 48-21-105, the parent must deliver a dissenters’ notice and form to all record shareholders who may be entitled to assert dissenters’ rights.

(b)	The dissenters’ notice must be delivered no earlier than the date the corporate action specified in § 48-23-102(a) became effective, and no later than (10) days after such date, and must:

(1) Supply a form that:

(A) Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action;

(B) If such announcement was made, requires the shareholder asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before that date; and

(C) Requires the shareholder asserting dissenters’ rights to certify that such shareholder did not vote for or consent to the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision (b)(2)(B);

(B) A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the subsection (a) dissenters’ notice is sent, and state that the shareholder shall have waived the right to demand payment with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation’s estimate of the fair value of shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subdivision (b)(2)(B) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) Deleted by 2015 Pub.Acts, c. 60, § 3, eff. April 6, 2015.

(3) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

§ 48-23-204. Duty to demand payment.

(a)	A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(2), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)	The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c)	A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d)	A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

§ 48-23-205. Share restrictions.

(a)	The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

§ 48-23-206. Payment.

(a)	Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b)	The payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to § 48-23-203(b)(2)(C);

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under § 48-23-209; and

(5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

§ 48-23-207. Failure to take action.

(a)	If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)	If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.

§ 48-23-208. After-acquired shares.

(a)	A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b)	To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.

§ 48-23-209. Procedure if shareholder dissatisfied with payment or offer.

(a)	A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1) The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b)	A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

Part 3. Judicial Appraisal of Shares

§ 48-23-301. Court action.

(a)	If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)	The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)	The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)	The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)	Each dissenter made a party to the proceeding is entitled to judgment:

(1) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

§ 48-23-302. Court costs and counsel fees.

(a)	The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Appendix C

April 7, 2015

Board of Directors

CapitalMark Bank & Trust

801 Broad Street

P.O. Box 671

Chattanooga, TN 37402

Members of the Board of Directors:

We understand that CapitalMark Bank & Trust (the “Company”) and Pinnacle Financial Partners, Inc. (“Pinnacle”) propose to enter into the Agreement (defined below) pursuant to which, among other things, the Company will be merged with and into Pinnacle Bank, a wholly-owned subsidiary of Pinnacle (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, $1.00 par value per share, of the Company (each, a “Common Share” and collectively, the “Common Shares”) will be converted into the right to receive the product of (A) 90% multiplied by (B) 0.5000x shares of Pinnacle common stock, $1.00 par value per share (the “Stock Consideration”), and an amount in cash equal to the product of (A) 10% multiplied by (B) the product of (I) 0.5000x multiplied by (II) the average closing price of Pinnacle common stock for the ten (10) trading days ending on the business day immediately preceding the closing date (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”), as more fully described in the Agreement. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be paid to the shareholders of the Company in the Transaction pursuant to the Agreement, is fair from a financial point of view to the shareholders of the Company. For purposes of this Opinion, and with your consent, we have assumed that the Merger Consideration has a value of $22.21 per Common Share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger by and among Pinnacle Financial Partners, Inc., Pinnacle Bank, and CapitalMark Bank & Trust dated as of March 25, 2015 (the “Agreement”);

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by Company Management for the periods ending December 31, 2020 as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	reviewed the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

Board of Directors

CapitalMark Bank & Trust

April 7, 2015

7.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

9.	discussed with members of the senior management of the Company and Pinnacle certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or Pinnacle or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses; accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

We have relied upon, without independent verification, the assessment of the Company’s management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of April 7, 2015 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

.

Board of Directors

CapitalMark Bank & Trust

April 7, 2015

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of the Pinnacle’s common stock either until or following the closing of the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Pinnacle at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of the Company.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the Merger Consideration to be paid to the shareholders of the Company as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, in connection with the Transaction. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Pinnacle or the ability of the Company or Pinnacle to pay their respective obligations when they come due.

This opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, all of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of Pinnacle for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Raymond James provides services to Pinnacle that allows Pinnacle to offering

Board of Directors

CapitalMark Bank & Trust

April 7, 2015

securities broking in its branches, for which Raymond James is compensated. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Pinnacle or other participants in the Transaction, currently or in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company (solely in each directors capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the shareholders of the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the shareholders of the Company.

Very truly yours,

/s/ Raymond James

RAYMOND JAMES & ASSOCIATES, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Tennessee Business Corporation Act (“TCBA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Pinnacle’s amended and restated charter, as amended, provides that it will indemnify its directors and officers to the maximum extent permitted by the TBCA. Pinnacle’s bylaws provide that its directors and officers shall be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, the bylaws provide that Pinnacle will advance to its directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes Pinnacle with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions provide that Pinnacle will indemnify its directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the directors or officer acted in a manner he or she in good faith believed to be in or not opposed to Pinnacle’s best interests and, in the case of a criminal action or proceeding, if the individual had no reasonable cause to believe his or her conduct was unlawful. Pinnacle’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Pinnacle’s amended and restated charter, as amended, and bylaws, as amended, also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Pinnacle can also provide for greater indemnification than is provided for in the bylaws if Pinnacle chooses to do so, subject to approval by its shareholders and the limitations provided in its amended and restated charter, as amended, as discussed in the subsequent paragraph.

Pinnacle’s amended and restated charter, as amended, eliminates, with exceptions, the potential personal liability of a director for monetary damages to Pinnacle and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•	a breach of the director’s duty of loyalty to Pinnacle or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Pinnacle’s amended and restated charter, as amended, does not eliminate or limit Pinnacle’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of Pinnacle’s bylaws specifically provide that Pinnacle may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not Pinnacle would have had the power to indemnify against such liability.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the “Exhibit Index” which follows the signature pages to this proxy statement/prospectus and is herein incorporated by reference.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on June 2, 2015.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ M. Terry Turner
M. Terry Turner
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints M. Terry Turner or Harold R. Carpenter, and either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this Registration Statement on Form S-4, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

/s/ Robert A. McCabe, Jr.	Chairman and Director	June 2, 2015
Robert A. McCabe, Jr.

/s/ M. Terry Turner	President, Chief Executive Officer and Director (Principal Executive Officer)	June 2, 2015
M. Terry Turner

/s/ Harold R. Carpenter	Chief Financial Officer (Principal Financial and Accounting Officer)	June 2, 2015
Harold R. Carpenter

	Director	June , 2015
Sue G. Atkinson

/s/ H. Gordon Bone	Director	June 2, 2015
H. Gordon Bone

/s/ Gregory L. Burns	Director	June 2, 2015
Gregory L. Burns

	Director	June , 2015
Colleen Conway-Welch

Signature	Title	Date

/s/ James C. Cope	Director	June 2, 2015
James C. Cope

/s/ Glenda Baskin Glover	Director	June 2, 2015
Glenda Baskin Glover

/s/ William Huddleston, IV	Director	June 2, 2015
William Huddleston, IV

/s/ Ed C. Loughry, Jr.	Director	June 2, 2015
Ed C. Loughry, Jr.

/s/ Gary L. Scott	Director	June 2, 2015
Gary L. Scott

/s/ Reese L. Smith III	Director	June 2, 2015
Reese L. Smith III

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1†	Agreement and Plan of Merger by and among Pinnacle Financial Partners, Inc., Pinnacle Bank and CapitalMark Bank & Trust (incorporated herein by reference to Exhibit 2.1 to Pinnacle Financial Partner’s Current Report on Form 8-K, as filed with the SEC on April 7, 2015 (File No. 000-31225)).

3.1	Amended and Restated Charter of Pinnacle Financial Partners, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Pinnacle Financial Partner’s Current Report on Form 8-K, as filed with the Commission on April 27, 2015 (File No. 000-31225)).

3.2	Bylaws of Pinnacle Financial Partners, Inc., as amended (incorporated herein by reference to Exhibit 3.2 to Pinnacle Financial Partner’s Current Report on Form 8-K, as filed with the Commission on April 27, 2015 (File No. 000-31225)).

5.1*	Opinion of Bass, Berry & Sims PLC regarding the legality of the securities being registered.

8.1**	Opinion of Bass, Berry & Sims PLC regarding certain tax matters.

8.2**	Opinion of Butler Snow LLP regarding certain tax matters.

21.1*	Subsidiaries of Pinnacle Financial Partners, Inc.

23.1*	Consent of KPMG LLP, independent registered public accounting firm to Pinnacle Financial Partners, Inc.

23.2*	Consent of Bass, Berry and Sims PLC (included in Exhibit 5.1 above).

23.3**	Consent of Bass, Berry and Sims PLC (included in Exhibit 8.1 above).

23.4**	Consent of Butler Snow LLP (included in Exhibit 8.2 above).

23.5*	Consent of Raymond James & Associates, Inc.

24.1*	Power of attorney (included on the signature page to this registration statement).

99.1**	Form of Proxy Card for Special Meeting of Shareholders of CapitalMark Bank & Trust.

99.2*	Consent of Charles E. Brock.

*	Filed herewith.
**	To be filed by amendment.
†	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrants hereby undertake to furnish supplementally copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.